As filed with the Securities and Exchange Commission on February 7, 2014

Registration Statement No. 333- 192674

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

AMENDMENT NO. 2 TO

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

VERITEQ CORPORATION

(Exact name of registrant in its charter)

Delaware	3669	43-1641533
(State or other jurisdiction of	(Primary Standard Industrial	(IRS Employer
incorporation or organization)	Classification Code Number)	Identification Number)

220 Congress Park Drive, Suite 200

Delray Beach, Florida 33445

(561) 846-7000

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Scott R. Silverman

Chief Executive Officer

VeriTeQ Corporation

220 Congress Park Drive, Suite 200

Delray Beach, Florida 33445

(561) 846-7000

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies of communications to:
Tammy Knight, Esq.
Holland & Knight LLP

515 East Las Olas Boulevard, Suite 1200
Fort Lauderdale, Florida 33301

Phone: (954) 525-1000

Fax: (954) 463-2030

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☑
(Do not check if a smaller reporting company)

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission, or SEC, is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 7, 2014

PRELIMINARY PROSPECTUS

856,449

Shares of Common Stock

VERITEQ CORPORATION

This prospectus relates to the resale by the selling security holders identified in this prospectus of up to an aggregate of 856,449 shares of our common stock, par value $0.01 per share. We will not receive any of the proceeds from the sale of the common stock by the selling security holders.

Under the registration rights agreement entered into by us and the selling security holders in connection with the issuance of the senior secured convertible notes, or the Notes, due November 13, 2014, we are currently registering 856,449 shares of our common stock.

The selling security holders identified in this prospectus may offer the shares from time to time at market prices or at negotiated prices, and may engage a broker, dealer or underwriter to sell the shares through public or private transactions at prevailing market prices or at privately negotiated prices.

We have agreed to pay certain expenses in connection with the registration of the shares. The selling security holders will pay all underwriting discounts and selling commissions, if any, in connection with the sale of the shares.

Our common stock is quoted on the OTC Markets, under the ticker symbol “VTEQ.” On February 5, 2014, the closing price of our common stock was $.78 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4 to read about factors you should consider before investing in shares of our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Date of This Prospectus Is:  _____________, 2014

 PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in the common stock of VeriTeQ Corporation (referred to herein as “we,” “our,” “us,” “VeriTeQ” or the “Company”). You should carefully read the entire prospectus, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the accompanying financial statements and the related notes to the Financial Statements before making an investment decision.

Business Overview

VeriTeQ Corporation, or VC, formerly known as Digital Angel Corporation, acquired its wholly-owned subsidiary, VeriTeQ Acquisition Corporation, or VAC, a Florida corporation, pursuant to the terms of a share exchange agreement, as more fully discussed below. VC became the legal acquirer of VAC and VAC became the accounting acquirer of VC pursuant to the terms of the Exchange Agreement (defined below). In January 2012, VAC acquired all of the outstanding stock of PositiveID Animal Health Corporation, or PAH, a Florida corporation from PositiveID Corporation, a related party. In December 2012, VAC formed a subsidiary, VTQ IP Holding Corporation, a Delaware corporation. VC, VAC and VAC’s subsidiaries are referred to together as, “VeriTeQ,” “the Company,” “we,” “our,” and “us”. VAC was founded in December 2011 and is engaged in the business of radio frequency identification technologies, or RFID, for the Unique Device Identification, or UDI, of implantable medical devices and radiation dose measurement technologies for use in radiation therapy treatment.

VeriTeQ is in the development stage as defined by Accounting Standards Codification subtopic 915-10 Development Stage Entities, or ASC 915-10, and its success depends on its ability to obtain financing and realize its marketing efforts. To date, VeriTeQ has not generated sales revenues, has incurred expenses and has sustained losses. Consequently, its operations are subject to all the risks inherent in the establishment of a new business enterprise.

VeriTeQ has proprietary technology, including over 100 patents, patents pending, patent licenses, and U.S. Food and Drug Administration, or the FDA, cleared and CE marked products. VeriTeQ has two principal business lines: unique identification technologies for medical devices and radiation dosimeters and other medical sensor applications.

On September 20, 2013, the FDA published in the Federal Register its Final Rule for UDI, or the FDA Rule, which requires all medical devices distributed in the U.S. that are intended to be used more than once and intended to undergo any form of reprocessing before each use, to carry a UDI directly on the device itself, called direct part marking. The FDA Rule was issued in response to the passage of the FDA Safety and Innovation Act, which directed the federal agency to develop regulations that would create a UDI system for medical devices. Medical devices that are reprocessed and reused will inevitably be separated from their original label and device package, and therefore the FDA states direct part marking is the only way to ensure the accurate identification of such devices.

In October 2004, VeriTeQ’s human-implantable RFID microchip, which is the basis for the VeriTeQ’s Q Inside Safety Technology, was cleared for use by the FDA. VeriTeQ believes that its Q Inside Safety Technology meets the automatic identification and data capture, or AIDC, technology requirement of the direct part marking mandate of the FDA Rule for reprocessed medical devices. The VeriTeQ UDI system consists of a passive implantable RFID microchip called “Q Inside,” a proprietary hand-held reader, and corresponding database.

Complementing its UDI technology, VeriTeQ has proprietary technologies and patents for implantable and wearable radiation dosimeters and bio-sensing technologies. Its radiation dosimeter portfolio includes previously commercialized, FDA cleared and CE marked radiation dosimeter technologies that were formerly used in numerous U.S. hospitals to measure radiation doses in vivo and on the skin surface. VeriTeQ’s OneDose® and DVS SmartMarker® technologies provide radiation oncologists, radiologists, therapists and physicists a tool to know the exact dosage of radiation delivered to a patient at the skin level and at the site of a tumor or tumor area.

Significant Developments

Share Exchange Agreement and Reverse Stock Split

On June 24, 2013, VAC and its stockholders entered into a share exchange agreement, or the Exchange Agreement, with VC and the closing of the transaction, or the VeriTeQ Transaction, took place on July 8, 2013. Pursuant to the terms of the Exchange Agreement, VAC exchanged all of its issued and outstanding shares of common stock for shares of VC’s preferred stock, which were converted into VC’s common stock automatically upon the effectiveness of the 1:30 reverse stock split, or the Reverse Stock Split, on October 18, 2013. In addition, all outstanding VAC stock options and warrants to purchase shares of VAC’s common stock, whether or not exercisable or vested, converted into options and warrants to acquire shares of VC’s common stock. As a result of the VeriTeQ Transaction, VAC became a wholly-owned subsidiary of VC.

Based on the terms of the VeriTeQ Transaction, which are more fully described under the heading, “Description of Business” presented below, VAC was the accounting acquirer and as a result VAC’s operating results became the historical operating results of the Company. In addition, VAC’s common stock has been presented as if it was converted into shares of VC’s common stock at the beginning of the periods presented herein and based on an exchange ratio of 0.19083 under the terms of the Exchange Agreement. The exchange ratio took into consideration the Reverse Stock Split.

As a result of the Reverse Stock Split, all share information in this Registration Statement on Form S-1 has been restated to reflect the Reverse Stock Split as if it had occurred at the beginning of the periods presented, where appropriate.

Securities Purchase Agreement, Notes and Warrants

On November 13, 2013, or the Closing Date, we entered into a securities purchase agreement, or the Purchase Agreement, with a group of institutional and accredited investors, or the Investors. Pursuant to the terms of the Purchase Agreement, we issued and sold to the Investors the Notes in the aggregate original principal amount of $1,816,667, or the Notes, and warrants to purchase up to 2,422,222 shares of our common stock, on the terms set forth below, or the Financing.

The Notes mature on the first anniversary date of the issuance and were issued with an original issue discount of approximately 10% and the aggregate purchase price of the Notes was $1,650,000. The Notes are non-interest bearing, unless there is an event of default (as defined in the Notes), in which case interest on the Notes shall commence accruing daily at a rate of eighteen percent (18%) per annum. The initial conversion price of the Notes, or the Conversion Price, is $0.75 per share.

In connection with the Financing, we agreed to allow our placement agent to participate in the offering for $150,000 in lieu of our obligation to pay the placement agent a cash fee of $150,000 and, therefore, the aggregate cash purchase price of the Notes is $1,500,000. In addition, the placement agent will receive 5% of the aggregate cash exercise price received by us upon exercise of any warrants in the offering, and they received 222,222 warrants entitling them to purchase 222,222 shares of common stock as part of their placement agent fee. The aggregate number of warrants issued in the Financing to the Investors and the placement agent was 2,644,444. We refer to the aggregate number of warrants herein as the Warrants.

The Warrants are immediately exercisable, have an initial exercise price, or Exercise Price, of $2.84 per share and expire on the fifth anniversary of their initial issuance.

In connection with the sale of the Notes and the Warrants we entered into a registration rights agreement, a security agreement, and a guaranty. Under the registration rights agreement, we have agreed to register 125% of the shares issuable under the Notes, or 3,027,778 shares, and 125% of the shares issuable under the Warrants, or 3,305,557 shares, for a total of 6,333,335; or such lesser number of shares as required by the SEC. Therefore, we are currently registering 856,449 shares of our common stock issuable in connection with the Notes. We intend to file additional registration statement(s) to register the additional shares required to be registered in connection with the Notes and the shares underlying the Warrants, if and when, such additional shares become eligible for registration.

In addition, we and each depository bank in which such bank account is maintained entered into certain account control agreements with respect to certain restricted accounts described in the Notes and the security agreement. Under the terms of the Financing, we expect to receive gross proceeds of $1.5 million, less transaction expenses.   On November 13, 2013, $750,000 of the gross proceeds from the sale of the Notes was placed into restricted bank accounts in the Company’s name in an amount proportionate to each holder’s principal Note balance.  In addition, we were required to place $75,000 of the gross proceeds we received into a restricted bank account to cover one-half of the placement agent’s fee, although this requirement was subsequently waived.  In addition, we were required to place any proceeds from the sale of certain marketable securities that we owned into the restricted bank accounts in an amount proportionate to each holder’s principal Note balance.  Accordingly, in the fourth quarter of 2013, upon the sale of the marketable securities, we placed approximately $0.1 million in the restricted bank accounts.  The restricted funds will be applied to pay any redemption or other payment due under the applicable Note to the applicable holder from time to time. A portion of the restricted funds will be released to us upon any conversion of the Notes or at any time the balance in the applicable restricted account, excluding the proceeds from the sale of the marketable securities, exceeds the principal of the applicable Note then outstanding.

In addition, under the terms of the Purchase Agreement, the number of shares a holder, together with its affiliates, is able to beneficially own at any given time is limited to 4.99% of our total common stock then outstanding. If a holder’s beneficial ownership reaches the 4.99% limit, they will not be able to convert any remaining portion of their Note or exercise their Warrant until such time that they sell enough shares to reduce their ownership percentage.

These restrictions could limit the amount of proceeds we expect to realize from the Financing.

The Financing is more fully described in the section titled, “Description of Note and Warrant Financing” beginning on page 13.

Recent Developments

Results for the Quarter and Year Ended December 31, 2013

We are currently in the process of preparing our financial results for the fourth quarter and year ended December 31, 2013 and, therefore, final results are not yet available.  We shipped our first order of our Q Inside Safety Technology microchips in the fourth quarter of 2013 and, as a result we expect to recognize $18,000 of revenue in the fourth quarter.  We expect our selling, general and administrative expenses to increase from the previous quarters due to the addition of four manufacturing related employees.  We expect to record non-cash charges, currently estimated at approximately $8.2 million in the fourth quarter, primarily as a result of the beneficial conversion feature of the Notes and the valuation of the Warrants.  These charges will be partially offset by other income as a result of a change of approximately $0.8 million in the valuation of a subordinated convertible debt with an embedded convertible option that is being revalued each reporting period.  Accordingly, our liabilities and stockholders’ deficit will increase from the September 30, 2013 balances.  Our cash on-hand at December 31, 2013 was approximately $12,000 and our restricted cash, resulting from the terms of the Notes and the Purchase Agreement, was approximately $0.9 million.  Our estimated working capital deficit at December 31, 2013 is approximately $2.0 million ($2.9 million excluding restricted cash). The amounts discussed herein are not yet audited, are estimates and are subject to change based on our final review and analysis.

Letter Agreement

On January 30, 2014, we entered into a letter agreement with the buyers of our former subsidiary, Digital Angel Radio Communications Ltd. Pursuant to the letter agreement, the buyers paid us £0.1 million in full and final settlement of a deferred purchase price resulting from the sale. As a result, we will record, a loss of approximately $52,000 in the first quarter of 2014.

Change in Management

Effective January 31, 2014, Michael E Krawitz became our Chief Legal and Financial Officer replacing Lorraine M. Breece who resigned as our Chief Financial Officer on January 30, 2014. Ms. Breece will remain with us in a different capacity, which has not yet been determined.  Mr. Krawitz has entered into an employment agreement with us, which is described beginning on page 51 of this prospectus.

Where You Can Find Us

Our principal executive offices are located at 220 Congress Park Drive, Suite 200, Delray Beach, Florida 33445. Our telephone number is (561) 846-7000.

THE OFFERING

Common stock offered by selling security holders	856,449

Common stock outstanding before the offering	9,459,373

Common stock outstanding after the offering	10,315,822 (1)

Use of Proceeds	We will not receive any proceeds from the sale of the shares of common stock being offered under this prospectus.

OTC Markets Trading Symbol	VTEQ

Risk Factors	The common stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See “Risk Factors” beginning on page 4.

(1)	Represents 9,459,373 shares of common stock currently outstanding plus 856,449 shares of common stock being offered by the selling security holders under this prospectus.

The number of shares of common stock that will be outstanding upon the completion of this offering is based on the 9,459,373 shares outstanding as of February 5, 2014, and excludes the following:

●	2,626,127 shares of our common stock issuable upon exercise of outstanding stock options having a weighted average exercise price of $8.37 per share and issued under our stock plans;
●	2,504,738 additional shares of our common stock reserved for future issuance under our existing stock option plans;
●	3,380,179 shares of our common stock issuable upon exercise of outstanding warrants having a weighted average exercise price of $2.64 per share; and
●	3,852,042 shares of our common stock issuable upon the conversion of outstanding promissory notes.

RISK FACTORS

You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision with regard to our securities. The statements contained in or incorporated into this prospectus that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Operations and Business

We have a history of losses and expect to incur additional losses in the future. We are unable to predict the extent of future losses or when we will become profitable.

For the nine-months ended September 30, 2013 and the year ended December 31, 2012, we experienced net losses of $8.4 million and $1.6 million, respectively, and our accumulated deficit at September 30, 2013 was $10.0 million. We reported no revenue or gross profit for the year ended December 31, 2012 or the nine-months ended September 30, 2013. Until one or more of the products under development is successfully brought to market, we do not anticipate generating significant revenue or gross profit. We expect to continue to incur operating losses for the near future. Our ability in the future to achieve or sustain profitability is based on a number of factors, many of which are beyond our control. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

Our financial statements indicate conditions exist that raise substantial doubt as to whether we will continue as a going concern.

Our unaudited financial statements for the three and nine-months ended September 30, 2013 and annual audited financial statements for the year ended December 31, 2012 indicate conditions exist that raise substantial doubt as to whether we will continue as a going concern. Our continuation as a going concern is dependent upon our ability to obtain financing to fund the continued development of products and working capital requirements. If we cannot continue as a going concern, our stockholders may lose their entire investment.

We are a development stage company and we are introducing new products without a record of sales in the marketplace, and if we are not successful in launching some of our products, we may need to cease ongoing business operations.

We are a development stage company as defined by ASC 915-10, and our success depends on our ability to obtain financing and realize sales from our marketing efforts. To date, we have only generated a minimum amount of sales revenue beginning in October 2013, we have incurred expenses and we have sustained losses. Consequently, our operations are subject to all the risks inherent in the establishment of a new business enterprise. If our products fail to gain market acceptance, we will be unable to achieve the necessary revenues, which will allow us to remain in business. Notwithstanding the need for our products in the marketplace, products like ours do not yet exist, and may not be accepted.

There can be no assurance that the products we intend to offer will be accepted by the marketplace and we may never operate profitably, even in the long term. Operations will be subject to all the risks inherent in the establishment of a developing enterprise and the uncertainties arising from the absence of a significant operating history. Potential investors should be aware of the difficulties normally encountered in commercializing new products and services. If the business plan is not successful, and we are not able to operate profitably, investors may lose some or all of their investment in us.

Our failure to raise additional capital to fund our operations and complete our work in introducing our products and launch an effective marketing campaign could reduce our ability to compete successfully and adversely affect our results of operations.

In addition to the Financing, we will need to raise additional funds in the near term to fund our operations and to achieve our future strategic objectives, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests and the value of shares of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we cannot raise the additional capital we need on acceptable terms, we may not be able to, among other things:

●	fund our operations and pay our existing accounts payable and accrued expenses;

●	continue to expand our technology development, sales and/or marketing efforts;

●	hire, train and retain employees; or

●	develop and enhance our existing products and services.

Our inability to do any of the foregoing could reduce our ability to compete successfully and adversely affect our results of operations and our ability to continue as a going concern.

We are a very small company with limited resources compared to some of our potential competitors and we may not be able to compete effectively and increase market share.

The success of a technology/medical device business, like ours, is dependent not only upon its patents, but also on reaching the market quickly, safely and effectively. Notwithstanding patent protections, it is possible that another technology/medical device company could develop a non-infringing product that meets the same needs that are addressed by our products. A larger, better capitalized or better connected technology/medical device company could be able to innovate more quickly and reach the market using far more resources. As a result, a competitor could reach the market first, blocking us from some or all of the market for our products.

Because we are small, we may have challenges in selling our products that a well-known brand would not have and our ability to negotiate financing sources and customers may be more difficult than if we were a larger entity.

As a new company, we do not have a reputation that bigger, well established companies have. Particularly in the technology/medical device market, in which trust in product quality is important, the absence of a proven reputation could make selling our products more difficult. On the other hand, if our products are well received in the market, we may have challenges associated with rapid growth, such as needing capital for inventory, IT infrastructure and personnel, and needing time to adequately retain and train personnel.

We will need to conduct additional debt or equity financings, and we may have difficulty negotiating favorable or market-rate terms because we are small and the risk of engaging in a financing transaction with us is higher than it would be with a well-established entity. Similarly, we will need to sell our products, almost exclusively to organizations that are much larger than we are. They often will have enhanced strength in any negotiations because they are not as dependent on our products as much as we would be dependent on them.

Our commercial success depends significantly on our ability to develop and commercialize our products without infringing the intellectual property rights of third parties.

Our commercial success will depend, in part, on operating our business without infringing on the proprietary rights of third parties. Third parties that believe we are infringing on their rights could bring actions against us claiming damages and seeking to enjoin the development, marketing and use of our website and services. If we become involved in any litigation, it could consume a substantial portion of our resources, regardless of the outcome of the litigation. If any of these actions are successful, we could be required to pay damages and/or to obtain a license to continue to develop or market our services, in which case we may be required to pay substantial royalties. However, any such license may not be available on terms acceptable to us or at all. Ultimately, we could be prevented from commercializing our products or be forced to cease some aspect of our business operations as a result of patent infringement claims, which would harm our business.

Our industry changes rapidly as a result of technological and product developments, which may quickly render our product candidates less desirable or even obsolete. If we are unable or unsuccessful in supplementing our product offerings, our revenue and operating results may be materially adversely affected.

The industry in which we operate is subject to rapid technological change. The introduction of new technologies in the market, including the delay in the adoption of these technologies, as well as new alternatives for the delivery of products and services will continue to have a profound effect on competitive conditions in this market. We may not be able to develop and introduce new products, services and enhancements that respond to technological changes on a timely basis. If our product candidates are not accepted by the market as anticipated, if at all, our business, operating results, and financial condition may be materially and adversely affected.

We have pledged our intellectual property, and may pledge more in the future, in connection with financing transactions. If we default on our obligations under the terms of those agreements the secured parties can take our intellectual property, which would hurt our ability to sell our products and maintain a competitive advantage and could have a material adverse affect on our business.

Under the terms of the Financing and an asset purchase agreement with SNC Holdings Corp., certain intellectual property, including intellectual property related to our UDI and dosimeter products is pledged as security If we default on our obligations under the terms of those agreements, the secured parties can take our intellectual property. In addition, if we do not pay certain royalty payments based on our attainment of certain sales levels for the calendar year 2014 to a related party, we are required to grant the related party a non-exclusive, perpetual, non-transferrable, world-wide, fully paid license to said patents. The loss of our intellectual property or the rights to the exclusive use of certain intellectual property will hurt our ability to sell our products and/or maintain a competitive advantage.

Our success depends on continuing to hire and retain qualified personnel, including our directors and officers and our technical personnel. If we are not successful in attracting and retaining these personnel, our business will suffer.

Our success depends substantially on the performance of our management team and key personnel. We believe our Chairman and Chief Executive Officer, or CEO, is extremely important in connection with our ability to communicate with bankers, development partners and potential investors. Our President is extremely important in connection with the further development of our products and will be extremely important in generating revenue from those products. Our future success will depend on our ability to attract, integrate, motivate and retain qualified technical, sales, operations, and managerial personnel, as well as our ability to successfully implement a plan for management succession. We believe that retaining qualified personnel is particularly difficult for companies that do not yet have revenue, and we may not be able to continue to attract and retain key personnel. In addition, if we lose the services of any of our management team or key personnel and are not able to find suitable replacements in a timely manner, our business could be disrupted and we may incur increased operating expenses.

If we are unable to manage our growth effectively, our business, financial condition and results of operations may be adversely affected.

We intend to develop a customer base, expand our product offerings and pursue market opportunities. The expansion of our operations and employee base is expected to place a significant strain on our management, operational and financial resources. There can be no assurance that our current management or sales, marketing and support or technical personnel will be able to support our future operations or to identify, manage and exploit potential market and technological opportunities. If we are unable to manage growth effectively, such inability could have a material adverse effect on our business, financial condition and results of operations.

Our products are subject to regulatory approval, and failure to obtain such approval may adversely affect us.

Our products are regulated by the FDA in the United States, or U.S., and analogous agencies in other countries. Failure to obtain, or timely obtain, approvals from the regulating agencies would delay or prevent our entry into the market with our products. Application to, and compliance with, these agencies can be costly, and may require resources that would detract from our other efforts, such as sales or marketing.

Liquidation of Signature Industries Limited may result in additional cash obligations.

In March 2013, VC appointed a liquidator and initiated the formal liquidation of its U.K. subsidiary, Signature Industries Limited, or Signature, primarily related to its outstanding liabilities. VC used £40,000 ($61,000) of the purchase price from the sale of Signature’s former division, Digital Angel Radio Communications, Inc., or DARC, to satisfy its estimated portion of Signature’s outstanding liabilities. However, one party has submitted a claim to the liquidator for approximately £244,000 (U.S. $0.4 million). This claim is associated with an outsourced manufacturing agreement related to a terminated manufacturing contract. As a result of the termination of the contract, Signature did not purchase any products under the manufacturing agreement and, accordingly, VC, in consultation with outside legal counsel, does not believe that any amount is owed per the terms of the agreement. However, this claim could result in VC having to pay an additional estimated portion of Signature’s outstanding liabilities, which if significant, could have a materially adverse effect on our financial position and cash flow. We expect the liquidation to be completed in early 2014, although it could extend beyond the expected timeframe.

We may be involved in legal claims which could materially adversely affect us.

Claims or disputes against the Company may arise in the future. Results of legal proceedings are subject to significant uncertainty and, regardless of the merit of the claims, litigation may be expensive, time-consuming, disruptive to our operations and distracting to management.

Medical devices are subject to products liability claims, and such claims, regardless of merit, could be disruptive and costly, and may exceed any insurance we have in connection with products liability. Although our management considers the likelihood of such an outcome to be remote, if one or more of these legal matters were resolved against us for amounts in excess of management’s expectations, our results of operations could be materially adversely affected. Further, such outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against us, all of which could have a material impact on our business, intellectual property, results of operations or cause us financial harm.

Risks Relating to Our Securities

Because the focus of our business has changed, some of our current investors may choose to sell their investment.

Prior to the transaction with VAC, VC was engaged in development of mobile games. It is possible that some of our stockholders purchased our stock because we were engaged in the mobile games industry, and that some of our investors may not be inclined to invest in a technology/medical device company. If our investors sell their stock this could adversely affect our stock price.

If a market for our common stock does not develop, stockholders may be unable to sell their shares.

Our common stock is publicly traded under the symbol “VTEQ” on the OTC Markets, an electronic inter-dealer quotation medium for equity securities. Our stock did not have an active trading market for the entire year preceding the VeriTeQ Transaction. Until very recently, fewer than 15,000 shares per day have traded on most trading days, representing value of less than approximately $40,000 of trading volume. There can be no assurance that an active and liquid trading market will develop or, if developed, that it will be sustained.

Because our Chairman and CEO owns a substantial percentage of our common stock, he may be able to exercise greater control over the decisions of the stockholders.

Mr. Scott Silverman, our Chairman and CEO, holds 5,462,770 shares of our common stock, representing approximately 58% of the voting rights of the Company. As such, Mr. Silverman will have greater influence in determining the outcome of all corporate transactions or other matters, including mergers, consolidations and the sale of substantially all of our assets, and also the power to prevent or cause change of control. Until Mr. Silverman’s voting rights are below 50% of the voting rights outstanding, your ownership in our common stock will not affect the outcome on any corporate transactions or other matters.

Because we will be subject to the “Penny Stock” rules, the level of trading activity in our stock may be reduced.

The SEC has adopted regulations which generally define "penny stock" to be any listed, trading equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules which may increase the difficulty Investors may experience in attempting to liquidate such securities.

Current stockholders may experience dilution of their ownership interests because of the future issuance of additional shares of our common stock issued pursuant to our debt instruments.

In the future, we may issue our authorized but previously unissued equity securities, resulting in the dilution of the ownership interests of our present stockholders and the purchasers of our common stock offered hereby. We are currently authorized to issue an aggregate of 55,000,000 shares of capital stock consisting of 50,000,000 shares of common stock and 5,000,000 shares of preferred stock with preferences and rights to be determined by our Board of Directors. As of February 5, 2014, there are 9,459,373 shares of our common stock outstanding. There are 2,626,127 stock options outstanding and we have 2,504,738 shares of our common stock reserved for issuance under our stock option plans. We also have 4,041,291 shares of our common stock reserved for issuance upon the exercise of outstanding warrants, including the 3,305,557 shares reserved for issuance upon exercise of the Warrants. In addition, we have convertible notes outstanding that are presently convertible into an aggregate of 5,314,047 shares of our common stock, including the 3,027,778 shares reserved for issuance upon conversion of the Notes, or the Conversion Shares. Any future issuance of our equity or equity-backed securities may dilute then-current stockholders’ ownership percentages and could also result in a decrease in the fair market value of our equity securities, because our assets would be owned by a larger pool of outstanding equity.

To fund our business, we will need to raise additional capital through public or private offerings of our common or preferred stock or other securities that are convertible into or exercisable for our common or preferred stock. We may also issue such securities in connection with hiring or retaining employees and consultants (including stock options issued under our equity incentive plans), as payment to providers of goods and services, in connection with acquisitions or for other business purposes. Our Board of Directors may at any time authorize the issuance of additional common or preferred stock without common stockholder approval, subject only to the total number of authorized common and preferred shares set forth in our certificate of incorporation. The terms of equity securities issued by us in future transactions may be more favorable to new investors, and may include dividend and/or liquidation preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect. Also, the future issuance of any such additional shares of common or preferred stock or other securities may create downward pressure on the trading price of the common stock. There can be no assurance that any such future issuances will not be at a price (or exercise prices) below the price at which shares of the common stock are then traded.

Future sales of our common stock may depress the market price of our common stock and cause stockholders to experience dilution.

The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market, including shares issued to the selling shareholders in this offering. We expect to seek additional capital through one or more additional equity or debt transactions in 2014; however, such transactions will be subject to market conditions and there can be no assurance any such transaction will be completed.

We do not anticipate declaring any cash dividends on our common stock.

We do not anticipate declaring any cash dividends on our common stock and the Notes entered into in connection with the Financing currently prohibit the payment of cash dividends on our common stock.

We will continue to incur the expenses of complying with public company reporting requirements.

We have an obligation to continue to comply with the applicable reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, which includes the filing with the SEC of periodic reports, proxy statements and other documents relating to our business, financial conditions and other matters, even though compliance with such reporting requirements is economically burdensome.

Risks Related to this Offering

We are registering an aggregate of 856,449 shares of common stock underlying the Notes issued in connection with the Financing. The sales of such shares, or the perception that such sales could occur, could depress the market price of our common stock.

Pursuant to the terms of the Financing, we are registering 856,449 shares of common stock under this prospectus, which may be obtained upon conversion on the Notes. Under the registration rights agreement, we are required to register for resale 125% of the shares issuable under the Notes, or 3,027,778 shares, and 125% of the shares issuable under the Warrants, or 3,305,557 shares, for a total of 6,333,335; or such lesser number of shares as required by the SEC. Therefore, we are currently registering 856,449 shares of our common stock issuable in connection with the Notes. We intend to file additional registration statement(s) to register the additional shares required to be registered in connection with the Notes and the shares underlying the Warrants, if and when, such additional shares become eligible for registration. The 856,449 shares represent approximately 9% of our shares of common stock outstanding as of the date of this prospectus. The sale of these shares into the public market or the perception that such sales could occur could depress the market price of our common stock. If there are more shares of common stock offered for sale than buyers are willing to purchase, then the market price of our common stock may decline to a market price at which buyers are willing to purchase the offered shares of common stock and sellers remain willing to sell the shares. A decrease in the price of our stock could adversely impact your ability to sell the shares of common stock offered under this prospectus.

Pursuant to the terms of the Financing, the occurrence of certain events may require us to pay cash to holders of Notes and Warrants, and we may not have sufficient working capital to make such cash payments.

Upon the occurrence of certain events, including but not limited to the following, we may be required to make a payment in cash to the holders of the Notes:

●	upon maturity of the Notes on November 13, 2014, if not otherwise redeemed or converted;
●	upon a change in control (as defined in the Notes);
●	upon an events of default (as defined in the Notes), including our failure to pay any amount of principal, default interest, late charges or other amounts when due, after applicable cure periods;
●

if shares issuable upon conversion of the Notes or exercise of the Warrants are not registered for resale on an effective registration statement or are otherwise not freely tradable under any state or federal securities laws; and

●	our failure to issue shares of common stock upon conversion of the Notes or upon exercise of the Warrants on a timely basis.

We may not have sufficient working capital to make such cash payments, or to the extent we are able to make such cash payments, it will reduce the amount of working capital we have to operate our business.

Anti-dilution and other provisions in the Notes and the Warrants may also adversely affect our stock price or our ability to raise additional financing.

The Notes and Warrants contain anti-dilution provisions that provide for adjustment of the Conversion Price and the Exercise Price under certain circumstances. If we issue or sell shares of our common stock, or securities convertible into our common stock, at prices below the Conversion Price or Exercise Price, as applicable, the Conversion Price of the Notes will be reduced and the Exercise Price of the Warrants will be reduced and the number of shares issuable under the Warrants will be increased. The amount of such adjustment if any, will be determined pursuant to a formula specified in the Notes and the Warrants and will depend on the number of shares issued and the offering price of the subsequent issuance of securities. Adjustments to the Notes and Warrants pursuant to these anti-dilution provisions may result in significant dilution to our existing stockholders and may adversely affect the market price of our common stock. The anti-dilution provisions may also limit our ability to obtain additional financing on terms favorable to us.

Moreover, we may not realize any cash proceeds from the exercise of the Warrants. A holder of Warrants may opt for a cashless exercise of all or part of the Warrants under certain circumstances. In a cashless exercise, the holder of a Warrant would make no cash payment to us, and would receive a number of shares of our common stock having an aggregate value equal to the excess of the then-current market price of the shares of our common stock issuable upon exercise of the Warrant over the exercise price of the Warrant. Such an issuance of common stock would be immediately dilutive to other stockholders.

The gross amount of funds realized under the Financing may be affected by the requirement that a portion of the purchase price be maintained in restricted bank accounts controlled by the Company, as well as the limitation on the percentage of beneficial ownership by the holders.

The Notes were issued with an original issue discount of approximately 10%, and the aggregate purchase price of the Notes was $1,650,000. The Notes are non-interest bearing, unless we are in default on the Notes, in which case the Notes carry an interest rate of 18% per annum, compounded monthly, until the applicable default is cured. Notwithstanding the purchase price of $1,650,000, $150,000 of the purchase price was be deemed paid at the closing by the cancellation of $150,000 of obligations owed by the Company to the placement agent for placement agency fees in connection with the Financing, therefore the cash portion of the purchase price is $1,500,000.  On November 13, 2013, $750,000 of the gross proceeds from the sale of the Notes was placed into restricted bank accounts in the Company’s name in an amount proportionate to each holder’s principal Note balance.  In addition, we were required to place $75,000 of the gross proceeds we received into a restricted bank account to cover one-half of the placement agent’s fee, although this requirement was subsequently waived.  In addition, we were required to place any proceeds from the sale of certain marketable securities that we owned into the restricted bank accounts in an amount proportionate to each holder’s principal Note balance.  Accordingly, in the fourth quarter of 2013, upon the sale of the marketable securities, we placed approximately $0.1 million in the bank restricted accounts.  The restricted funds will be applied to pay any redemption or other payment due under the applicable Note to the applicable holder from time to time. A portion of the restricted funds will be released to us upon any conversion of the Notes or at any time the balance in the applicable restricted account, excluding the proceeds from the sale of the marketable securities, exceeds the principal of the applicable Note then outstanding.

In addition, under the terms of the Purchase Agreement, the number of shares a holder, together with its affiliates, is able to beneficially own at any given time is limited to 4.99% of our total common stock then outstanding. If a holder’s beneficial ownership reaches the 4.99% limit, they will not be able to convert any remaining portion of their Note or exercise their Warrant until such time that they sell enough shares to reduce their ownership percentage.

These restrictions could limit the amount of proceeds we expect to realize from the Financing. If we realize less than the full $1,500,000 cash portion of the purchase price of the Notes, it will have a material adverse effect on our financial position, cash flows and our ability to continue operating as a going concern.

INFORMATION REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. These statements concern expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements also may relate to strategies, plans and objectives for, and potential results of, future operations, financial results, financial condition, business prospects, growth strategy and liquidity, and are based upon management’s current plans and beliefs or current estimates of future results or trends. Specifically, this prospectus contains forward-looking statements including, but not limited to:

●

our expectation that operating losses will continue for the foreseeable future, and that until we are able to achieve profits, we intend to continue to seek to access the capital markets to fund the development of our products;

●	that we intend to continue to explore strategic acquisition opportunities of businesses that are complementary to ours;
●	that we do not anticipate declaring any cash dividends on our common stock;
●	that we will realize the full gross proceeds from the Financing;
●

that our ability to continue as a going concern is dependent upon our ability to obtain financing to fund our operations, the continued development of our products and our working capital requirements;

●	that if our products fail to gain market acceptance, we will be unable to achieve the necessary revenues which will allow us to remain in business;
●	that our products have certain technological advantages, but maintaining these advantages will require continual investment for development and in sales and marketing;
●

that we will need to raise additional funds in the near term to fund our operations and to achieve our future strategic objectives and that we may not be able to obtain additional debt or equity financing on favorable terms, if at all;

●	that we are in substantial compliance with all FCC requirements applicable to our products and systems;
●

that if any of our manufacturers or suppliers were to cease supplying us with system components, we would be able to procure alternative sources without material disruption to our business, and that we plan to continue to outsource any manufacturing requirements of our current and under development products;

●	that any amount is owed under the terms of the manufacturing agreement with Signature;
●	that we intend to use the net proceeds from this offering to further the development of our products for working capital and other general corporate purposes;
●	our ability to maintain compliance with the provisions of the Notes and Warrants and related agreements;
●	that we believe that we will have the financial ability to make all payments with respect to the Financing; and
●	that sales of shares of our common stock offered in this prospectus, or the perception that such sales could occur, may depress the market price of our common stock.

●	that we will recognize $18,000 of revenue in the fourth quarter;
●	that our selling, general and administrative expenses will increase from the previous quarters due to the addition of four manufacturing related employees;
●

that we will record non-cash charges, currently estimated at approximately $8.2 million in the fourth quarter, primarily as a result of the beneficial conversion feature of the Notes and the valuation of the Warrants;

●

that we are projecting to realize $18.5 million in revenue from our Q Inside Safety Technology business with an average of about 50 percent gross margins in what we refer to as our “first year with UDI revenue growth compounding to approximately $239 million in our “fifth year”;

●	our estimate that the breast implant sizer market is at 600,00 devices annually;
●	that we intend to provide development services to medical device manufacturers at an average of $250,000 per project, with 50% gross margins;
●

that we intend to offer data services, including database connectivity, to our microchips and application software ranging from $25,000 to several hundred thousand dollars, deepening on the project; and

●	our expectations and forecasts with respect to the potential microchip revenue and scanner revenue for the breast implant, vascular port and artificial joint markets.

These forward-looking statements are based upon information currently available to us and are subject to a number of risks, uncertainties, and other factors that could cause our actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Important factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements include the following as well as the factors under “Risk Factors”:

•	our ability to fund our operations and continue as a going concern;
•	our ability to have excess cash available for future actions;
•	anticipated trends in our business and demographics;
•	relationships with and dependence on technological partners;
•	our future profitability and liquidity;
•	our ability to preserve our intellectual property and trade secrets and operate without infringing on the proprietary rights of third parties;

•	regulatory, competitive or other economic influences;
•	our operational strategies including, without limitation, our ability to develop or diversify into new businesses;
•	our expectation that we will not suffer costly or material product liability claims and claims that our products infringe the intellectual property rights of others;
•	our ability to comply with current and future regulations relating to our businesses;
•	our inability to obtain the funds necessary to fund our operations;
•	the impact of new accounting pronouncements;
•	our ability to establish and maintain proper and effective internal accounting and financial controls;
•	the potential of further dilution to our common stock based on transactions effected involving issuance of shares;
•	the impact of our inability to compete with Destron Fearing Corporation’s business until July 21, 2014 in accordance with a stock purchase agreement;
•	volatility in our stock price, including a significant decrease over the past few years;
•	our ability to add employees during the fourth quarter of 2013 and in 2014 as we begin to ship our products and grow our business;
•	our ability to continue to execute all required filings, tax returns, maintain insurance and perform other required activities to maintain our standing as a publicly-trading company;
•	that our results of operations are not materially impacted by moderate changes in the inflation rate;
•	that in order to have the funds necessary to develop and market our technology products we will need to raise additional capital; and
•

our actual results may differ materially from those reflected in forward-looking statements as a result of (i) the risk factors described under the heading “Risk Factors” beginning on page 4 of this prospectus, and in our other public filings, (ii) general economic, market or business conditions, (iii) the opportunities (or lack thereof) that may be presented to and pursued by us, (iv) competitive actions by other companies, (v) the impact on our business from the acquisition of VAC, (vi) expectation about the outcome of the liquidation of Signature Industries Limited, (vii) changes in laws, and (viii) other factors, many of which are beyond our control.

In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “could,” “would,” “anticipates,” “expects,” “attempt,” “intends,” “plans,” “hopes,” “believes,” “seeks,” “estimates” and similar expressions intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from estimates or forecasts contained in the forward-looking statements. Some of these risks and uncertainties are beyond our control. Also, these forward-looking statements represent our estimates and assumptions only as of the date the statement was made.

Except as required by applicable law, we undertake no obligation to publicly revise any forward-looking statements, whether as a result of new information, future events or for any other reason. However, you should carefully review the risk factors set forth in other reports or documents we file from time to time with the SEC.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock offered under this prospectus by the selling security holders. Rather, the selling security holders will receive those proceeds directly.

DESCRIPTION OF NOTE AND WARRANT FINANCING

Description of Financing

On November 13, 2013, we entered into the Purchase Agreement with the Investors, relating to the private placement of $1,816,667 in principal amount of Notes. The Notes were issued with an original issue discount of approximately 10% and the aggregate purchase price of the Notes was $1,650,000. Notwithstanding the purchase price of $1,650,000, $150,000 of the purchase price was be deemed paid at the closing by the cancellation of $150,000 of obligations owed by the Company to the placement agent as more fully discussed below. Therefore, the Notes were issued for a cash purchase price of $1,500,000, and with warrants to purchase up to 2,422,222 shares of our common stock, on the terms set forth below.

In connection with the Financing, we agreed to allow our placement agent to participate in the offering for $150,000 in lieu of our obligation to pay the placement agent a cash fee of $150,000. In addition, the placement agent will receive 5% of the aggregate cash exercise price received by us upon exercise of any Warrants in the offering, and they received 222,222 Warrants entitling them to purchase 222,222 shares of common stock as part of their placement agent fee. The aggregate number of Warrants issued in the Financing was 2,644,444.

In addition, we paid the selling security holders up to $115,000 to reimburse their legal fees and expenses incurred in connection with the Financing and, accordingly, we expect the net proceeds to us to be approximately $1,385,000, less our legal fees and the expenses we will incur to file the required registration statement(s). However, we may not realize the full cash purchase price of the Notes as a result of the requirement to place $750,000 of the purchase price in restricted bank accounts in the Company’s name as more fully discussed below.

The terms of the Financing include a beneficial ownership limitation applicable to the conversion of the Notes and the exercise of the Warrants, such that no holder may convert its Notes or exercise its Warrants if, after such conversion or exercise, the holder would beneficially own, together with its affiliates, more than 4.99% of the then issued and outstanding shares of common stock.

The following summary of the material terms and provisions of the Purchase Agreement is subject to, and qualified in its entirety by, the Purchase Agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Purchase Agreement

Registration Requirements

In connection with the Financing, we entered into a registration rights agreement, or the Registration Rights Agreement, whereby we are required to file a registration statement on Form S-1 with the SEC covering the resale of shares issuable upon conversion of the Notes and shares issuable upon exercise of the Warrants, or such lesser number of shares as may be required by the SEC, or the Registrable Shares. The Registration Rights Agreement entered into in connection with the Financing requires the registration of Registrable Shares for resale in a secondary offering by the Investors or their permitted assigns, each a holder, in an amount equal to the sum of (i) 125% of the maximum number of shares issuable upon conversion of the Notes, or 3,027,778 shares; and (ii) 125% of the shares issuable upon the exercise of the Warrants, or 3,305,557 shares, for a total of 6,333,335 shares; or such lesser maximum number of shares of common stock permitted to be included by the SEC in a secondary offering.  We have determined that 856,449 shares of our common stock was the maximum number of shares of common stock currently permitted to be included by the SEC in a secondary offering (approximately 1/3 of the public float of our common stock, which excludes common stock held by affiliates of the Company).  On January 7, 2014, the Investors elected to have all of Registrable Shares allocated to shares issuable upon conversion of the Notes.  Therefore, we are currently registering 856,449 shares of our common stock issuable in connection with the Notes. We intend to file additional registration statement(s) to register the additional shares required to be registered in connection with the Notes and the shares underlying the Warrants, if and when, such additional shares become eligible for registration.

Registrable Shares includes, without limitation, any shares required to be registered:

(a) as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise; and

(b) shares of capital stock of the Company into which the shares of common stock are converted or exchanged and shares of capital stock of a successor entity into which the shares of common stock are converted or exchanged.

in each case, without regard to any limitations on conversion of the Notes.

We agreed to file the initial registration statement on Form S-1 with the SEC to register the Registrable Shares by December 5, 2013 and to use our best efforts for the registration statement to be declared effective within the earlier of (a) 90 days of November 13, 2013 and (b) the 2nd business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be reviewed or will not be subject to further review. If any additional registration statements may be required to be filed by the Company pursuant to the Registration Rights Agreement, such additional registration statement is required to declared effective on the earlier of the:

(a) the 90th calendar day following the date on which the Company was required to file such additional registration statement (or the 105th calendar day after such date in the event that such registration Statement is subject to review by the SEC); and

(b) the 3rd business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be reviewed or will not be subject to further review.

Subject to allowable grace periods, the Company is required to keep each registration statement effective (and the prospectus contained therein available for use) pursuant to Rule 415 for resales by the Investors on a delayed or continuous basis at then-prevailing market prices (and not fixed prices) at all times until the earlier of (i) the date as of which all of the Investors may sell all of the Registrable Securities required to be covered by such registration statement without restriction pursuant to Rule 144 (including, without limitation, volume restrictions) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable) or (ii) the date on which the Investors shall have sold all of the Registrable Securities covered by such Registration Statement.

In the event the number of shares available under any registration statement is insufficient to cover all of the Registrable Securities required to be covered by such registration statement or an Investor’s allocated portion of the Registrable Securities, the Company shall amend such registration statement (if permissible), or file with the SEC a new registration statement so as to cover at least the required registration amount. For purposes of the foregoing provision, the number of shares available under a registration statement shall be deemed insufficient to cover all of the Registrable Securities if at any time the number of shares of common stock available for resale under the applicable registration statement is less than the product determined by multiplying (i) the required registration amount as of such time by (ii) 0.90. This calculation is to be made without regard to any limitations on:

(i)  conversion of the Notes (and such calculation shall assume that the Notes are then fully convertible into shares of common stock at the then-prevailing applicable Conversion Price); and

(ii) exercise of the Warrants (and such calculation shall assume that the Warrants are then fully exercisable for shares of common stock at the then-prevailing applicable Exercise Price).

Per the terms of the Registration Rights Agreement, if the Company fails to:

●     file a registration statement with the SEC on or before a filing deadline;

●     obtain effectiveness of a registration statement on or before the prescribed deadline;

●     maintain the effectiveness of a required registration statement; or

●     file with the SEC any required reports under Section 13 or 15(d) of the Exchange Act such that the Company is not in compliance with Rule144(c)(1) (or Rule 144(i)(2), if applicable) and as a result any of the Investors are unable to sell the Registrable Securities without restriction under Rule 144, including volume restrictions; then, the Company is required to pay to each holder of Registrable Securities an amount in cash equal to (1) two percent (2%) of the aggregate original principal amount of the Notes purchased under the Purchase Agreement by all the Investors, or the Basic Amount, and (2) two percent (2%) of the Basic Amount on every thirty (30) day anniversary of each case, pro rated for periods totaling less than thirty (30) days), with any delay in making such payments subject to interest at the rate of two percent (2%) per month. However, in no event will any payment be due at any time an Investor can sell its shares without restriction under Rule 144 (including, without limitation, volume restrictions) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable). Also no cash payment shall be due if the failure to obtain effectiveness of a registration statement is caused solely by the application of a limitation on the maximum number of shares of common stock of the Company permitted to be registered by the staff of the SEC pursuant to Rule 415.

Covenants in Purchase Agreement

The Purchase Agreement provides, among other things, that we will:

●

not enter into a variable rate transaction, such as issuing or selling any options or convertible securities with an exercise or conversion price that is based on or varies with the price of our common stock, at any time while the Notes are outstanding;

●

not issue any of the Company’s securities, including options, preferred stock, convertible debt, warrants, etc., except certain specified stock option grants pursuant to the Company’s stock plans or the issuance of common stock pursuant to agreements existing on November 13, 2013, until February 1, 2014; provided, however, the restriction period is to be extended by the number of calendar days during which any required registration statement is not effective or any prospectus contained therein is not available for use or the Company fails to timely file all reports required to be filed with the SEC;

●

for a period of two years from November 13, 2013, allow the Investors to participate in the purchase of their respective pro rata portion of no less than 50% of the securities offered by us in any future financing transactions;

●	timely file all reports required to be filed with the SEC pursuant to the Exchange Act;

●	use the proceeds from the offering for general corporate purposes;

●	not effect any stock combination, reverse stock split or similar transaction (or publicly announce our intension to effect such a transaction) without the consent of the Investors;

●	so long as any of the Notes or Warrants remain outstanding, take all action necessary to at all times have authorized and reserved shares no less than:

●	125% of the maximum number of shares of common stock issuable upon conversion of the Notes; and

●	125% of the maximum number of shares of common stock issuable upon exercise of the Warrants; and

●	declare any cash dividends or stock splits without the consent of the Investors.

Description of Notes

We urge you to review the form of Note which has been filed as an exhibit to the registration statement of which this prospectus forms a part, for a complete description of the terms and conditions applicable to the Notes. The following summary of the material terms and provisions of the Notes is subject to, and qualified in its entirety by, the form of Note.

General

The Notes issued under the Financing are one year senior secured convertible notes with an aggregate principal amount of $1,816,667. The Notes are convertible into shares of our common stock. The Notes were issued with an original issue discount of approximately 10% and the aggregate purchase price of the Notes was $1,650,000.

Notwithstanding the purchase price of $1,650,000, $150,000 of the purchase price was deemed paid at the closing by the cancellation of $150,000 of obligations owed by us to the placement agent as more fully discussed below. Therefore, the Notes were issued for a cash purchase price of $1,500,000.  On November 13, 2013, $750,000 of the gross proceeds from the sale of the Notes was placed into restricted bank accounts in the Company’s name in an amount proportionate to each holder’s principal Note balance.  In addition, we were required to place $75,000 of the gross proceeds we received into a restricted bank account to cover one-half of the placement agent’s fee, although this requirement was subsequently waived.  In addition, we were required to place any proceeds from the sale of certain marketable securities that we owned into the restricted bank accounts in an amount proportionate to each holder’s principal Note balance.  Accordingly, in the fourth quarter of 2013, upon the sale of the marketable securities, we placed approximately $0.1 million in the restricted bank accounts.

The restricted funds will be applied to pay any redemption or other payment due under the applicable Note to the applicable holder from time to time. A portion of the restricted funds will be released to us upon any conversion of the Notes or at any time the balance in the applicable restricted account, excluding the proceeds from the sale of the marketable securities, exceeds the principal of the applicable Note then outstanding.

Interest

The Notes do not accrue interest except upon an event of default (as described below) in which case the interest rate will be 18% per annum compounded monthly.

Maturity

The Notes will mature one year from the anniversary of the issue date, or November 13, 2014, subject to the right of the holders of Notes to extend the date:

●

if an event of default under the Notes has occurred and is continuing or any event shall have occurred and be continuing that with the passage of time and the failure to cure would result in an event of default under the Notes; and

●	for a period of 20 business days after the consummation of specific types of transactions involving a change of control or any other Fundamental Transaction (as defined below).

In addition, the maturity date will automatically be extended if a holder of a Note wants to convert, but is limited by the prohibition on owning more than 4.99% of our common stock, until the 4.99% ownership limitation no longer limits the conversion of the Notes.

We may not prepay any portion of the outstanding principal and interest and late charges, if any.

Ranking

The Notes rank senior to our indebtedness and are secured by a perfected first lien security interest in all of the Company’s and its subsidiaries assets except certain assets of VTQ IP Holding Corporation (IP related to the Company’s dosimeter business) and certain intellectual property assets of PAH (IP related to the Company’s UDI business), which are secured by a second priority lien. The Notes are senior in right of payment to all of the Company's future indebtedness. So long as any Notes remain outstanding, the Company will not incur any new debt, except for such other indebtedness designated as permitted indebtedness.

Conversion

All amounts due under the Notes are convertible at any time, in whole or in part, at the option of the holder of a Note into shares of our common stock at the Conversion Price, which is subject to adjustment as described below. The Notes are initially convertible into shares of our common stock at the initial Conversion Price of $0.75 per share.

The Conversion Price is subject to full ratchet anti-dilution adjustment for stock splits, combinations or similar events, as discussed below.

If a holder of a Note elects to convert or we elect to redeem all or any portion of a Note prior to the maturity date, all default interest and late charges, if any, that would have accrued on the amount being converted or redeemed through the maturity date will also be payable.

A Note may not be converted if, after giving effect to the conversion, the holder together with its affiliates, would beneficially own in excess of 4.99% of our outstanding shares of common stock.

If we fail to deliver common stock within three days of receiving notice of a holder’s conversion of a Note, and the holder of a Note purchases common stock in the market to deliver in connection with the sale of common stock, we have agreed to, at the holder’s discretion, either:

●	pay cash equal to the holder's total purchase price for the shares, or the Buy-In Price, at which point our obligation to issue and deliver the shares terminates; or

●

promptly honor our obligation to issue and deliver the shares to the holder and pay cash to the holder in an amount equal to the excess of the Buy-In Price over the product of (x) the number of shares of common stock multiplied by (y) the lowest closing sale price of our common stock on any trading day during the period from the conversion notice and the date of issuance.

Anti-Dilution Adjustments

Issuance of Shares of Common Stock Pursuant to Full Ratchet Anti-Dilution Adjustments

If we issue or sell any shares of our common stock, except certain specified stock option grants pursuant to the Company’s stock plans or the issuance of common stock pursuant to agreements existing on November 13, 2013, at a price per share, or the New Issuance Price, less than the Conversion Price in effect immediately before the issuance or sale, then immediately after such dilutive issuance, the Conversion Price will be reduced to the New Issuance Price.

Stock Split, Combinations or Similar Events

The Conversion Price is subject to adjustment upon the following events:

● if we pay a stock dividend or otherwise make a distribution on any class of capital stock that is payable in shares of common stock;

● if we subdivide (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of our then outstanding shares of common stock into a larger number of shares; or

● if we combine (by combination, reverse stock split or otherwise) one or more classes of our then outstanding shares of common stock into a smaller number of shares.

In each such case the Conversion Price will be multiplied by the following fraction: (i) the number of shares of common stock outstanding immediately before such event and (ii) the number of shares of common stock outstanding immediately after such event.

Option and Convertible Securities Conversion Price

If we issue or sell any options or convertible securities that are convertible into or exchangeable or exercisable for shares of our common stock, except certain specified issuances pursuant to the Company’s stock plans, (or change the price of existing options or convertible securities) at or to a price less than the Conversion Price in effect immediately before the issuance or sale or re-pricing, then immediately after such dilutive issuance/re-pricing, the Conversion Price will be reduced to the New Issuance Price.

If any option and/or convertible security and/or a right to adjustment of a price of a security, called an adjustment right, is issued in connection with the issuance or sale or deemed issuance or sale of any other securities of the Company, or the Primary Security, and such option and/or convertible security and/or adjustment right, called the Secondary Securities, together are considered to comprise one integrated transaction, the consideration per share of common stock with respect to such Primary Security shall be deemed to be equal to the difference of:

●	(x) the lowest price per share for which one share of common stock was issued in such integrated transaction solely with respect to such Primary Security, minus
●

(y) with respect to such Secondary Securities, the lesser of (1) 25% of the aggregate purchase price of one share of common stock of the Primary Security (on an as-converted basis) and such portion of any Secondary Securities issued in connection therewith and (2) the sum of (I) the Black Scholes consideration value of each such Option, if any, (II) the fair market value (as determined by the Holder in good faith) or the Black Scholes consideration value, as applicable, of such adjustment right, if any, and (III) the fair market value of such convertible security, if any, in each case, as determined on a per share basis.

For example: If an investor purchased 1 million shares of common stock and warrants to purchase 100,000 shares of common stock from the Company for $1 million (with no additional consideration or adjustment rights), the lowest price per share for which one share of common stock was issued in such integrated transaction would be the difference of:

●	(x) $1.00 (the aggregate purchase price for one share of common stock and a warrant to purchase 1/10 of a share of common stock, or the Aggregate Price), and
●

(y) the lesser of (1) 25% of the Aggregate Price (or $.25 in this example) and (2) the Black Scholes consideration value of a warrant to purchase 1/10 of a share of common stock. In this example, assuming an exercise price of such warrant of $1.00 per share, a zero cost of borrow and a market price of $1.00 per share, the Conversion Price would be adjusted to $0.925 (or $1.00 - ($.075 (the lesser of $0.075 (or the Per Primary Share Black Scholes value) and $0.25 (or 25% of the Aggregate Price)))).

Variable Conversion Price

Notwithstanding the restriction on our ability to issue securities with variable prices under the terms of the Purchase Agreement, if we were to issue or sell any options or convertible securities, or variable price securities, that are convertible into or exchangeable or exercisable for shares of our common stock at a price which varies or may vary with the market price of the shares of our common stock, or the Variable Price, we will provide written notice to the holder on the date of such issuance. The holder will have the right to substitute the Variable Price for the Conversion Price upon conversion of the Note.

SNC Adjustment Event

If the effective conversion price of our outstanding convertible promissory note in the principal amount of $3.3 million in favor of SNC Holding Corp. is changed, referred to as an SNC Adjustment Price, such that the Conversion Price in effect exceeds the SNC Adjustment Price, the Conversion Price will be reduced to equal the SNC Adjustment Price.

Stock Combination Event Adjustment

If we effect a stock split, stock dividend, stock combination recapitalization or other similar transaction involving our common stock, or a Stock Combination Event, then on the 16th trading day immediately following the Stock Combination Event, the Conversion Price then in effect will be reduced (but not increased) to the Event Market Price. The Event Market Price is equal to the lower of:

● the Conversion Price in effect on the third trading day after the Stock Combination Event; or

● the quotient determined by dividing the sum of the volume weighted-average price of our common stock on each day of the 15 trading day period immediately following the Stock Combination Event by fifteen.

Events of Default

The Notes contain a variety of events of default which are typical for transactions of this type, including certain bankruptcy events, as well as the following events:

● we fail to file a registration statement by the registration deadline or the SEC does not declare a required registration statement effective by the effectiveness deadline (in both cases subject to the applicable grace periods);

● our common stock is suspended from trading or is not trading or listed on an eligible market or exchange for more than five consecutive trading days or for more than an aggregate of 10 days in any 365-day period;

● we have failed to issue shares of common stock due upon conversion of a Note or exercise of a Warrant for more than five trading days;

● we have not reserved 125% of our shares for issuance upon conversion of the Notes and Warrants, which is not cured within 10 trading days;

● our failure to pay in cash any principal, default interest, late charges or other amounts when due under the Notes, or with respect to interest and late charges, after a five day cure period;

● we have not removed a restrictive legend on any certificate or any shares of common stock issued upon conversion or exercise within five days of a request for the removal when required by the terms of the Purchase Agreement;

● the occurrence of any default under, redemption of, or acceleration prior to maturity of any indebtedness in excess of $250,000 other than with respect to the Notes;

● a final judgment that exceeds $200,000 is entered against us, and the judgment is not bonded discharged or stayed within 30 days of the entry of the judgment;

● we or any subsidiary, individually or in the aggregate, fail to pay when due, or within the applicable grace period, any payment with respect to any indebtedness in excess of $100,000 due to any third party in good faith by proper proceedings and where adequate reserves have been set aside or we are otherwise in breach or violation of any amount due in excess of $100,000 which permit the other party to declare a default or accelerate the amounts due, with certain exceptions;

● any circumstance or event exists that would result in a default or event of default under any agreement binding us or any subsidiary, which default or event of default is likely to have a material adverse effect on our business or assets;

● we breach any other representations, warranties or covenants in the Purchase Agreement, which is not cured within five consecutive trading days;

● we make a false or materially inaccurate certification (including a false or inaccurate certification) as to whether an event of default has occurred;

● any failure to secure and maintain a valid and perfected, first security lien on the collateral.

● any breach of the covenants (discussed below); and

● any material adverse effect occurs.

If there is an event of default, a holder of a Note may require us to redeem all or any portion of its Note (including all accrued and unpaid default interest, if any, through the maturity date), in cash, at a price equal to the greater of:

(i) the product of (A) the number of shares issuable upon conversion of the amount being redeemed multiplied by 125% of the amount being redeemed, for defaults not relating to a bankruptcy, or 100% of the amount being redeemed if the default relates to a bankruptcy, and

(ii) the product of (X) the conversion rate of the number of shares issuable upon conversion multiplied by (Y) the product of (1) 125% by (2) the highest closing sale price of our common stock on any trading day during the period beginning on the date immediately before the event of default and ending on the date of redemption.

Alternate Conversion

At any time after the occurrence of an event of default the holder of a Note may, at the holder’s option, convert all, or any part of, its Note into shares of our common stock at an alternate conversion price. The alternative conversion price is the lower of:

(i)	the applicable Conversion Price as in effect on the trading day immediately preceding the time of the delivery or deemed delivery of the applicable conversion notice; and

(ii)

75% of the lower of (A) the closing bid price of the Company’s common stock as of the trading day immediately preceding the time of the delivery or deemed delivery of the applicable conversion notice and (B) the price computed as the quotient of the sum of the three lowest volume-weighted average prices of the Company’s common stock during the ten consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable conversion notice, divided by three.

Fundamental Transactions

The Notes prohibit us from entering into specified transactions involving a change of control, such as a merger, disposition of substantially all of our properties or assets, or a tender or exchange offer for more than 50% of our outstanding shares, which we refer to as a Fundamental Transaction, unless:

● the successor entity assumes all of our obligations under the Notes; and

● the successor entity is a publicly traded corporation whose stock is quoted on or listed for trading on an eligible market.

In the event of a change of control of the Company, the holder of a Note will have the right to force us to redeem all or any portion of the Note they hold (including any accrued and unpaid default interest and any default interest that would have accrued through the Maturity Date) at a price equal to the greatest of:

● 125% of the amount being redeemed;

● the product of:

the amount being redeemed multiplied by the quotient of: the highest closing sale price of our common stock during the period beginning on the date immediately before the earlier to occur of the completion of the change of control; and the public announcement of the change of control and ending on the trading day immediately before the trading day on which we pay the redemption price divided by the Conversion Price then in effect, and

● the product of:

the amount being redeemed multiplied by the quotient of: the aggregate cash consideration and the aggregate cash value of any non-cash consideration per share of our common stock to be paid to the holders of the shares of common stock upon the completion of the change of control divided by the Conversion Price then in effect.

Purchase Rights

If we issue options, convertible securities, warrants or similar securities to holders of our common stock, each holder of a Note has the right to acquire the same as if it had converted its Note into common stock.

Covenants

The Notes contain a variety of obligations on our part not to engage in specified activities, which are typical for transactions of this type, as well as the following covenants:

●

we will, for as long as any Notes are outstanding, reserve out of our authorized and unissued common stock a number of shares equal to 125% of the number of shares of common stock issuable under the Notes;

●	the payments due under the Notes will rank senior to all of other indebtedness and the indebtedness of our subsidiaries;

●	we and our subsidiaries will not incur indebtedness other than the Notes except for permitted indebtedness;

●	we and our subsidiaries will not incur any liens, except for permitted liens;

●

we and our subsidiaries will not, directly or indirectly, redeem or repay all or any portion of any indebtedness, including interest thereon (except for the Notes) if at the time the payment is due or is made or, after giving effect to the payment, an event constituting, or that with the passage of time and without being cured would constitute, an event of default has occurred and is continuing;

●	we and our subsidiaries will not redeem, repurchase or pay any dividend or distribution on our respective capital stock;

●

we and our subsidiaries will not sell, lease, assign, transfer or otherwise dispose of any of our assets or any assets of any subsidiary, except in the ordinary course of business and except for permitted sales (including sales of inventory in the ordinary course of business);

●	we and our significant subsidiaries will not permit any indebtedness to mature or accelerate prior to the maturity date;

●

we or our significant subsidiaries will not directly or indirectly, engage in any material line of business substantially different from those lines of business currently conducted by us and our subsidiaries or any business substantially related or incidental thereto;

●

we and our subsidiaries will become or remain duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by us or in which the transaction of its businesses make such qualification necessary, except where the failure to be qualified would not have a material adverse effect;

●	we and our subsidiaries will maintain and preserve all of our properties which are necessary or useful in the proper conduct of our business in good working order and condition;

●	we and our subsidiaries will provide notice to the collateral agent within 30 days of any planned change in the location of any collateral;

●	we and our subsidiaries will take all action necessary or advisable to maintain all our intellectual property rights;

●

we and our subsidiaries will maintain insurance with responsible reputable insurance companies or associations with respect to our properties and business, in such amounts and covering such risks as required by any governmental authority or as is carried generally in accordance with sound business practices by companies in similarly situated businesses;

●	we and our subsidiaries will not enter into transactions with affiliates except in the ordinary course of business and under terms consistent with arm’s length transactions with third parties;

●

we will not, without the prior written consent of the holders of a majority of the Notes outstanding, issue: any Notes (other than as contemplated by the Purchase Agreement); or any other securities that would cause a breach or failure under the Notes or Warrants; and

●

If at any time the average daily balance of any bank account of the Company or any of our Subsidiaries that is not subject to a controlled account agreement in favor of the collateral agent exceeds $100,000 during any calendar month, we will, within twenty-one (21) calendar days following the last day of such calendar month, deliver to the collateral agent a controlled account agreement covering such bank account. If at any time the aggregate of the average daily balances of the Company or any of our subsidiaries bank accounts, which are not subject to controlled account agreements, exceeds $250,000, we will within two business days, transfer to a controlled account an amount sufficient to reduce the total aggregate amount of the Company’s cash that is not held in a controlled account to $250,000.

Dividend and Distribution Participation Rights

The holders of the Notes are entitled to receive any dividends paid or distributions made to the holders of our common stock on an “as if converted to common stock” basis.

Description of Warrants

We urge you to review the form of Warrant which has been filed as an exhibit to the registration statement of which this prospectus forms a part, for a complete description of the terms and conditions applicable to the Warrants. The following summary of the material terms and provisions of the Warrants is subject to, and qualified in its entirety by, the form of Warrant.

General

The Warrants will expire five years from the date they are issued. The Warrants are immediately exercisable upon issuance into an aggregate of 2,644,444 shares of our common stock.

Exercise Price

The Warrants are immediately exercisable at an Exercise Price equal to $2.84. The Exercise Price is subject to adjustment.

If we are prohibited from issuing shares of our common stock upon exercise of the Warrants due to our failure to have sufficient authorized shares of common stock we will be required to pay cash for the shares we would be required to issue upon exercise of the Warrants at a price per share equal to the greatest closing sale price of the common stock on any trading day commencing on the date the holder provides the exercise notice and ending on the date of payment multiplied by the number of unavailable shares. If the holder of the Warrants purchased shares to deliver upon sale of the shares underlying the Warrants, we will also have to pay any brokerage commissions and other expenses incurred by the holder.

The Warrants include cashless exercise provisions in the event this registration statement is not effective.

The Warrants may not be converted if, after giving effect to the conversion, the holder together with its affiliates would beneficially own in excess of 4.99% of our common stock.

Similar to the Notes, if we fail to deliver the shares of common stock issuable upon exercise, and the holder purchases common stock in the market to deliver in connection with the sale of common stock, we have agreed to pay "buy-in" damage of the converting holder.

Alternate Conversion

At any time after the occurrence of an event of default the holder of a Warrant may, at the holder’s option, convert all, or any part of, its Warrant into shares of our common stock at an alternate exercise price. The alternative exercise price is the lower of:

(iii)	the applicable Exercise Price as in effect on the trading day immediately preceding the time of the delivery or deemed delivery of the applicable exercise notice; and

(iv)

75% of the lower of (A) the closing bid price of the Company’s common stock as of the trading day immediately preceding the time of the delivery or deemed delivery of the applicable exercise notice and (B) the price computed as the quotient of the sum of the three lowest volume-weighted average prices of the Company’s common stock during the ten consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable exercise notice, divided by three.

Anti-Dilution Adjustments

Stock Split, Combinations or Similar Events

The Exercise Price and number of shares issuable upon exercise of the Warrant are subject to adjustment upon the following events:

●	if we pay a stock dividend or otherwise make a distribution on any class of capital stock that is payable in shares of common stock;

●	if we subdivide (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of our then outstanding shares of common stock into a larger number of shares; or

●	if we combine (by combination, reverse stock split or otherwise) one or more classes of our then outstanding shares of common stock into a smaller number of shares.

In each such case the Exercise Price will be proportionately increased or decreased.

Issuance of Shares of Common Stock Pursuant to Full Ratchet Anti-Dilution Adjustments

If we issue or sell any shares of our common stock, except certain specified issuances pursuant to the Company’s stock plans or the issuance of common stock pursuant to agreements existing on November 13, 2013, at a price per share, or the New Exercise Price, less than the Exercise Price in effect immediately before the issuance or sale, then immediately after such dilutive issuance, the Exercise Price will be reduced to the New Exercise Price.

Option and Convertible Securities Conversion Price

If we issue or sell any options or convertible securities that are convertible into or exchangeable or exercisable for shares of our common stock, except certain specified issuances pursuant to the Company’s stock plans, (or change the price of existing options or convertible securities) at or to a price less than the Exercise Price in effect immediately before the issuance or sale or re-pricing, then immediately after such dilutive issuance/re-pricing, the Exercise Price will be reduced to the New Exercise Price.

If any option and/or convertible security and/or a right to adjustment of a price of a security, called an adjustment right, is issued in connection with the issuance or sale or deemed issuance or sale of any other securities of the Company, or the Primary Security, and such option and/or convertible security and/or adjustment right, called the Secondary Securities, together are considered to comprise one integrated transaction, the consideration per share of common stock with respect to such Primary Security shall be deemed to be equal to the difference of:

●	(x) the lowest price per share for which one share of common stock was issued in such integrated transaction solely with respect to such Primary Security, minus
●

(y) with respect to such Secondary Securities, the lesser of (1) 25% of the aggregate purchase price of one share of common stock of the Primary Security (on an as-converted basis) and such portion of any Secondary Securities issued in connection therewith and (2) the sum of (I) the Black Scholes consideration value of each such Option, if any, (II) the fair market value (as determined by the Holder in good faith) or the Black Scholes consideration value, as applicable, of such adjustment right, if any, and (III) the fair market value of such convertible security, if any, in each case, as determined on a per share basis.

For example: If an investor purchased 1 million shares of common stock and warrants to purchase 100,000 shares of common stock from the Company for $1 million (with no additional consideration or adjustment rights), the lowest price per share for which one share of common stock was issued in such integrated transaction would be the difference of:

●	(x) $1.00 (the aggregate purchase price for one share of common stock and a warrant to purchase 1/10 of a share of common stock, or the Aggregate Price), and
●

(y) the lesser of (1) 25% of the Aggregate Price (or $.25 in this example) and (2) the Black Scholes consideration value of a warrant to purchase 1/10 of a share of common stock. In this example, assuming an exercise price of such warrant of $1.00 per share, a zero cost of borrow and a market price of $1.00 per share, the Exercise Price would be adjusted to $0.925 (or $1.00 - ($.075 (the lesser of $0.075 (or the Per Primary Share Black Scholes value) and $0.25 (or 25% of the Aggregate Price)))).

Variable Exercise Price

If we issue or sell any options or convertible securities, or variable price securities, after we issue the Warrants that are convertible into or exchangeable or exercisable for shares of our common stock at a price which varies or may vary with the market price of the shares of our common stock, or Variable Price, we will provide written notice to the holder on the date of such issuance. The holder will have the right to substitute the Variable Price for the Exercise Price upon exercise of the Warrant.

Stock Combination Event Adjustment

If we effect a Stock Combination Event, then on the 16th trading day immediately following the Stock Combination Event, the Exercise Price then in effect will be reduced (but not increased) to the Warrant Event Market Price. The Warrant Event Market Price is equal to the product of:

●	the quotient determined by dividing:

o	the Exercise Price in effect immediately prior to the Stock Combination Event by

o	the average of the volume weighted-average price of our common stock on each day of the 15 trading day period immediately before the Stock Combination Event, and

●	the average of the volume-weighted average price of our common stock on each day of the 15 trading day period immediately following the Stock Combination Event.

Number of Warrant Shares

If there is an adjustment to the Exercise Price as a result of one of the above anti-dilution events, the number of shares of common stock that may be purchased upon exercise of the Warrant will be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable for the adjusted number of shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment (without regard to any limitations on exercise).

Purchase Rights

If we issue options, convertible securities, warrants, stock, or similar securities to holders of our common stock, each holder of a Warrant has the right to acquire the same as if the holder had exercised its Warrant.

Fundamental Transactions

The Warrants prohibit us from entering into specified transactions involving a change of control, unless:

●	the successor entity assumes all of our obligations under the Warrants under a written agreement; and
●	the successor entity is a publicly traded corporation whose stock is quoted on or listed for trading on an eligible market.

If we enter into a Fundamental Transaction, a holder of a Warrant will have the right to require us to repurchase the holder’s Warrant for a cash payment equal to the Black Scholes value (as calculated under the Warrants) of the then unexercised portion of the Warrant.

Additional Information Regarding the Financing

Total dollar value of shares of our common stock underlying the Notes, a portion of which are registered for resale hereunder and the remainder we intend to register on subsequent registration statements if and when permissible is:

$6,146,389 (based on 3,027,778 shares of our common stock required to be registered under the terms of the Registration Rights Agreement and the closing price of $2.03 on the date we entered into the Purchase Agreement).

Payments made or potential required to be made in connection with the Financing:

Types of Payment	Total Potential Payments
Selling security holders legal fees	$115,000	(1)
Total payments made or required to be made	$115,000

(1) We have advanced paid this amount to cover the selling security holders' legal fees.

Net proceeds from the $1,816,667 in Notes and total payments made in the first year following issuance of the Notes:

Gross proceeds from the Notes (cash purchase price), assuming full funding	$1,500,000
Total payments in first year following sale of the Notes	$(115,000)
Net Proceeds	$1,385,000

Total possible profit the selling security holders could realize as a result of the conversion discount for the securities underlying the Notes:

Market price of our common stock on the date we entered into the Purchase Agreement	$2.03
Conversion price per share on the date we entered into the Purchase Agreement	$0.75
Total possible shares of common stock underlying the Notes	3,027,778
Total market price of shares of common stock underlying the Notes	$6,146,389
Total conversion price to the selling security holders	$1,816,667
Total possible discount to market price	$4,329,722

Total possible profit the selling security holders could realize as a result of the conversion discount for the securities underlying the Warrants to be issued in connection with the Notes:

The Warrants to be issued in connection with the Notes have an exercise price equal to $2.84 per share, thus there is no profit to the selling security holders associated with the securities underlying the Warrants on the date we entered into the Purchase Agreement.

Discount and possible payments:

Gross cash proceeds from the Notes	$1,500,000
Total payments made or required to be made	$115,000
Resulting net proceeds	$1,385,000

Total payments made or required to be made	$115,000
Total possible discount to market price (Notes and Warrants)	$4,329,722
Total payments and possible discount	$4,444,722
Discount and potential payments as % of net proceeds	321%
Average discount and potential payments over the term of the Notes	160%

Our financial ability to make payments due with respect to the Notes:

We intend and have a reasonable basis to believe, that we will have the financial ability to make all payments with respect to the Financing.

Short sales by selling security holders:

We have been advised by the selling security holders that those selling security holders who engage in the business of buying and selling securities, may enter into short sales in the ordinary course of their business of investing and trading securities. No short sales were entered into by those selling security holders or any other selling security holder (based on advice to us from the other selling security holders) from any time after each selling security holder obtained knowledge that we were contemplating a private placement until after announcement of the private placement.

Calculation of shares registered hereunder:

The Registration Rights Agreement entered into in connection with the Financing requires the registration of Registrable Shares for resale in a secondary offering by the Investors or their permitted assigns, each a holder, in an amount equal to the sum of (i) 125% of the maximum number of shares issuable upon conversion of the Notes, or 3,027,778 shares; and (ii) 125% of the shares issuable upon the exercise of the Warrants, or 3,305,557 shares, for a total of 6,333,335 shares; or such lesser maximum number of shares of common stock permitted to be included by the SEC in a secondary offering.  We have determined that 856,449 shares of our common stock was the maximum number of shares of common stock currently permitted to be included by the SEC in a secondary offering (approximately 1/3 of the public float of our common stock, which excludes common stock held by affiliates of the Company).  On January 7, 2014, the Investors elected to have all of Registrable Shares allocated to shares issuable upon conversion of the Notes. We intend to register up to an additional 5,476,886 shares of our common stock if and when such additional shares become eligible for registration.

SELLING SECURITY HOLDERS

The shares of common stock being offered by the selling security holders are those issuable upon conversion of the Notes. For additional information regarding the issuance of these securities, see “Description of Note and Warrant Financing” above. We are registering the shares of common stock in order to permit the selling security holders to offer the shares for resale from time to time. Except for participation of the selling security holders in the Financing, the selling security holders have not had any material relationship with us within the past three years.

The table below lists the selling security holders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Exchange Act, and the rules and regulations thereunder) of the shares of common stock held by each of the selling security holders. The second column lists the number of shares of common stock beneficially owned by the selling security holders, based on their respective ownership of shares of common stock, Notes and Warrants, as of November 13, 2013, assuming conversion of the Notes and exercise of the Warrants held by each such selling security holder on that date but taking into account any limitations on conversion or exercise set forth therein.

The third column lists the shares of common stock being offered by this prospectus by the selling security holders and does not take in account any limitations on (i) conversion of the Notes set forth therein or (ii) exercise of the Warrants set forth therein.

The Registration Rights Agreement entered into in connection with the Financing requires the registration of Registrable Shares for resale in a secondary offering by the Investors or their permitted assigns, each a holder, in an amount equal to the sum of (i) 125% of the maximum number of shares issuable upon conversion of the Notes, or 3,027,778 shares; and (ii) 125% of the shares issuable upon the exercise of the Warrants, or 3,305,557 shares, for a total of 6,333,335 shares; or such lesser maximum number of shares of common stock permitted to be included by the SEC in a secondary offering.  We have determined that 856,449 shares of our common stock was the maximum number of shares of common stock currently permitted to be included by the SEC in a secondary offering (approximately 1/3 of the public float of our common stock, which excludes common stock held by affiliates of the Company).  On January 7, 2014, the Investors elected to have all of Registrable Shares allocated to shares issuable upon conversion of the Notes. We intend to register up to an additional 5,476,886 shares of our common stock if and when such additional shares become eligible for registration.

Because the conversion price of the Notes and the exercise price of the Warrants may be adjusted, or because the Notes and Warrants may not be converted or exercised, the number of shares that will actually be issued may be more or less than the number of shares reflected in the table below. The fourth column assumes the sale of all of the shares offered by the selling security holders pursuant to this prospectus.

Under the terms of the Notes and the Warrants, the selling security holders may not convert the Notes or exercise the Warrants to the extent (but only to the extent) it or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 4.99%. The selling security holders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Security Holder	Number of Shares of Common Stock Beneficially Owned Prior to the Offering	Number of Shares of Common Stock to be Sold Pursuant to This Prospectus	Number of Shares of Common Stock Beneficially Owned After the Offering
Hudson Bay Master Fund Ltd. (1)	490,200	392,867	490,200
Melechdavid Inc. (2)	214,886	26,191	188,695
Alpha Capital Ansalt (3)	490,200	261,911	490,200
Edward Karr (4)	175,955	26,191	149,764
HS Contrarian Investments (5)	338,086	39,287	298,799
Sandor Capital Master Fund (6)	324,182	39,287	284,895
Dawson James Securities, Inc. (7)	495,000	70,716	495,000

________________________________

(1)

The address of the principal business office of Hudson Bay Master Fund Ltd. is 777 Third Avenue, 30th Floor, New York, NY 10017. Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Sander Gerber disclaims beneficial ownership over these securities. However, for so long as Hudson Bay Master Fund Ltd. or any of their affiliates hold any shares of our common stock, they are prohibited from converting or exercising their Note or Warrant if after such conversion or exercise they, alone or together with any other person, would collectively beneficially own or control, or be deemed to beneficially own or control, more than 4.99% of our total outstanding common stock or other voting securities at any one time. Without taking into account such limitations on conversion and exercise contained in the Notes and the Warrants, respectively, Hudson Bay may be deemed to beneficially own an aggregate of 2,395,369 shares prior to the offering (including, (a) 1,111,111 shares of common stock issuable upon conversion of their Note and (b) 1,111,111 shares of common stock issuable upon exercise of their Warrant).

(2)

The address of the principal business office of Melechdavid Inc. is 100 South Pointe Drive #1405, Miami Beach, FL 33139. Voting and dispositive power with respect to the shares owned by Melechdavid Inc. is exercised by Mark Groussman. However, for so long as Melechdavid Inc. or any of their affiliates hold any shares of our common stock, they are prohibited from converting or exercising their Note or Warrant if after such conversion or exercise they, alone or together with any other person, would collectively beneficially own or control, or be deemed to beneficially own or control, more than 4.99% of our total outstanding common stock or other voting securities at any one time. Presently, Melechdavid Inc.’s beneficial ownership, including the shares of common stock issuable upon conversion of their Note and exercise of their Warrant does not exceed 4.99%.

(3)

The address of the principal business office of Alpha Capital Ansalt is 510 Madison Avenue, 14th Floor, New York, NY 10022. Voting and dispositive power with respect to the shares owned by Alpha Capital Ansalt is exercised by Konrad Ackerman, director. However, for so long as Alpha Capital Ansalt or any of their affiliates hold any shares of our common stock, they are prohibited from converting or exercising their Note or Warrant if after such conversion or exercise they, alone or together with any other person, would collectively beneficially own or control, or be deemed to beneficially own or control, more than 4.99% of our total outstanding common stock or other voting securities at any one time. Without taking into account such limitations on conversion and exercise contained in the Notes and the Warrants, respectively, Alpha Capital Ansalt may be deemed to beneficially own an aggregate of 1,620,517 shares prior to the offering (including, (a) 740,741 shares of common stock issuable upon conversion of their Note and (b) 740,741 shares of common stock issuable upon exercise of their Warrant).

(4)

The address of the principal business office of Edward Karr. is c/o RAMPartners, SA 19 Blvd., Georges-Favor, Ch-1204, Geneva, Switzerland. Voting and dispositive power with respect to the shares owned by Edward Karr is exercised by Edward Karr. However, for so long as Edward Karr or any of his affiliates hold any shares of our common stock, they are prohibited from converting or exercising their Note or Warrant if after such conversion or exercise they, alone or together with any other person, would collectively beneficially own or control, or be deemed to beneficially own or control, more than 4.99% of our total outstanding common stock or other voting securities at any one time. Presently, Edward Karr’s beneficial ownership, including the shares of common stock issuable upon conversion of their Note and exercise of their Warrant does not exceed 4.99%.

(5)

The address of the principal business office of HS Contrarian Investments is 347 N. New River Drive East, #804, Fort Lauderdale, FL 33301. Voting and dispositive power with respect to the shares owned by HS Contrarian Investments is exercised by John Stetson. However, for so long as HS Contrarian Investments or any of their affiliates hold any shares of our common stock, they are prohibited from converting or exercising their Note or Warrant if after such conversion or exercise they, alone or together with any other person, would collectively beneficially own or control, or be deemed to beneficially own or control, more than 4.99% of our total outstanding common stock or other voting securities at any one time. Presently, HS Contrarian Investments’ beneficial ownership, including the shares of common stock issuable upon conversion of their Note and exercise of their Warrant does not exceed 4.99%.

(6)

The address of the principal business office of Sandor Capital Master Fund is 2828 Routh Street, Suite 500, Dallas, TX 75201. Voting and dispositive power with respect to the shares owned by Sandor Capital Master Fund is exercised by John Lemak. However, for so long as Sandor Capital Master Fund or any of their affiliates hold any shares of our common stock, they are prohibited from converting or exercising their Note or Warrant if after such conversion or exercise they, alone or together with any other person, would collectively beneficially own or control, or be deemed to beneficially own or control, more than 4.99% of our total outstanding common stock or other voting securities at any one time. Presently, Sandor Capital Master Fund’s beneficial ownership, including the shares of common stock issuable upon conversion of their Note and exercise of their Warrant does not exceed 4.99%.

(7)

The address of the principal business office of Dawson James Securities, Inc. is 1 North Federal Highway, 5th Floor, Boca Raton, FL 33432. Voting and dispositive power with respect to the shares owned by Dawson James Securities, Inc. is exercised by Thomas W. Hands, President, and Robert W. Keyser, CEO. However, for so long as Dawson James Securities, Inc. or any of their affiliates hold any shares of our common stock, they are prohibited from converting or exercising their Note or Warrants if after such conversion or exercise they, alone or together with any other person, would collectively beneficially own or control, or be deemed to beneficially own or control, more than 4.99% of our total outstanding common stock or other voting securities at any one time. Without taking into account such limitations on conversion and exercise contained in the Notes and the Warrants, respectively, Dawson James Securities, Inc. may be deemed to beneficially own an aggregate of 663,888 shares prior to the offering (including, (a) 200,000 shares of common stock issuable upon conversion of their Note and (b) 422,222 shares of common stock issuable upon exercise of their Warrant).

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon partial conversion of the Notes to permit the resale of these shares of common stock by the holders of the Notes from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling security holders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling security holders may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling security holders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

●     on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●     in the over-the-counter market;

●     in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●     through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

●     ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●     block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●     purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●     an exchange distribution in accordance with the rules of the applicable exchange;

●     privately negotiated transactions;

●     short sales made after the date the registration statement is declared effective by the SEC;

●     broker-dealers may agree with a selling security holder to sell a specified number of such shares at a stipulated price per share;

●     a combination of any such methods of sale; and

●     any other method permitted pursuant to applicable law.

The selling security holders may also sell shares of common stock under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the selling security holders may transfer the shares of common stock by other means not described in this prospectus. If the selling security holders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling security holders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling security holders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling security holders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling security holders may pledge or grant a security interest in some or all of the Notes, Warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus. The selling security holders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling security holders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling security holders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling security holder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling security holders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling security holders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the Registration Rights Agreement, estimated to be $95,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling security holder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling security holders against liabilities, including some liabilities under the Securities Act in accordance with the Registration Rights Agreements or the selling security holders will be entitled to contribution. We may be indemnified by the selling security holders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling security holder specifically for use in this prospectus, in accordance with the related Registration Rights Agreement or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

MARKET FOR REGISTRANT’S COMMON EQUITY

Our common stock is quoted on the OTC Markets under the symbol “VTEQ.” On February 5, 2014, the last reported bid price of our common stock was $.78 per share.  The following table presents the high and low bid price for our common stock for the periods indicated:

Fiscal Year Ended December 31, 2014	High	Low
Quarter ended March 31, 2014 (through February 5, 2014)	$2.40	$.65

Fiscal Year Ended December 31, 2013	High	Low
Quarter ended December 31, 2013	$4.30	$1.51
Quarter ended September 30, 2013	$3.00	$0.90
Quarter ended June 30, 2013	$1.80	$0.60
Quarter ended March 31, 2013	$3.30	$1.20

Fiscal Year Ended December 31, 2012	High	Low
Quarter ended December 31, 2012	$2.70	$1.50
Quarter ended September 30, 2012	$2.70	$0.90
Quarter ended June 30, 2012	$3.90	$0.90
Quarter ended March 31, 2012	$4.80	$3.30

Holders

As of February 5, 2014, there were approximately 913 holders of record of our common stock, which number does not reflect beneficial stockholders who hold their stock in nominee or “street” name through various brokerage firms.

Dividend Policy

Any determination with respect to the payment of dividends on our common stock will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions, terms of financing arrangements and other factors that our Board of Directors may deem relevant. We do not anticipate declaring any cash dividends on our common stock and our existing financing agreement currently prohibits the payment of cash dividends on our common stock while the Notes are outstanding.

DESCRIPTION OF BUSINESS

The Company

VC was formed in 1993 and re-incorporated in Delaware in 2007. VC’s wholly-owned subsidiary, VAC, a Florida corporation was formed on December 14, 2011. VC became the legal acquirer of VAC and VAC became the accounting acquirer of VC pursuant to the Exchange Agreement, as more fully discussed below. In January 2012, VAC acquired all of the outstanding stock of PAH, a Florida corporation, from PositiveID Corporation, or PSID. In December 2012, VAC formed a subsidiary, VTQ IP Holding Corporation, a Delaware corporation. VC, VAC and VAC’s subsidiaries are referred to together as, “VeriTeQ,” “the Company,” “we,” “our,” and “us”. Our business consists of ongoing efforts to provide implantable medical device identification and radiation dose measurement technologies to the healthcare industry.

The Company is in the development stage as defined by ASC 915-10, and its success depends on its ability to obtain financing and realize its marketing efforts. Through September 30, 2013, the Company had not generated sales revenues, has incurred expenses and has sustained losses. Consequently, its operations are subject to all the risks inherent in the establishment of a new business enterprise. For the period from December 14, 2011 (Inception) through September 30, 2013, the Company has accumulated losses of approximately $10 million.

Share Exchange Agreement and Reverse Stock Split

On June 24, 2013, VAC and its stockholders entered in the Exchange Agreement with VC and the closing of the VeriTeQ Transaction took place on July 8, 2013, also referred to as the Closing Date. Pursuant to the terms of the Exchange Agreement, VAC exchanged all of its issued and outstanding shares of common stock for 4,107,592 shares of VC’s Series B Convertible Preferred Stock, or the Series B Preferred Stock. On July 10, 2013, VC realized that it incorrectly issued the Series B Preferred Stock and as result, on July 12, 2013, it exchanged the Series B Preferred Stock for 410,759 shares of its newly created Series C Convertible Preferred Stock, par value $10.00, or the Series C Preferred Stock. The terms of the Series C Preferred Stock are substantially similar to the Series B Preferred Stock, including the aggregate number of shares of common stock into which the Series C Preferred Stock was convertible. Each share of Series C Preferred Stock was convertible into twenty shares of VC’s common stock, par value $0.01 per share, or VC Conversion Shares, automatically upon the effectiveness of the Reverse Stock Split on October 18, 2013.

In addition, all outstanding stock options to purchase shares of VAC’s common stock, whether or not exercisable or vested, converted into options to acquire shares of VC’s common stock, or the Substitute Options, and all outstanding warrants to purchase shares of VAC’s common stock converted into warrants to purchase shares of VC’s common stock, or the Converted Warrants. As a result of the Share Exchange and the issuance of the Substitute Options and the Converted Warrants, VAC became a wholly-owned subsidiary of VC, and VAC’s shareholders owned on July 12, 2013 approximately 91% of VC’s common stock, on an as converted, fully diluted basis (including outstanding stock options and warrants).

Based on the terms of the transaction, VAC was the accounting acquirer and as a result VAC’s operating results became the historical operating results of the Company. In addition, VAC’s common stock has been presented herein as if it was converted into shares of VC’s common stock at the beginning of the periods presented herein based on an exchange ratio of 0.19083 under the terms of the Exchange Agreement. The exchange ratio took into consideration the Reverse Stock Split, which is more fully discussed below.

The Series C Preferred Stock consisted of 500,000 authorized shares, 410,759 of which were issued and outstanding on September 30, 2013. The shares of Series C Preferred Stock issued to VAC’s shareholders in connection with the Share Exchange, by their principal terms:

(a)

converted into a total of 8,215,184 VC Conversion Shares, constituting approximately 88% of the issued and outstanding shares of common stock of VC, following the Reverse Stock Split on October 18, 2013 (as more fully discussed below);

(b)	had the same voting rights as holders of VC’s common stock on an as-converted basis for any matters that are subject to stockholder vote;
(c)	were not entitled to any dividends; and
(d)	were to be treated pari passu with the common stock on liquidation, dissolution or winding up of VC.

On July 12, 2013, VC obtained approval from a majority of its shareholders for and to effect a one for thirty (1:30) Reverse Stock Split. On October 18, 2013, VC filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware to effect the Reverse Stock Split. The Reverse Stock Split became effective on October 18, 2013. The Reverse Stock Split caused the total number of shares of common stock outstanding, including the shares underlying the Series C Preferred Stock, to equal 9,302,674 shares of VC common stock based on the shares outstanding on October 18, 2013. The Reverse Stock Split did not affect the number of shares of VC’s authorized common stock, which remain at 50 million shares.

On July 12, 2013, pursuant to the Exchange Agreement, a majority of VC’s voting stockholders adopted resolutions by written consent approving the Digital Angel Corporation 2013 Stock Incentive Plan, or the DAC 2013 Stock Plan, under which employees, including officers and directors, and consultants may receive awards. The Plan became effective on October 18, 2013.

Acquisition of VeriTeQ Corporation under Share Exchange Agreement

Given VAC’s former shareholders’ ownership in VC, as a result of the Exchange Agreement, VAC was considered to be the acquirer for accounting purposes and the transaction was accounted for as a reverse acquisition of VC by VAC under the accounting rules for business combinations. Accordingly, VC’s assets and liabilities were recorded at fair value to the extent they are deemed to have been acquired for accounting purposes and VC has established a new basis for its assets and liabilities based upon the fair values thereof and the value of VC’s shares outstanding on July 8, 2013, the closing date. The value of VC’s common stock was calculated based on the closing price of VC’s common stock on July 8, 2013, which was $0.90 per share on a post reverse stock split basis. The value of VC’s outstanding stock options was based on the closing price of VC’s common stock on July 8, 2013 and using the BSM valuation model using the following assumptions: expected term of 2.6 years, expected volatility of 106.6%, risk-free interest rate of 0.62%, and expected dividend yield of 0%. Total purchase price was calculated to be approximately $0.9 million.

In addition, the Exchange Agreement created a new measurement date for the valuation of the options to acquire shares of VAC’s common stock, which were converted into options to acquire shares of VC’s common stock. The new measurement date was the closing date of the transaction which was July 8, 2013. This new measurement did not result in a non-cash compensation charge because the value of the modified options did not exceed the value of the options before the modification.

PositiveID Animal Health Corporation acquired by VeriTeQ Acquisition Corporation

On January 11, 2012, VAC entered into a stock purchase agreement with PSID to acquire the outstanding stock of PSID’s then wholly-owned subsidiary PAH. Our chairman and chief executive officer is the former chairman and chief executive officer of PSID. In addition, the current chairman and chief executive officer of PSID was a member of our board of directors until July 8, 2013.

Under the terms of the stock purchase agreement, VAC: (i) issued approximately 0.8 million shares of its common stock, valued at approximately $0.3 million for the 5.0 million shares of outstanding stock of PAH; (ii) assumed the obligations under outstanding common stock options to acquire 6.9 million shares of PAH, which it converted into stock options to acquire 6.9 million shares of VAC’s common stock and on October 18, 2013, converted into approximately 1.3 million shares of VC’s common stock; (iii) issued a promissory note payable to PSID in the principal amount of $0.2 million with a stated interest rate of 5% per annum, or the PSID Note; (iv) assumed obligations under an existing development and supply agreement; and (v) agreed to make royalty payments to PSID as more fully discussed below. VAC recorded a discount on the PSID Note of $60 thousand using a discount rate of approximately 11.9%. The stock options assumed, which have an exercise price of $0.05 per share, after conversion into VC stock, were valued at $0.5 million based on the BSM valuation model using the following assumptions: expected term of 8.2 years, expected volatility of 126%, risk-free interest rate of 1.50%, and expected dividend yield of 0%.

In connection with the acquisition, VAC entered into a license agreement with PSID, or the Original License Agreement, which granted it a non-exclusive, perpetual, non-transferable, license to utilize PSID’s bio sensor implantable RFID device that is protected under United States Patent No. 7,125,382, “Embedded Bio Sensor System,” or the Patent, for the purpose of designing and constructing, using, selling and offering to sell products or services related to its business, but excluding the GlucoChip or any product or application involving blood glucose detection or diabetes management. Pursuant to the Original License Agreement, PSID was to receive royalties in the amount of 10% on all gross revenues arising out of or relating to VAC’s sale of products, whether by license or otherwise, specifically relating to the Patent, and a royalty of 20% on gross revenues that are generated under a development and supply agreement between PSID and Medical Components, Inc., or Medcomp, dated April 2, 2009. The total cumulative royalty payments under the agreement with Medcomp will not exceed $0.6 million.

On June 26, 2012, the Original License Agreement was amended pursuant to which the license was converted from a non-exclusive license to an exclusive license, subject to VAC meeting certain minimum royalty requirements as follows: 2013 - $0.4 million; 2014 - $0.8 million; and 2015 and thereafter - $1.6 million. The total purchase price of the PAH assets acquired, net of a deferred tax liability of $0.8 million, was $1.2 million.

Bio Sensor Patents acquired by VeriTeQ Acquisition Corporation

On August 28, 2012, VAC entered into an Asset Purchase Agreement, or the APA, with PSID, whereby it purchased all of the intellectual property, including patents and patents pending, related to the PSID’s embedded bio sensor portfolio of intellectual property. Under the APA, PSID is to receive royalties in the amount of ten percent (10%) on all gross revenues arising out of or relating to VAC’s sale of products, whether by license or otherwise, specifically relating to the embedded bio sensor intellectual property, to be calculated quarterly with royalty payments due within 30 days of each quarter end. Minimum royalty requirements, which were to begin in 2013 and thereafter through the remaining life of any of the patents and patents pending, were identical to the minimum royalties due under the Original License Agreement, as amended.

Simultaneously with the APA, VAC entered into a license agreement with PSID granting PSID an exclusive, perpetual, transferable, worldwide and royalty-free license to the patent and patents pending that are a component of the GlucoChip in the fields of blood glucose monitoring and diabetes management. In connection with the APA, the Original License Agreement, as amended June 26, 2012, was terminated. Also on August 28, 2012, the PSID Security Agreement was amended, pursuant to which the assets sold by PSID to VAC under the APA and the related royalty payments were added as collateral under the PSID Security Agreement.

We had no plans to develop or commercialize the Bio Sensor patents, and therefore, no value was ascribed to these patents. Further, we are not aware of a buyer or licensor for these patents.

On July 8, 2013, we entered into a letter agreement with PSID, which modified the terms of the royalty payments due to PSID under the APA, and on November 8, 2013, we amended the July 8, 2013 letter agreement, as more fully discussed below under the heading, “Certain Relationships and Related Party Transactions,” “Shared Services Agreement with PSID.”

VeriTeQ Acquisition Corporation Asset Purchase Agreement with SNC Holding Corp.

In December 2012, VAC entered into an asset purchase agreement and a royalty agreement with SNC Holding Corp. wherein VAC acquired various technology and trademarks related to its radiation dose measurement technology. Under the terms of the agreements, VAC issued a non-interest bearing secured subordinated convertible promissory note, in the principal amount of $3.3 million and agreed to make royalty payments based on a percentage of revenue earned from the technology acquired. In addition, under the terms of sublicense agreement related to the technology, VAC made a $20 thousand sublicense payment in February 2013 and agreed to make minimum sublicense payments aggregating $0.2 million over the period from June 2014 to March 2017. The promissory note is convertible into one-third of the beneficial stock ownership of VC held by our CEO, or approximately 2.2 million shares at January 30, 2014. The promissory note was recorded at its initial estimated fair value of approximately $2.1 million and is being re-valued at each reporting period with changes in the fair value recorded as other expense/income. The fair value of the promissory note on September 30, 2013 is approximately $5.8 million. The total purchase price, including estimated royalty obligations of $3.7 million, was approximately $5.8 million. In connection with the asset purchase agreement with SNC Holding Corp., VAC entered into a security agreement whereby certain intellectual property purchased thereunder, including intellectual property related to its dosimeter products, would revert to SNC Holding Corp. in the event of: (i) a default under the promissory note; (ii) failure to pay the minimum royalty obligations; (iii) failure to perform its obligations with respect to commercializing the intellectual property acquired; or (iv) the occurrence of an unauthorized issuance as defined in the agreement. The unamortized balance of the intellectual property related to our dosimeter products that would revert to SNC Holdings Corporation was $5.5 million as of September 30, 2013.

Our principal executive offices are located at 220 Congress Park Drive, Suite 200, Delray Beach, Florida 33445. Our telephone number is (561) 846-7000.

Our Business

VC’s Business, Prior to the Transaction with VeriTeQ

Through May 3, 2013, VC’s business operations consisted primarily of its mobile game division, doing business as HammerCat Studio. On May 3, 2013, VC sold its mobile game division to MGT Capital Investments, Inc.

VAC’s business

VAC was founded in December 2011 and is engaged in the business of using RFID for the UDI of implantable medical devices and radiation dose measurement technologies for use in radiation therapy treatment. VeriTeQ has proprietary technology, including over 100 patents, patents pending, patent licenses, FDA cleared and CE marked products. VeriTeQ has two principal business lines: unique identification technologies for medical devices, and radiation dosimeters and other medical sensor applications.

On September 20, 2013, the FDA published in the FDA Rule, which requires all medical devices distributed in the U.S. that are intended to be used more than once and intended to undergo any form of reprocessing before each use to carry a UDI directly on the device itself, called direct part marking. The FDA Rule was issued in response to the passage of the FDA Safety and Innovation Act, which directed the federal agency to develop regulations that would create a UDI system for medical devices. Medical devices that are reprocessed and reused will inevitably be separated from their original label and device package, and therefore the FDA states direct part marking is the only way to ensure the accurate identification of such devices.

In October 2004, VeriTeQ’s human-implantable RFID microchip, which is the basis for the VeriTeQ’s Q Inside Safety Technology, was cleared for use by the FDA. VeriTeQ believes that its UDI technology meets the automatic identification and data capture, or AIDC, technology requirement of the direct part marking mandate of the FDA Rule for reprocessed medical devices. The VeriTeQ UDI system consists of a passive implantable RFID microchip called “Q Inside,” a proprietary hand-held reader, and corresponding database.

Complementing its UDI technology, VeriTeQ has proprietary technologies and patents for implantable and wearable radiation dosimeters and bio-sensing technologies. Its radiation dosimeter portfolio includes previously commercialized, FDA cleared and CE marked radiation dosimeter technologies that were formerly used in numerous U.S. hospitals to measure radiation doses in vivo and on the skin surface. VeriTeQ’s OneDose® and DVS SmartMarker® technologies provide radiation oncologists, radiologists, therapists and physicists a tool to know the exact dosage of radiation delivered to a patient at the skin level and at the site of a tumor or tumor area.

VeriTeQ’s external (wearable) radiation dosimeter technology, OneDose, has FDA clearance and CE marks for use in patients being treated with external beam radiation therapy, while its implantable radiation dosimeter technology, DVS SmartMarker, has FDA clearance and CE marks for use in breast and prostate cancer patients undergoing radiation therapy.

OneDose is a proprietary, wearable radiation dosimetry technology, single-use system that is used to verify the radiation dose delivered to a patient. The OneDose system is comprised of disposable sensors that attach to the patient’s skin using a basic adhesive and hand-held scanner that reads the sensor. OneDose is the only wireless, pre-calibrated, disposable, skin surface sensor that provides instant dose delivery data, which could be fed into patient radiology reports and electronic health records.

DVS (dose verification system) SmartMarker is a proprietary, wireless, implantable radiation dosimetry technology that enables radiation oncologists to both locate tumors and verify that the accurate radiation doses have been delivered to a tumor or tumor site. The VeriTeQ DVS SmartMarker technology is comprised of an implantable dosimeter and a hand-held scanner that reads the data gathered by the implanted chips. Like OneDose, the DVS SmartMarker could be used to populate patient radiology reports and electronic health records.

VeriTeQ has over 100 patents, patent applications and patent licenses that protect its intellectual property in the United States and internationally. In addition to the UDI and dosimeter related patents, VeriTeQ also has patents which protect its RFID reader and microchip technologies. VeriTeQ’s RFID reader and microchip technologies could protect differentiated technical characteristics in UDI, radiation dosimetry and biosensor enabled products.

VeriTeQ’s OneDose and DVS SmartMarker systems are protected by a portfolio of patents including broad foundational patents. In addition to its foundational patents, VeriTeQ has a number of patents that protect more specific applications of its technology such as those that cover VeriTeQ’s OneDose and DVS SmartMarker products. As additional applications for VeriTeQ’s technologies are developed, VeriTeQ will pursue further patent protection.

Though FDA cleared and CE marked, VeriTeQ’s dosimetry technologies are not currently on the commercial market.

We intend to grow our business and product lines internally and through strategic acquisitions.

Sales, Marketing and Distribution

Our sales, marketing and distribution plan for our products is to align with medical device manufactures and their distributors, and manufacture the products to their specifications.

Intellectual Property

VeriTeQ has proprietary technology, including over 100 patents, patents pending, patent licenses, and U.S. Food and Drug Administration, the FDA, cleared and CE marked products. Certain of our patents are subject to security and or license agreements that require us to make certain payments, including the payment due under a promissory note, in order for us to retain exclusivity and/or usage. Q Inside Safety Technology is a trade name being used in connection with the Company’s UDI products. Other registered trade names are VeriTeQ’s OneDose® and DVS SmartMarker®.

Manufacturing; Supply Arrangements

VeriTeQ’s products are manufactured by third parties. Its Q Inside product is manufactured by RFID Solution in Malaga, Spain. VeriTeQ’s radiation dosimeter products were previously manufactured by Bourns, Inc., a Riverside, California-based company. As of the date of this prospectus, we have not had material difficulties obtaining any of the materials for our products, however, we have not purchased significant qualities to date. We believe that if any of our manufacturers or suppliers were to cease supplying us with products, we would be able to procure alternative sources without material disruption to our business. We plan to continue to outsource any manufacturing requirements of our current and under development products.

Environmental Regulation

We must comply with local, state, federal, and international environmental laws and regulations in the countries in which we do business, including laws and regulations governing the management and disposal of hazardous substances and wastes. We expect our operations and products will be affected by future environmental laws and regulations, but we cannot predict the effects of any such future laws and regulations at this time. Customers who place our products on the market in the European Union are required to comply with EU Directive 2002/96/EC on waste electrical and electronic equipment, known as the WEEE Directive. Noncompliance by our distributors with EU Directive 2002/96/EC would adversely affect the success of our business in that market. Additionally, we are investigating the applicability of EU Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment, known as the RoHS Directive which took effect on July 1, 2006. We do not expect the RoHS Directive will have a significant impact on our business.

Government Regulation

VeriTeQ’s business is subject to regulation by governmental agencies in the U.S., including the FDA, and in the European Union, including the European Commission.

U.S. Federal Communications Commission Regulations

Under FCC regulations and Section 302 of the Communications Act, RFID devices must be authorized and comply with all applicable technical standards and labeling requirements prior to being marketed in the United States. The FCC’s rules prescribe technical, operational and design requirements for devices that operate on the electromagnetic spectrum at very low powers. The rules ensure that such devices do not cause interference to licensed spectrum services, mislead consumers regarding their operational capabilities or produce emissions that are harmful to human health. Our RFID devices are intentional radiators, as defined in the FCC’s rules. As such, our devices may not cause harmful interference to licensed services and must accept any interference received. We must construct all equipment in accordance with good engineering design as well as manufacturers’ practices.

Manufacturers of RFID devices must submit testing results and/or other technical information demonstrating compliance with the FCC’s rules in the form of an application for equipment authorization. The FCC processes each application when it is in a form acceptable for filing and, upon grant, issues an equipment identification number. Each of our RFID devices must bear a label which displays the equipment authorization number, as well as specific language set forth in the FCC’s rules. In addition, each device must include a user manual cautioning users that changes or modifications not expressly approved by the manufacturer could void the equipment authorization. As a condition of each FCC equipment authorization, we warrant that each of our devices marked under the grant and bearing the grant identifier will conform to all the technical and operational measurements submitted with the application. RFID devices used and/or sold in interstate commerce must meet these requirements or the equipment authorization may be revoked, the devices may be seized and a forfeiture may be assessed against the equipment authorization grantee. The FCC requires all holders of equipment authorizations to maintain a copy of each authorization together with all supporting documentation and make these records available for FCC inspection upon request. The FCC may also conduct periodic sampling tests of equipment to ensure compliance. We believe we are in substantial compliance with all FCC requirements applicable to our products and systems which are offered for sale or lease in the United States.

Competitive Conditions

As it relates to UDI applications for reprocessed medical devices that adhere to the FDA Rule for a UDI System, VeriTeQ believes that the Q Inside is the only FDA cleared technology that serves as a direct marking with AIDC features and, therefore, meets the AIDC requirements for reprocessed medical devices under the FDA Rule.

Several competing technologies to VeriTeQ’s OneDose exist that support radiation dose monitoring via the surface of a patient’s skin. However, OneDose is unique in terms of the combination of its ease-of-use and ability to automatically archive patient dosage data. OneDose is a disposable, pre-calibrated technology that can wirelessly report radiation dose delivery on demand in real time.

VeriTeQ’s DVS SmartMarker is the only FDA cleared and CE marked implantable radiation dosimeter technology able to measure radiation dose at the tumor site. VeriTeQ is unaware of any alternate technology that can be used to both locate the patient’s tumor and confirm delivery of the prescribed radiation dosage.

Employees

As of February 5, 2014, we had 11 full-time employees and 1 part-time employee, of whom 6 were in management, finance and administration, 2 in marketing and business development, and 4 in manufacturing, development and product procurement. We also used the services of two outside consultants for finance and IT related functions. We consider our relationship with our employees and consultants to be satisfactory and have not experienced any interruptions of our operations as a result of employee disagreements. None of our employees are represented by labor unions or covered by collective bargaining agreements.

DESCRIPTION OF PROPERTY

Properties

Our corporate headquarters is located in Delray Beach, Florida, where we occupy approximately 3,185 square feet of office space, under a lease that expires in May 2018.

LEGAL PROCEEDINGS

We have been informed by the New Jersey Department of Environmental Protection that a subsidiary of a predecessor business, sold a building in 2006 for which an environmental action has been claimed. We have not yet determined the impact on our financial condition or cash flows, if any.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and the related notes. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the Risk Factors, Special Note Regarding Forward-Looking Statements and Business sections in this prospectus. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements.

Results of Operations

During April 2013, VC’s and VAC’s board of directors began discussions to combine the companies as they believed that by combining the companies and focusing on the medical device industry would result in achievement of greater stockholder value. After several months of negotiation, on June 24, 2013, the companies entered into the Exchange Agreement and the VeriTeQ Transaction was closed on July 8, 2013.

Overview.

As a result of the VeriTeQ Transaction, our operations now consist primarily of twelve U.S.-based corporate employees, two outsourced consultants, and three non-employee board members. We added one new employee in January 2014 and four employees during the fourth quarter of 2013 as we began to ship our products. Our plan is to outsource our manufacturing operations and to maintain a lean organizational structure.

Our headquarters is located in Delray Beach, Florida. We expect to continue to execute all required filings, tax returns, and maintain insurance and perform other required activities to maintain our standing as a publicly-traded company. Also see the discussion below under the heading Liquidity and Capital Resources, which discusses our expectations regarding liquidity and our ability to continue as a going concern.

Three-Months Ended September 30, 2013 Compared to Three-Months Ended September 30, 2012

We are a development stage company and through September 30, 2013, we had not yet generated revenue. During 2012, we acquired the assets related to our implantable medical device identification and radiation dose measurement technologies for the healthcare industry. Each of the acquisitions is more fully discussed in the footnotes to the accompanying unaudited condensed consolidated financial statements.

Selling, General and Administrative Expense

Selling, general and administrative expense was $1.6 million for the three-months ended September 30, 2013, including $0.2 million of transaction expenses related to the Exchange Agreement and $0.6 million of non-cash compensation expense associated with stock options and a restricted stock grant. Selling, general and administrative expense was $0.5 million for the three months ended September 30, 2012. The $1.1 million increase in selling, general and administrative expense was due primarily to an increase in non-cash compensation expense, higher payroll-related expenses, increased efforts in commercializing the UDI products, legal costs associated with the purchase of the radiation dosimeter technology assets in December 2012 and transaction expenses related to the Exchange Agreement.

Depreciation and Amortization Expense

We incurred $0.1 million and $45 thousand of depreciation and amortization expense for the three-months ended September 30, 2013 and 2012, respectively. The expense related to patents, customer relationship and trademarks resulting from two acquisitions during 2012, one of which was in December 2012, thus resulting in higher amortization expense for the 2013 third quarter compared to the 2012 third quarter.

Interest Expense

Interest expense was $36 thousand and $9 thousand for the three-months ended September 30, 2013 and September 30, 2012, respectively. The interest expense relates to notes payable issued during the 2013 period for working capital and during the 2012 period for an acquisition and working capital.

Other Expense

Other expense was $3.7 million for the three-months ended September 30, 2013 and nil for the three-months ended September 30, 2012. The other expense relates to the revaluation of the convertible subordinated debt to fair value during the third quarter of 2013. The note was entered into in December 2012 in connection with the acquisition of our dosimeter technology.

Income taxes

The benefit for income taxes was nil and $0.2 million for the three months ended September 30, 2013 and 2012, respectively. The income tax benefit of $0.2 million for the three-months ended September 30, 2012 resulted from the utilization of deferred tax assets to offset a deferred tax liability associated with the PAH acquisition in January 2012. We have incurred losses and therefore have provided a valuation allowance against our remaining net deferred tax assets.

Net Loss

During the three-months ended September 30, 2013 and 2012, we reported a net loss of $5.5 million and $0.4 million, respectively. The increase in the loss for 2013 compared to 2012 related primarily to the increase in other expense due to the revaluation of the convertible subordinated debt, which is being revalued each reporting period, selling, general and administrative expenses and depreciation and amortization expense. We also realized a benefit for income taxes in the three-months ended September 30, 2012, which further contributed to the increase in the loss for 2013.

Nine-Months Ended September 30, 2013 Compared to Nine-Months Ended September 30, 2012

Selling, General and Administrative Expense

Selling, general and administrative expense was $3.7 million for the nine-months ended September 30, 2013, including $0.3 million of transaction expenses related to the Exchange Agreement and $1.5 million of non-cash compensation expense associated with stock options and a restricted stock grant. Selling, general and administrative expense was $1.2 million for the nine months ended September 30, 2012. The $2.5 million increase in selling, general and administrative expense was due primarily to the increase in non-cash compensation expense, higher payroll-related costs, increased efforts in commercializing the UDI products, legal costs associated with the purchase of the radiation dosimeter technology assets in December 2012 and transaction expenses related to the Exchange Agreement.

Depreciation and Amortization Expense

We incurred $0.4 million and $0.1 million of depreciation and amortization expense for the nine-months ended September 30, 2013 and 2012, respectively. The expense related to patents, customer relationship and trademarks resulting from two acquisitions during 2012, one of which was in December 2012, thus resulting in higher amortization expense for the 2013 period compared to the 2012 period.

Interest Expense

Interest expense was $0.5 million and $22 thousand for the nine-months ended September 30, 2013 and September 30, 2012, respectively. The interest expense relates to VeriTeQ’s notes payable issued during the 2013 period for working capital and during the 2012 period for an acquisition and working capital. Included in interest expense for the nine-months ended September 30, 2013 is approximately $0.3 million of accretion of debt discount associated with warrants that were issued in connection with notes payable and $0.1 million associated with the accretion of debt discount associated with the beneficial conversion feature of notes payable.

Other Expense

Other expense was $3.7 million for the nine-months ended September 30, 2013 and nil for the nine-months ended September 30, 2012. The other expense relates to the revaluation of the convertible subordinated debt to fair value. The note was entered into in December 2012 in connection with the acquisition of our dosimeter technology.

Income taxes

The benefit for income taxes was nil and $0.4 million for the nine-months ended September 30, 2013 and 2012, respectively. The income tax benefit of $0.4 million for the nine-months ended September 30, 2012 resulted from the utilization of deferred tax assets to offset a deferred tax liability associated with the PAH acquisition in January 2012. We have incurred losses and therefore have provided a valuation allowance against our remaining net deferred tax assets.

Net Loss

During the nine-months ended September 30, 2013 and 2012, we reported a net loss of $8.4 million and $0.9 million, respectively. The increase in the loss for 2013 compared to 2012 related primarily to the increase in other expense due to the revaluation of the convertible subordinated debt, which is being revalued each reporting period, selling, general and administrative expenses and depreciation and amortization expense. We also realized a benefit for income taxes in the nine-months ended September 30, 2012, which further contributed to the increase in the loss for 2013.

Year Ended December 31, 2012 Compared to December 14, 2011 (Inception) to December 31, 2011

Selling, General and Administrative Expenses

Selling, general and administrative expense was $2.1 million for the year ended December 31, 2012. Selling, general and administrative expense was $18 thousand for the period from December 14, 2011 (Inception) to December 31, 2011. The 2012 selling, general and administrative expense was the result of efforts in commercializing the UDI products and legal costs associated with the acquisition of the radiation dosimeter technology assets in December 2012, and non-cash compensation expense of $0.4 million associated with stock options granted during 2012.

Amortization Expense

We incurred $0.2 million of amortization expense for the year ended December 31, 2012. The expense related to technology, customer relationship and trademarks resulting from two acquisitions during 2012.

Interest Expense

Interest expense was $0.1 million for the year ended December 31, 2012. The interest expense relates to VeriTeQ’s notes payable issued during 2012 for acquisitions and working capital. Included in interest expense for the year ended December 31, 2012 is the accretion of debt discount of $31 thousand associated with warrants that were issued in connection with notes payable and the accretion of debt discount of $31 thousand associated with beneficial conversion features of notes payable.

Benefit for Income Taxes

We realized a deferred income tax benefit of $0.8 million for the year ended December 31, 2012. The benefit resulted from the utilization of deferred tax liability associated with the PAH acquisition to reduce the valuation allowance for the deferred tax assets for the net operating loss and other book/tax timing differences recorded at December 31, 2012.

Net Loss

The net loss was $1.6 million for the year ended December 31, 2012 compared to a loss of $18 thousand the period from December 14, 2011 (Inception) to December 31, 2011. The loss for 2012 resulted from the increased efforts in commercializing the UDI products, legal costs associated with the acquisition of the radiation dosimeter technology assets in December 2012 and increases in non-cash compensation, amortization and interest expense, which were partially offset by the benefit for income taxes.

Liquidity and Capital Resources

As of September 30, 2013, VeriTeQ’s cash totaled $0.1 million compared to $0.2 million at December 31, 2012.

Net cash used in operating activities totaled approximately $0.9 million in the first nine-months of 2013 and $0.1 million in the first nine-months of 2012. Cash was used primarily to fund selling, general and administrative expenses.

Net cash provided by investing activities was $0.8 million in the first nine-months of 2013, due to the cash provided by the acquisition of VC in July 2013, which was $0.8 million. No cash was used or provided by investing activities in the first nine-months of 2012.

Net cash provided by financing activities totaled approximately $75 thousand in the first nine-months of 2013 and $0.2 million in the first nine-months of 2012. Cash was provided primarily by the increase of notes payable and the issuance of common stock to investors.

Adjustments to reconcile operating losses to net cash used in operating activities included the following:

Accounts payable increased to $0.6 million at September 30, 2013 from $0.1 million at December 31, 2012. The increase is due primarily to transaction expenses associated with the Exchange Agreement, as well as higher legal fees, among other items, including accounts payable associated with the acquisition of VC on July 8, 2013. We expect accounts payable to increase going forward as a result of expanded efforts to commercialize the UDI products and radiation dosimeter products.

Accrued expenses increased to $2.1 million at September 30, 2013 from $1.1 million at December 31, 2012. The increase is due primarily to higher accrued payroll costs as certain employees were deferring their salaries and bonuses, an increase in legal costs associated with patent review and maintenance and accrued expenses associated with the acquisition of VC on July 8, 2013.

The liability to a related party under the shared services agreement increased to $0.2 million at September 30, 2013 from $0.1 million at December 31, 2012. The increase is due to services provided during the nine-months ended September 30, 2013. VeriTeQ terminated the shared services agreement effective July 8, 2013.

As we intend to outsource the manufacture of our UDI and other products, and to maintain “just-in-time” inventory levels, we do not currently anticipate having to make significant investments in fixed assets or inventory.

Results for the Quarter and Year Ended December 31, 2013

We are currently in the process of preparing our financial results for the fourth quarter and year ended December 31, 2013 and, therefore, final results are not yet available.  We shipped our first order of our Q Inside Safety Technology microchips in the fourth quarter of 2013 and, as a result we expect to recognize $18,000 of revenue in the fourth quarter.  We expect our selling, general and administrative expenses to increase from the previous quarters due to the addition of four manufacturing related employees.  We expect to record non-cash charges, currently estimated at approximately $8.2 million in the fourth quarter, primarily as a result of the beneficial conversion feature of the Notes and the valuation of the Warrants.  These charges will be partially offset by other income as a result of a change of approximately $0.8 million in the valuation of a subordinated convertible debt with an embedded convertible option that is being revalued each reporting period.  Accordingly, our liabilities and stockholders’ deficit will increase from the September 30, 2013 balances.  Our cash on-hand at December 31, 2013 was approximately $12,000 and our restricted cash, resulting from the terms of the Notes and the Purchase Agreement, was approximately $0.9 million.  Our estimated working capital deficit at December 31, 2013 is approximately $2.0 million ($2.9 million excluding restricted cash). The amounts discussed herein are not yet audited, are estimates and are subject to change based on our final review and analysis.

Liquidity

We are in the development stage, have incurred operating losses since our inception and we had a working capital deficit of approximately $2.7 million as of September 30, 2013. Our estimated working capital deficit at December 31, 2013 is $2.0 million ($2.9 million excluding restricted cash), as discussed in the paragraph above. These factors raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from this uncertainty.

Financing will be required to meet our liquidity needs. On November 13 2013, we entered into the Financing, discussed above. We anticipate that the funds obtained from the financing will allow us to meet critical cash requirements for the next several months. However, in order to have the funds necessary to pay existing accounts payable and accrued expenses, notes payable, and the liability under the shared services agreement, as well as to develop and market our technology products, we will need to raise additional capital. We do not know whether such additional capital will be available to us or, if it is available, we do not know if the terms of any financing will be favorable or even acceptable.

Our goal is to achieve profitability and to generate positive cash flows from operations. Our capital requirements depend on a variety of factors, including our ability to realize in full the proceeds under the November 2013 financing discussed above, and the cash that will be required to fund our business operations and to service our debt, among other items. Failure to raise capital to fund our operations and to generate positive cash flow from such operations will have a material adverse effect on our financial condition, results of operations and cash flows and could result in our inability to continue operations as a going concern. These conditions indicate that there is substantial doubt about our ability to continue operations as a going concern, as it may be unable to generate the funds necessary to pay our obligations in the ordinary course of business.

Our historical sources of liquidity have included proceeds from the sale of businesses and assets, the sale of common stock and preferred shares, proceeds from the issuance of debt, including promissory notes issued to related parties, and a shared services agreement with a related party. In addition to these sources, other sources of liquidity may include the raising of capital through additional private placements or public offerings of debt or equity securities, as well as joint ventures. However, going forward some of these sources may not be available, or if available, they may not be on favorable terms. If we were unable to obtain the funds necessary to fund our operations, it would have a material adverse effect on our financial condition, results of operations and cash flows and could result in our inability to continue operations as a going concern. These conditions indicate that there is substantial doubt about our ability to continue operations as a going concern, as we may be unable to generate the funds necessary to pay our obligations in the ordinary course of business. The accompanying financial statements do not include any adjustments related to the recoverability and classification of asset carrying amounts and classification of liabilities that may result from the outcome of this uncertainty.

Revenue Outlook

Notwithstanding the issues surrounding our ability to continue as a going concern as discussed above, we are projecting to realize about $18.5 million in revenue from our Q Inside Safety Technology business with an average of about 50 percent gross margins in what we refer to as our “first year” with UDI revenue growth compounding to approximately $239 million in our “fifth year.” Our projections for our Q Inside Safety Technology are based on what we believe the market opportunity is for these products based on publicly available industry information. We define our first year as the first 12 months post full-funding of the company ($3 million-plus financing).  We divide the market opportunity for Q Inside Safety Technology among the following implantable and reusable medical devices: breast implants, breast implant sizers, vascular ports, artificial joints and artificial joint spacers (hips and knees only).

Industry data indicates that there were 1.2 million breast procedures performed in 2012 and 33,000 plastic surgeons worldwide according to the International Society of Aesthetic Plastic Surgeons. We estimate the breast implant sizer market at 600,000 devices annually based on discussions with the market leaders in this space. According to an iData Research published in May of 2011, “U.S. Market, Vascular Access Devices and Accessories,” data showed that there were 422,000 vascular port procedures performed that year in the U.S. It also stated that there are 8,000 surgery centers and six major manufacturers in the U.S. Finally, there were 230,000 artificial hip procedures and 543,000 artificial knee procedures in the U.S. in 2011 according to 24/7 Wall Street research. Also, “Anesthesia in the U.S.” published on February 19, 2010 showed there are 35,000-45,000 operating rooms in the U.S.  Where we deemed it to be appropriate, we doubled the market opportunity estimated in the U.S. for the aforementioned procedures to  reflect what we believe are the international revenue opportunities for our products.

We sell our Q Inside Safety Technology microchip for approximately $9-$12 each, with 65-75% gross margins. We sell our readers for approximately $500 per reader, with 40-60% gross margins. We also intend to provide development services to medical device manufacturers at an average of $250,000 per project, with 50% gross margins. Additionally, we intend to offer data services including database connectivity to our microchips and application software ranging from $25,000 to several hundred thousand dollars, depending on the project.

The breast implant forecast shows the potential chip revenue for VeriTeQ if 10%, 20%, 40%, 50% and 50% of the market is captured during the first five years of operations. Revenue for sizers is estimated at 25%, 50%, 83%, 100% and 100% for the first five years of operation. Potential scanner revenue is forecasted based on us capturing 20%, 20%, 60%, 60% and 60% of the surgeon market in the first five years of operation (each surgeon will need two scanners). Both the “Q Inside” microchip and scanner market are forecasted to grow by 5% starting in year three of the forecast. Management also believes there is the opportunity to secure $875,000 in joint development opportunities during the first five years of operation.

The vascular port forecast shows the potential chip revenue for VeriTeQ if 10%, 20%, 40%, 50% and 50% of the chip market is captured during the first five years of operation. Potential scanner revenue is forecasted based on us capturing 20%, 20%, 60%, 60% and 60% of the surgery center market in the first five years of operation (each surgery center will need two scanners). Both the microchip and scanner market are forecasted to grow by 5% starting in year three of the forecast. Management also believes there is the opportunity to secure $1.25 million in joint development opportunities during the first five years of operation.

The artificial joint forecast shows the potential chip revenue for VeriTeQ if 2.5%, 6%, 20%, 25% and 25% of the microchip and spacer market is captured during the first five years of operation. Potential scanner revenue is forecasted based on us capturing 5%, 5%, 20%, 20% and 20% of the operating room market in the first five years of operation (each operating room will need two scanners). Both the microchip and scanner market are forecasted to grow by 5% starting in year three of the forecast. Management also believes there is the opportunity to secure $750,000 in joint development opportunities during the first five years of operation.

Critical Accounting Policies and Estimates

The following are descriptions of the accounting policies that our management believes involve a high degree of judgment and complexity, and that, in turn, could materially affect our consolidated financial statements if various estimates and assumptions made in connection with the application of such policies were changed significantly. The preparation of our consolidated financial statements requires that we make certain estimates and judgments that affect the amounts reported and disclosed in our consolidated financial statements and related notes. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles, or GAAP in the United States of America, or U.S., requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on the knowledge of current events and actions we may undertake in the future, they may ultimately differ from actual results. Included in these estimates are assumptions used in determining the lives of long-lived assets, in Black-Scholes-Merton, or BSM valuation models in estimating the fair value of stock-based compensation, promissory note with an embedded convertible option and royalty obligations and in determining valuation allowances for deferred tax assets, among others.

Stock-Based Compensation

At September 30, 2013, we had seven stock-based employee compensation plans, and on July 8, 2013 in connection with the Exchange Agreement, we established the DAC 2013 Stock Plan, which became effective on October 18, 2013, upon effectiveness of the Reverse Stock Split. On October 18, 2013, the outstanding stock options under the three VAC’s stock plans were converted into options to acquire VC’s common stock under the DAC 2013 Stock Plan and VAC’s three former stock plans were terminated. In accordance with the Compensation – Stock Compensation Topic of the Codification, awards granted are valued at fair value and compensation cost is recognized on a straight line basis over the service period of each award.

Income Taxes

We adopted Accounting Standards Codification subtopic 740-10, Income Taxes, or ASC 740-10, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes consist primarily of timing differences such as amortization of intangible assets, deferred officers' compensation and stock-based compensation. A valuation allowance is provided against net deferred tax assets where we determine realization is not currently judged to be more likely than not. We recognize and measure uncertain tax positions through a two-step process in accordance with the Income Taxes Topic of the Codification. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. Accordingly, we report a liability for unrecognized tax benefits resulting from the uncertain tax positions taken or expected to be taken in a tax return and recognize interest and penalties, if any, related to uncertain tax positions in income tax expense.

Loss Per Common Share and Common Share Equivalent

Basic and diluted loss per common share has been computed by dividing the loss by the weighted average number of common shares outstanding, and the Series C preferred shares which are automatically convertible into common shares on the effectiveness of the Reverse Split, for the period. Since we have incurred losses attributable to common stockholders, diluted loss per common share has not been computed by giving effect to all potentially dilutive common shares that were outstanding during the period. Dilutive common shares consist of incremental shares issuable upon exercise of stock options, warrants and convertible notes payable to the extent that the average fair value of our common stock for each period is greater than the exercise/conversion price of the derivative securities.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors

Our directors, their ages and business experience, as of February 5, 2014, are set forth below:

Name	Age	Position

Scott R. Silverman	49	Chairman of the Board of Directors/Chief Executive Officer

Barry M. Edelstein	50	Director

Daniel E. Penni	66	Director

Michael E. Krawitz	44	Director/Chief Legal and Financial Officer

Shawn A. Wooden	40	Director

Scott R. Silverman

Mr. Silverman, age 49, has served as our chief executive officer and Chairman of our board of directors since July 2013. Previously, Mr. Silverman served as the chairman of the board of directors of PositiveID Corporation from November 2008 until December 2011, and as chief executive officer from August 2009 until August 2011. He previously served as chief executive officer of PositiveID Corporation, then known as VeriChip Corporation, from December 2006 through July 2008, as chairman of its board of directors from March 2003 through July 2008, and as a member of its board of directors from February 2002 through July 2008. Mr. Silverman served as the chairman of Steel Vault Corporation from January 2006 until November 2009. He also served as a member of the board of directors of Gulfstream International Group, Inc. from September to October, 2010. Mr. Silverman served as chief executive officer and chairman of the board of directors of the Company from March 2003 to December 2006, and chairman of Destron Fearing Corporation (then known as Digital Angel Corporation) a then majority-owned subsidiary of the Company from March 2003 to July 2007. Mr. Silverman is an attorney licensed to practice in New Jersey and Pennsylvania. Mr. Silverman was selected to serve as a director on our Board of Directors because of his specific experience and proven expertise in our industry, his past and continuing contributions to the Company, his general business expertise and his experience in leading publicly-held companies.

Barry M. Edelstein

Mr. Edelstein, age 50, has served as a member of our board of directors since July 2013. Mr. Edelstein served as managing partner of Structured Growth Capital, Inc., a boutique investment banking firm, since January 2009. Mr. Edelstein served as acting president and chief executive officer of Destron Fearing Corporation, a majority-owned subsidiary of ours (then known as Digital Angel Corporation) from August 2007 until December 2007, and he served on Destron Fearing Corporation’s board of directors from June 2005 to December 2007. Mr. Edelstein has served as the chairman of ScentSational Technologies, LLC since 2002. Mr. Edelstein served as President of GlobalCom Telecommunications, LLC which he co-founded in 1992 and which was acquired in 1997 by Comcast Corporation (NASDAQ:CMCSK), where he then served as a divisional vice president until 2002. Mr. Edelstein has a bachelor’s degree in business administration from Drexel University and received his law degree from Widener University School of Law. Barry Edelstein served as a member of the board of directors of PositiveID Corporation from January 2008 to June 2013. Mr. Edelstein was nominated to the Board of Directors due to his past experience as president, interim chief executive officer and director of Destron Fearing Corporation, his past business experience and his knowledge of our industry.

Daniel E. Penni

Mr. Penni, age 66, has served as a member of our board of directors since March 1995 and as chair of our Board of Directors from July 3, 2007 to July 7, 2013. From May 3, 2013 to July 7, 2013, he served as our interim chief executive officer and president. Mr. Penni also served as our interim chief executive officer and president from January 31, 2012 to August 23, 2012. From September 1988 until December 2005, Mr. Penni was employed by Arthur J. Gallagher & Co. (NYSE:AJG), an insurance brokerage and risk management services firm, where he served in several positions, including his final position as area executive vice president. He has worked in various sales and administrative roles in the insurance business since 1969. He also served on the board of trustees of the Massachusetts College of Pharmacy and Health Sciences in Boston from 1989 through June 2006 and served as the chair of finance, the corporate treasurer and the chair of the audit committee at various times during his service period. Mr. Penni graduated with a bachelor of science degree in 1969 from the School of Management at Boston College. Mr. Penni was a member of the board of directors of VeriChip Corporation, n/k/a PositiveID Corporation (which was a former subsidiary of ours) from June 2004 until January 2008. Mr. Penni was selected to serve as a director on our Board of Directors because of his specific experience and proven expertise in our industry, his past and continuing contributions to the Company, and his general expertise and perspective on our business.

Michael E. Krawitz

Mr. Krawitz, age 44, has served as a member of our board of directors since July 2013. Mr. Krawitz was appointed our Chief Legal and Financial Officer effective January 31, 2014. Mr. Krawitz served as chief executive officer of PEAR, LLC, a provider of renewable energy and financing for renewable energy projects, from February 2011 to January 31, 2014. From July 2010 until February 2011, he served as chief executive officer of Florida Sunshine Investments I, Inc. He previously served as the chief executive officer and president of the Company from December 2006 to December 2007, executive vice president from March 2003 until December 2006, and as a member of the Company’s Board of Directors of directors from July 2007 until December 2007. Mr. Krawitz served as a member on the board of directors of Steel Vault Corporation from July 23, 2008 until November 11, 2009 and has served on the board of directors of PositiveID Corporation since November 2008. He practiced law at Fried, Frank, Harris, Shriver & Jacobson in New York from 1994 to 1999. Mr. Krawitz earned a bachelor of arts degree from Cornell University in 1991 and a juris doctorate from Harvard Law School in 1994.  Mr. Krawitz is a skilled executive with extensive capital markets experience. Mr. Krawitz was nominated to the Board of Directors due to his past experience as our chief executive officer as well as his experience as an attorney.

Shawn A. Wooden

Mr. Wooden, age 40, is currently a member of the board of directors of VeriTeQ. Mr. Wooden runs Wooden Wealth Strategies, a full-service financial services and investment boutique. He earned his bachelor of science from the University of Notre Dame in Computer Science. After graduation, he began a nine year career in the National Football League, where he played for the Miami Dolphins and the Chicago Bears. After retiring in 2005, Mr. Wooden transitioned into the financial services industry where he has earned the Financial Industry Regulation Authority (FINRA) Series 6, 7, 63, and 65 licenses, as well as the Life Underwriter Training Council Fellow (LUTCF) professional designation. Mr. Wooden also earned a Certificate for Retirement Planning from the Wharton School of Business in Pennsylvania. Mr. Wooden was nominated to the Board of Directors because of his financial and business experience.

Executive Officers

Our executive officers, their ages and business experience, as of February 5, 2014, are set forth below:

Name	Age	Position
Scott R. Silverman	49	Chief Executive Officer
Randolph K. Geissler	53	President
Michael E. Krawitz	44	Chief Legal and Financial Officer

Scott R. Silverman	A summary of Mr. Silverman’s experience is set forth above.

Randolph K. Geissler

Mr. Geissler, 53, is currently the President of VeriTeQ. He also is currently the CEO of Geissler Corporation. Mr. Geissler previously served as the served as CEO of Geissler Technologies from 2004 to 2008 and as CEO of Destron Fearing Corporation (then known as Digital Angel Corporation) from 1993 to 2003. Mr. Geissler specializes in managing companies and technologies focused on RFID, and he a developer of the implantable microchip for animal identification.

Michael E. Krawitz	A summary of Mr. Krawitz’s experience is set forth above.

There are no family relationships among our executive officers or directors.

Currently, our Board of Directors consists of five directors. Our Board of Directors was structured to be divided into three classes, and a class is generally elected to serve for a three-year term or until the directors' successors are duly elected and qualified. Thus, it has been our historical practice (since 1998) to elect approximately one-third of the members of the Board of Directors annually. Directors may be removed only for cause. Any director appointed by our Board of Directors to fill a vacancy on the board serves the balance of the unexpired term of the class of directors in which the vacancy occurred. The roles and responsibilities of the Board of Directors are as set forth by Delaware corporate law, which includes providing general oversight of management and setting strategic direction for the Company.

Audit Committee

Our audit committee currently consists of Barry M. Edelstein and Shawn A. Wooden. Mr. Krawitz resigned from our audit committee effective January 30, 2014 in connection with his appointment as our Chief Legal and Financial Officer.  Mr. Edelstein chairs the audit committee. Our Board of Directors has determined that each of the current members of our audit committee is “independent,” as defined under, and required by, the federal securities laws and the rules of the SEC, including Rule 10A-3(b)(i) under the Exchange Act. Although we are no longer listed on the Nasdaq Capital Market, each of the members of our audit committee is “independent” under the listing standards of the Nasdaq Capital Market. Our Board of Directors has determined that Mr. Edelstein qualifies as an “audit committee financial expert” under applicable federal securities laws and regulations. A copy of the current audit committee charter is available on our website at www.veriteqcorp.com .

The audit committee assists our Board of Directors in its oversight of:

●	our accounting, financial reporting processes, audits and the integrity of our financial statements;
●	our independent auditor’s qualifications, independence and performance;
●	our compliance with legal and regulatory requirements;
●	our internal accounting and financial controls; and
●

our audited financial statements and reports, and the discussion of the statements and reports with management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management.

The audit committee has the sole and direct responsibility for appointing, evaluating and retaining our independent auditors and for overseeing their work. All audit and non-audit services to be provided to us by our independent auditors must be approved in advance by our audit committee, other than de minimis non-audit services that may instead be approved in accordance with applicable rules of the SEC.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that our officers and directors and persons who own more than 10% of our common stock file reports of ownership and changes in ownership with the SEC and furnish us with copies of all such reports. Based solely on a review of copies of such forms and written representations from our directors and executive officers, we believe that for the fiscal year of 2013, all of our directors and executive officers were in compliance with the disclosure requirements of Section 16(a). To our knowledge, based solely on our records, during the year ended December 31, 2013, SNC Holdings Corp, a 10% beneficial owner located in the United Kingdom, did not file a Form 3 or three Form 4s. SNC Holdings Corp is the holder of a promissory note issued by VeriTeQ Acquisition Corporation, which is convertible in shares of the Company’s common stock.

Code of Business Conduct and Ethics

Our Board of Directors has approved and we have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, which applies to all of our directors, officers and employees. Our Board of Directors has also approved and we have adopted a Code of Ethics for Senior Financial Officers, or the Code for SFO, which applies to our chief executive officer, president and chief financial officer and other officer. The Code of Conduct and the Code for SFO are available upon written request to VeriTeQ Corporation, Attention: Secretary, 220 Congress Park Drive, Suite 200, Delray Beach, Florida 33445. The audit committee of our Board of Directors is responsible for overseeing the Code of Conduct and the Code for SFO. Our audit committee must approve any waivers of the Code of Conduct for directors and executive officers and any waivers of the Code for SFO.

EXECUTIVE COMPENSATION

The following table sets forth information regarding compensation earned in or with respect to our fiscal year 2012 and 2013 by:

●	each person who served as our chief executive officer in 2013;
●	each person who served as our chief financial officer in 2013; and
●	our other most highly compensated executive officer who was serving at December 31, 2013.

We had no other executive officers during any part of 2013. We refer to these officers collectively as our named executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards(6)	Option Awards(7)	Non-Equity Incentive Plan Compensation	All Other Compensation		Total
Scott R. Silverman (1)	2013	$330,000	$430,000	$—	$537,007	$—	$54,731	(8)	$1,351,738
Chief Executive Officer	2012	300,000	300,000	—	—	—	47,595	(9)	647,595
Randolph K. Geissler(2)	2013	$200,000	$275,000	$1,350,000	$537,007	$—	$—		$2,362,007
President	2012	66,667	—	—	—	—	—		66,667
Daniel E. Penni (3)	2013	$—	$—	$—	$—	$—	$—		$—
Former Interim Chief	2012	—	—	—	—	—	—		—
Executive Officer and President
Lorraine M. Breece (4)	2013	$142,700	$50,000	$—	$—	$—	$2,629	(10)	$195,329
Former Chief Financial Officer	2012	140,000	25,000	—	3,347	—	4,077	(11)	172,424
L. Michael Haller (5)	2013	$50,000	$—	$—		$—	$18,646	(12)	$68,646
Former Chief	2012	52,658	—	—	76,085	—	427	(13)	129,170
Executive Officer and President

(1)

Mr. Silverman was hired as our chief executive officer on July 8, 2013 in connection with the Share Exchange. The Share Exchange was treated as a reverse acquisition and, accordingly, we have included Mr. Silverman’s compensation in the table above for the twelve months ended December 31, 2013 and 2012. Mr. Silverman founded our subsidiary, VeriTeQ Acquisition Corporation, in December 2011. The portion of Mr. Silverman’s salary, bonus and option award earned by him from January 1, 2013 to July 7, 2013 was $171,875, $171,875 and $537,007, respectively. A portion of the 2013 Other Compensation was also earned by Mr. Silverman prior to the Share Exchange as noted in footnote 8 below.

(2)

Mr. Geissler was hired as our president on July 8, 2013 in connection with the Share Exchange. The Share Exchange was treated as a reverse acquisition and, accordingly, we have included Mr. Geissler’s compensation in the table above for the twelve months ended December 31, 2013 and for the period September 1 to December 31, 2012. Mr. Geissler was hired by our subsidiary, VeriTeQ Acquisition Corporation, effective September 1, 2012. The portion of Mr. Geissler’s salary, bonus and option award earned by him from January 1, 2013 to July 7, 2013 was $104,167, $104,167 and $537,007, respectively.

(3)

Mr. Penni was interim chief executive officer and president from January 31, 2012 to August 23, 2012 and from May 3, 2013 to July 7, 2013. Mr. Penni was also chairman of the Board of Directors during 2012 and from January 1, 2013 to July 7, 2013, and earned $45,935 of director fees for 2013, and $81,000 of director fees in 2012. In addition, Mr. Penni received 3,333 stock options in September 2012 for his services as a director. The option award was valued at $6,695 on the date of grant. These director fees and option award are not included in the compensation table above as the fees and options were awarded to Mr. Penni in his capacity as a member of our board of directors. Mr. Penni did not receive any compensation for his service as our interim chief executive officer and president during 2012 or 2013. Mr. Penni continues to serve as a member of our board of directors.

(4)	Ms. Breece served as our chief financial officer from August 1, 2011 to January 30, 2014. Effective January 31, 2014, Mr. Krawitz was appointed our chief legal and financial officer.

(5)	Mr. Haller was appointed as chief executive officer effective August 23, 2012, and resigned as chief executive officer effective May 3, 2013.

(6)

Mr. Geissler was granted 858,747 shares of restricted stock on January 1, 2013 under the terms of his employment agreement. The amount of compensation reflects the aggregate grant date fair value of the award computed in accordance with FASB ASC Topic 718. For additional information on the valuation assumptions regarding the restricted stock unit, refer to Note 7 to our consolidated financial statements for the year ended December 31, 2012, and Note 7 to our condensed consolidated financial statements for the nine-months ended September 30, 2013, which are included elsewhere in this prospectus. Also see the Outstanding Equity Awards Table as of December 31, 2013 presented on page 53 of this prospectus.

(7)

Messrs. Silverman and Geissler were each granted 381,655 stock options during 2012. The amount of compensation reflects the aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718. For additional information on the valuation assumptions regarding the option awards, refer to Note 7 to our consolidated financial statements for the year ended December 31, 2012, and Note 7 to our condensed consolidated financial statements for the nine-months ended September 30, 2013, which are included elsewhere in this prospectus. Also see the Outstanding Equity Awards Table as of December 31, 2013 presented on page 53 of this prospectus.

(8)

Amount represents payments made for Mr. Silverman in 2013 in connection with Mr. Silverman’s employment agreement as follows: $37,500 for reimbursement of unallocable expenses, $5,000 for medical expense reimbursement, $3,587 for disability insurance, $1,238 for life insurance, $5,936 for personal use of a company car, and $1,470 for cellular telephone and internet service. As discussed in footnote 1 above, the following amounts were earned by Mr. Silverman during the period January 1 to July 7, 2013: $22,500 for reimbursement of unallocable expenses, $619 for life insurance, $1,716 for personal use of a company car, and $1,208 for cellular telephone and internet service.

(9)

Amount represents payments made for Mr. Silverman in 2012 as follows: $45,000 for reimbursement of unallocable expenses, $309 for life insurance, $1,098 for personal use of a company car, and $1,188 for cellular telephone and internet service.

(10)	Amount represents $2,629 for Ms. Breece’s cellular telephone and internet services paid for during 2013.

(11)	Amount represents $4,077 for Ms. Breece’s cellular telephone and internet services paid for during 2012.

(12)	Amount represents $10,000 of severance paid to Mr. Haller under the terms of an amendment to his employment agreement, which is more fully discussed below under section titled “Executive Employment Arrangements with Former Named Executive Officers.” During 2013, Mr. Haller was also paid $7,951 for accrued vacation hours and $695 for cellular telephone and internet services.

(13)	Amount represents $427 for Mr. Haller’s cellular telephone and internet services paid for during 2012.

Narrative Disclosure to Summary Compensation Table and Additional Narrative Disclosure

Executive Employment Arrangements

Our 2013 and 2012 Incentive and Recognition Policies

We did not establish an incentive and recognition plan for our named executive officers for 2012 and 2013.

Potential Payments Upon Termination or Change in Control

We had entered into employment agreements with certain of our former named executive officers that required us to make payments upon termination or a change in control of the Company. These arrangements are discussed below in the section “Executive Employment Arrangements with Former Named Executive Officers.”

We have entered into employment agreements with Messrs. Silverman, Geissler and Krawitz. Previously, Messrs. Silverman and Geissler had employment agreements with VAC.

Scott R. Silverman Employment Agreements

Effective January 1, 2012, Mr. Scott R. Silverman entered into the Employment and Non-Compete Agreement, or the 2012 Employment Agreement, with VAC. The 2012 Employment Agreement terminated five years from the effective date. The 2012 Employment Agreement provided for an annual base salary in 2012 of $300,000 with minimum annual increases of 10% of the base salary and an annual bonus equal to the annual base salary then in effect. Mr. Silverman was also entitled to an annual non-allocable expense payment of $45,000 each year and other fringe benefits. If Mr. Silverman’s employment was terminated prior to the expiration of the term of the 2012 Employment Agreement, Mr. Silverman was to receive (i) all earned but unpaid salary and bonuses; (ii) the greater of the base salary from the date of termination through December 31, 2016 or two times the base salary; and (iii) the average bonus paid by us to Mr. Silverman for the last three full calendar years (or such lesser time period if the 2012 Employment Agreement was terminated less than three years from the effective date), plus certain fringe benefits required to be paid by us. In addition, the 2012 Employment Agreement contained a change of control provision that provided for the payment of five times the then current base salary and five times the average bonus paid to Mr. Silverman for the three full calendar years immediately prior to the change of control, as defined in the 2012 Employment Agreement. Any outstanding stock options and restricted stock held by Mr. Silverman as of the date of his termination or a change of control became vested and exercisable as of such date, and remained exercisable during the remaining life of the option. Mr. Silverman’s 2012 Employment Agreement was terminated effective July 8, 2013 at which time Mr. Silverman entered into a new employment agreement effective with the closing of Exchange Agreement, which was amended and restated on November 14, 2013, or the Silverman Employment Agreement, appointing Mr. Silverman as our chairman and chief executive officer, effective as of July 8, 2013 until December 31, 2016. Under the Silverman Employment Agreement, Mr. Silverman will receive a base salary of $330,000, which base salary will be reviewed annually and is subject to a minimum increase of 5% per calendar year during each year of the term. Accordingly, Mr. Silverman’s base salary was increased to $346,500 beginning January 1, 2014. During the term, Mr. Silverman will be eligible to receive an annual bonus, based on performance metrics and goals as determined annually by the Board of Directors, with the amount of such bonus to be determined based upon the annual objectives determined by the compensation committee of the Board of Directors, but in no event to be less than 100% of earned base salary for the applicable year. The bonus shall be paid in cash or, if Mr. Silverman and the Company agree at the time, using shares of the Company’s common stock, at a valuation equal to fair market value.  On January 30, 2014, the compensation committee of the board of directors authorized a discretionary bonus in the amount of $100,000 to be paid to Mr. Silverman. This discretionary bonus is in addition to Mr. Silverman’s minimum bonus for 2013 under the terms of his employment agreement. The discretionary bonus shall be accrued. It will be paid in cash after the compensation committee determines we have adequate working capital to make such payments, or, if we are permitted to do so without triggering a reset provision on any outstanding warrants and the applicable employee so elects, in shares of our common stock, in which case the amount of the bonus would be increased by 25%.

Under the Silverman Employment Agreement, VC agreed to satisfy certain currently unpaid contractual obligations under Mr. Silverman’s December 2012 Employment Agreement aggregating $912,116, or the Silverman Contractual Obligations, if VC receives gross proceeds of an aggregate of $3,000,000 in cash in any capital investment or capital raise or series of capital investments or capital raises. The Silverman Contractual Obligations shall be payable as follows: (i) one-third (1/3rd) in cash and (ii) two-thirds (2/3rds) in shares of restricted VC common stock, based on the closing price of a share of VC’s common stock on the closing date of the investment.

If Mr. Silverman’s employment is terminated prior to the expiration of the term, certain payments become due. In the event Mr. Silverman is terminated with cause or he terminates for any reason other than good reason, Mr. Silverman is entitled to receive (i) earned or accrued but unpaid, base salary, through the date of termination, (ii) any bonus earned or accrued and vested, but unpaid, (iii) the economic value of the employee’s accrued, but unused, vacation time, and (iv) any unreimbursed business expenses incurred by the employee (collectively, the “Accrued Obligations”). In the event Mr. Silverman is terminated without cause or he terminates for good reason, or upon his death, Mr. Silverman is entitled to receive the Accrued Obligations and a termination payment equal to his base salary from the date of termination through December 31, 2016, (or two years whichever is longer) plus bonus for such period, with such bonus being determined based upon the time remaining between the date of termination and December 31, 2016 (or two years, whichever is longer) and with the rate of bonus to be based upon the average annual bonus paid by the Company to Mr. Silverman over the last three (3) full calendar years (or if the Agreement is terminated before Mr. Silverman has been employed by the Company for three (3) full calendar years, for purposes of calculating the average Annual Bonus, the Company will use 100% of Mr. Silverman’s base salary as the annual bonus) plus certain benefits as set forth in the Silverman Employment Agreement.

In addition, the Silverman Employment Agreement contains a change of control provision that provides for the payment of 299% of Mr. Silverman’s base salary plus 299% of the average annual bonus paid over the last three (3) full calendar years (or 60% of base salary if the Silverman Employment Agreement is terminated before Mr. Silverman has been employed for three full years). Any outstanding stock options and unvested restricted stock held by Mr. Silverman as of the date of termination (other than for cause or by Mr. Silverman without good reason) or a change of control shall become vested and exercisable as of such date, and remain exercisable during the life of the option. In the event Mr. Silverman is terminated for cause or terminates without good reason, any unvested options and restricted stock awards shall terminate and all vested options shall remain exercisable for a period of ninety (90) days. The Silverman Employment Agreement also contains non-compete and confidentiality provisions which are effective from the date of employment through eighteen months from the date the Silverman Employment Agreement is terminated.

Randolph Geissler Employment Agreements

On January 2, 2013, VAC entered into an employment agreement with our president, Mr. Randolph Geissler with an effective date of September 1, 2012, or the Geissler 2012 Agreement. The Geissler 2012 Agreement called for an annual base salary of $200,000 and discretionary annual and incentive bonuses. The term of the Geissler 2012 Agreement was two years from the effective date and could be extended by mutual consent of the parties. The Geissler 2012 Agreement also provided for the issuance on January 2, 2013 of 4.5 million restricted shares of our common stock, which vested the earlier of January 2, 2015 or a change of control of VAC. Payments of compensation under the Geissler 2012 Agreement commenced within 30 days of VAC receiving a capital investment from any third party in excess of $5.0 million, the first payment of which was to be retroactive to September 1, 2012 and included any and all sums due and owing to Mr. Geissler at that time. Upon termination of the Geissler 2012 Agreement by Mr. Geissler or us, Mr. Geissler was entitled to receive any earned but unpaid salary and bonuses and all outstanding stock options and restricted stock was to be forfeited. Upon termination of the agreement by us without cause, Mr. Geissler was also entitled to receive certain fringe benefits through December 2014. Upon a change of control as defined in the agreement, Mr. Geissler was entitled to receive any earned but unpaid salary and bonuses and any outstanding stock options and restricted stock was to vest and the stock options were to remain exercisable through the life of the option. The Geissler 2012 Agreement was terminated effective July 8, 2013 at which time Mr. Geissler entered into a new employment agreement effective with the closing of Exchange Agreement, which was amended and restated on November 14, 2013, or the Geissler Employment Agreement appointing Mr. Geissler as president of VC, effective as of July 8, 2013. The Geissler Employment Agreement is for a term of two (2) years and is renewable for additional one (1) year periods upon mutual agreement. Under the Geissler Employment Agreement, Mr. Geissler will receive a base salary of $200,000, which base salary will be reviewed annually and is subject to a minimum increase of 5% per annum each calendar year. Accordingly, Mr. Geissler’s salary was increased to $210,000 beginning January 1, 2014. Mr. Geissler is eligible to receive an annual bonus, based on performance metrics and goals as determined annually by the Board of Directors, with the amount of such bonus to be determined based upon the annual objectives determined by the compensation committee of the Board of Directors, but in no event to be less than 100% of earned base salary for the applicable year. The bonus shall be paid in cash or, if Mr. Geissler and the Company agree at the time, using shares of the Company’s common stock, at a valuation equal to fair market value. On January 30, 2014, the compensation committee of the board of directors authorized a discretionary bonus in the amount of $75,000 to be paid to Mr. Geissler. This discretionary bonus is in addition to Mr. Geissler’s minimum bonus for 2013 under the terms of his employment agreement. The discretionary bonus shall be accrued. It will be paid in cash after the compensation committee determines we have adequate working capital to make such payments, or, if we are permitted to do so without triggering a reset provision on any outstanding warrants and the applicable employee so elects, in shares of our common stock, in which case the amount of the bonus would be increased by 25%.

Mr. Geissler is also entitled to the following: (i) the Company shall, at its option, either lease for Mr. Geissler an automobile, or reimburse Mr. Geissler for the lease or financing payments incurred by Mr. Geissler’s on his automobile, the amount of such reimbursement to be reasonably comparable to 75% of the current cost on the automobile then being provided to the Company’s CEO. The Company shall reimburse car-related expenses; (ii) the Company shall, at its option, either provide to Mr. Geissler disability insurance that provides standard disability coverage and terms, in an amount of at least equal to $15,000 per month until age 65, or reimburse Mr. Geissler for the premium payments incurred by him for disability insurance coverage for himself, the amount of such reimbursement to be reasonably comparable to the current cost of his disability insurance; (iii) the Company shall provide comprehensive health insurance as it provides to other executives and employees; (iv) reimbursement for expenses related to business attire in an amount not to exceed $950 per month; and (v) if the Company elects to secure a key man life insurance policy on the life of Mr. Geissler, it will provide a split-dollar policy.

Under the Geissler Employment Agreement, the Company agreed to satisfy certain currently unpaid contractual obligations under Mr. Geissler’s January 2, 2013 employment agreement of $166,666, or the Geissler Contractual Obligations, if VC receives gross proceeds of an aggregate of $3,000,000 in cash in any capital investment or capital raise or series of capital investments or capital raises. The Geissler Contractual Obligations shall be payable as follows: (i) one-third (1/3rd) in cash and (ii) two-thirds (2/3rds) in shares of restricted VC common stock, based on the closing price of a share of VC’s common stock on the closing date of the investment.

If Mr. Geissler’s employment is terminated for cause or he terminates for any reason other than good reason, Mr. Geissler is entitled to receive the Accrued Obligations. In the event Mr. Geissler is terminated without cause or he terminates for good reason, or termination upon his death, Mr. Geissler is entitled to receive the Accrued Obligations and a termination payment equal to one times his base salary plus the previous year’s bonus, but no less than one times his base salary. In the event that Mr. Geissler is terminated as a result of a change in control, Mr. Geissler is entitled to receive the Accrued Obligations and a termination payment equal to two times his base salary, plus the previous year’s bonus, but no less than two times his base salary. Any termination payment shall be payable to Mr. Geissler in cash, or if Mr. Geissler agrees, in shares of the Company’s common stock valued at market value. Any outstanding stock options and unvested restricted stock held by Mr. Geissler as of the date of termination (other than for cause or by Mr. Geissler without good reason) or a change of control shall become vested and exercisable as of such date, and remain exercisable during the life of the option. In the event Mr. Geissler is terminated for cause or terminates without good reason, any unvested options and restricted stock awards shall terminate and all vested options shall remain exercisable for a period of ninety (90) days. The Geissler Employment Agreement also contains non-compete and confidentiality provisions which are effective from the date of employment through one year from the date the Geissler Employment Agreement is terminated.

Michael E. Krawitz Employment Agreement

Effective January 31 2014, we entered into an employment agreement with Michael Krawitz to serve as our Chief Legal and Financial Officer, or the Krawitz Employment Agreement. The Krawitz Employment Agreement is for an initial term of two (2) years and is renewable for additional one (1) year terms upon mutual agreement of the parties. Under the Krawitz Employment Agreement, Mr. Krawitz will receive a base salary of $210,000, which base salary will be reviewed annually by the compensation committee and is subject to a minimum increase of 5% per annum, with the first increase to be effective on January 1, 2015. Mr. Krawitz is also entitled to (i) disability insurance or reimbursement of disability insurance in an amount at least equal to $15,000 per month until age 65; (ii) health insurance; (iii) an automobile or reimbursement of lease or financing payments incurred, the amount of such reimbursement to be reasonably comparable to 75% of the current cost of the automobile being provided to our Chief Executive Officer; and (iv) life insurance. During the term of the Krawitz Employment Agreement, Mr. Krawitz is eligible to receive an annual bonus based on performance metrics and goals as determined annually by the Company’s Board of Directors, with the amount of such bonus to be determined based upon annual objectives determined by the compensation committee of the Board of Directors, but in no event will be less than 100% of Mr. Krawitz’s earned base salary for the applicable year.

If Mr. Krawitz’s employment is terminated prior to the expiration of the term, certain payments become due. In the event Mr. Krawitz is terminated with cause or he terminates for any reason other than good reason, Mr. Krawitz is entitled to receive (i) earned or accrued but unpaid, base salary, through the date of termination, (ii) any bonus earned or accrued and vested, but unpaid, (iii) the economic value of the employee’s accrued, but unused, vacation time, and (iv) any unreimbursed business expenses incurred by the employee, collectively, the Krawitz Accrued Obligations. In the event Mr. Krawitz is terminated without cause or he terminates for good reason, Mr. Krawitz is entitled to receive the Krawitz Accrued Obligations and a termination payment equal to his base salary plus the previous year’s bonus (but no less than one times his base salary). In the event that Mr. Krawitz is terminated as a result of a change in control, Mr. Krawitz is entitled to receive any Krawitz Accrued Obligations and a termination payment equal to two times his base salary, plus the previous year’s bonus, but no less than two times his base salary. Any outstanding stock options and unvested restricted stock held by Mr. Krawitz as of the date of termination (other than for cause or by Mr. Krawitz without good reason) or a change of control shall become vested and exercisable as of such date, and remain exercisable during the life of the option. In the event Mr. Krawitz is terminated for cause or terminates without good reason, any unvested options and restricted stock awards shall terminate and all vested options shall remain exercisable for a period of ninety (90) days. The Krawitz Employment Agreement also contains noncompete provisions which are effective from the date of employment through one year from the date the Krawitz Employment Agreement is terminated.

Executive Employment Arrangements with 2012 Named Executive Officers

We had not entered into any employment agreements, termination or change in control arrangements with Mr. Penni. By letter agreement, we are required to give Ms. Breece a ninety-day termination payment if we terminate her employment with us. On January 30, 2014, the compensation committee of the board of directors authorized a discretionary bonus in the amount of $50,000 to be paid to Ms. Breece. The discretionary bonus shall be accrued. It will be paid in cash after the compensation committee determines we have adequate working capital to make such payments, or, if we are permitted to do so without triggering a reset provision on any outstanding warrants and the applicable employee so elects, in shares of our common stock, in which case the amount of the bonus would be increased by 25%.

Executive Employment Arrangements with Former Named Executive Officers

A discussion of an employment agreement with our former named executive officer, Mr. Haller, follows:

L. Michael Haller

On August 23, 2012, the board of directors selected and approved L. Michael Haller to be our CEO, president and a director. In connection with Mr. Haller’s appointment, we entered the Original Employment Agreement, which provided that Mr. Haller would receive a base salary of $150,000. The Original Employment Agreement also provided that, if we terminated Mr. Haller’s employment without cause or Mr. Haller terminated his employment for good reason, Mr. Haller would receive a severance payment equal to the sum of one times his base salary. In addition, on August 27, 2012, Mr. Haller was granted stock options to purchase 333,333 shares of our common stock, with an exercise price of $0.05 per share of which 66,666 vested on August 27, 2012 and were granted as a signing bonus. The remaining 266,667 options were performance-based and would vest upon achievement of specified targets. The stock options, which were granted outside of the company’s stock option plans as an inducement to employment, had an expiration date of August 26, 2022.

Unvested stock options held by Mr. Haller would become fully vested and exercisable on a pro-rata basis to the extent that Mr. Haller had achieved some or all of the applicable incentive targets as outlined for each unvested Tranche upon any termination of employment by us without cause, or by Mr. Haller for good reason or due to Mr. Haller’s disability or death, which occurred at least six months after the effective date of the Original Employment Agreement and would remain exercisable for a period of 60 (sixty) days following any such termination (subject to earlier expiration of the original option term). Upon any termination of employment by us for cause, by Mr. Haller for any reason other than good reason, or Mr. Haller terminated his employment for any reason, all unvested options terminated immediately.

In the event of a change in control, as defined in the agreement, all unvested stock options would immediately accelerate and become vested. The Original Employment Agreement also contained non-compete and confidentiality provisions, and also included a commitment to nominate and support Mr. Haller and one additional person named by Mr. Haller for election to the board of directors, subject to shareholder election.

Effective May 3, 2013, we entered into the Amendment to Employment Agreement with Mr. Haller, which amended and terminated the Original Employment Agreement. Under the terms of the Amended Employment Agreement: (i) Mr. Haller resigned as the Company’s Chief Executive Officer, President and director upon the closing of the sale of the Company’s mobile game application business on May 3, 2013, (ii) the Company paid Mr. Haller all accrued but unpaid obligations due under the Original Employment Agreement plus a cash lump sum of $10,000 in lieu of any severance or similar payments that might have been required under the Original Employment Agreement, (iii) the Company waived the non-compete and non-solicitation provisions contained in the Original Employment Agreement, and (iv) both parties mutually agreed to release each other from any other claims that they may have against each other. The Amended Employment Agreement further stated that Mr. Haller’s stock option to purchase 66,666 shares of the Company’s common stock at $1.50 per share, which vested on August 27, 2012, may be exercised for a period of sixty (60) days following the effective date of the Amended Employment Agreement. Mr. Haller did not exercise these options and, accordingly, they expired on July 2, 2013. In addition, Mr. Haller’s stock options to purchase up to 266,667 shares, which were not vested as of the date of the Amended Employment Agreement, were forfeited as of such date.

Outstanding Equity Awards as of December 31, 2013

The following table provides information as of December 31, 2013 regarding unexercised stock options and restricted stock awards granted to each of our named executive officers by us.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares of Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested

Scott R. Silverman
	729				$972.00	01/25/2014
	2,917				$588.00	02/18/2014
	1,167				$871.20	02/25/2015
	817				$962.40	03/07/2015
	2,333				$559.20	06/14/2016
	190,833				$0.05	03/16/2020
	190,833				$0.05	12/09/2021
		381,665	(1)		$1.57	02/07/2018
Randolph Geissler
	127,222				$0.05	03/16/2020
		381,665	(1)		$1.57	02/07/2018
							858,747	(2)	$1,966,531
Lorraine M. Breece	583				$266.40	08/15/2017
	15				$360.00	06/20/2018
	15				$768.00	06/20/2018
	21				$360.00	06/20/2018
	278				$15.60	12/12/2018
	1,667				$2.10	09/09/2022
Daniel E. Penni
	417	—		—	$328.80	07/02/2015
	115	—		—	$360.00	06/20/2018
	42	—		—	$768.00	06/20/2018
	833	—		—	$15.60	12/12/2018
	417	—		—	$32.40	10/01/2019
	3,333	—		—	$2.10	09/09/2022
L. Michael Haller(1)
	—	—	(3)	—	$—	—
Lorraine M. Breece
	208	—		—	$775.20	07/06/2013
	583	—		—	$266.40	08/15/2017
	15	—		—	$360.00	06/20/2018
	15			—	$768.00	06/20/2018
	21	—		—	$360.00	06/20/2018
	278	—		—	$15.60	12/12/2018
	1,667	—		—	$2.10	09/09/2022

(1)	Stock options vested on January 1, 2014
(2)	Restricted stock vests on January 1, 2015
(3)	Mr. Haller resigned as president, chief executive officer and director of the Company effective May 3, 2013.

2013 Option Exercises and Stock Vested

None of our named executive officers exercised options during the year ended December 31, 2013. On January 25, 2013, 42 shares of restricted stock vested for Mr. Penni.

Pension Benefits

None of our named executive officers are covered by a pension plan or other similar benefit plan that provides for payments or other benefits at, following, or in connection with retirement.

Nonqualified Deferred Compensation

None of our named executive officers are covered by a defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

2013 Director Compensation

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings		All Other Compensation		Total
Scott R. Silverman(1)	$—	$—	$—	$—	$		S	—	$—
Barry Edelstein(2)	6,500	—	—	—		—		—	6,500
Michael Krawitz(3)	6,500	—	—	—		—		—	6,500
Shawn Wooden(4)	6,500	—	—	—		—		—	6,500
Daniel E. Penni(5)	45,935	—	—	—		—		—	45,935
Dennis G. Rawan(6)	23,400	—	—	—		—		—	23,400
Joseph J. Grillo(7)	—	—	—	—		—		—
L. Michael Haller(1)	—	—	—	—		—		—	—

(1)

Mr. Silverman and Mr. Haller did not receive any compensation as directors. See section “Executive Compensation” for details regarding their compensation as executive officers for 2013. Mr. Haller resigned from the company effective May 3, 2013.

(2)	As of December 31, 2013, Mr. Edelstein held options to purchase 40,500 shares of our common stock. Mr. Edelstein was appointed a director on July 8, 2013.
(3)

As of December 31, 2013, Mr. Krawitz held options to purchase 76,334 shares of our common stock. Mr. Krawitz was appointed a director on July 8, 2013.  Mr. Krawitz was appointed our chief legal and financial officer effective January 31, 2014.

(4)	As of December 31, 2013, Mr. Wooden held options to purchase 38,167 shares of our common stock. Mr. Wooden was appointed a director on July 8, 2013.
(5)	As of December 31, 2013, Mr. Penni held options to purchase 5,156 shares of our common stock. Mr. Penni served as the chairman of our board of directors from January 1 to July 7, 2013.
(6)	As of December 31, 2013, Mr. Rawan held options to purchase 4,583 shares of our common stock. Mr. Rawan resigned as a director effective July 7, 2013.
(7)	As of December 31, 2013, Mr. Grillo held options to purchase 13,604 shares of our common stock. Mr. Grillo resigned as a director effective July 7, 2013.

Prior to the Share Exchange on July 8, 2013, the compensation committee of our board of directors determined that the annual compensation for outside directors for 2013 was as follows: (i) $7,200 per quarter for board service, (ii) an additional $3,600 and $1,800 per quarter for service as the audit and governance committee chair and the compensation committee chair, respectively, (iii) an additional $900 per quarter for service as a member of the audit and governance committee and the compensation committee, and (iv) $17,550 per quarter for service as the chairman of our board of directors. Subsequent to the Share Exchange, the compensation committee of our board of directors revised the annual compensation for directors as follows: No fees were paid for the period July 8 to September 30, 2013. Beginning October 1, 2013, the fees are as follows: (i) $5,000 per quarter for board service; and (ii) an additional $1,500 per quarter for service as chairman of a board committee. Reasonable out of pocket travel expenses are reimbursed when incurred. Directors who are not also executive officers are not eligible to participate in any of our other benefit plans. Mr. Penni who served as our interim chief executive and president officer from May 3, 2013 to July 7, 2013 did not participate in any of our other benefit plans, nor was he being compensated for serving as our president and interim chief executive officer, but he was being compensated for his services as chairman of our board of directors.

None of our directors exercised options during the year ended December 31, 2013. On January 25, 2013, 42 shares of restricted stock vested for Messrs. Penni and Rawan each.

Stock Option and Other Compensation Plans

Stock Options and Other Awards Granted under the 1999 Flexible Stock Plan, the 2003 Flexible Stock Plan and the Amended and Restated Digital Angel Corporation Transition Stock Option Plan.

The 1999 Flexible Stock Plan, the 2003 Flexible Stock Plan and the Amended and Restated Digital Angel Corporation Transition Stock Option Plan, or the Digital Angel Plan, are long-term plans designed to link rewards with stockholder value over time. Stock options are granted to aid in the retention of employees and to align the interests of employees with stockholders. The value of the stock options to an employee increases as the price of our stock increases above the fair market value on the grant date, and the employee must remain in our employ for the period required for the stock option to be exercisable, thus providing an incentive to remain in our employ.

The 2003 Flexible Stock Plan and the Amended and Restated Digital Angel Corporation Transition Stock Option Plan are also designed to encourage ownership of our common stock by employees, directors and other individuals, and to promote and further our best interests by granting options and other stock awards. Under these plans, we may grant awards of our common stock in lieu of payments of cash compensation pursuant to the mutual agreement of the participant and us. During 2012, approximately 13 thousand options were granted to directors, employees and consultants, under the 2003 Flexible Stock Plan.

Stock Options Granted under the 1999 Employees Stock Purchase Plan.

The 1999 Employees Stock Purchase Plan, which is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code, or Code, provides eligible employees with an opportunity to accumulate, through payroll deductions, funds to be used toward the purchase of our stock pursuant to options granted under the plan. Options granted in connection with an offering under the plan permit the option holder to purchase our stock at a price per share equal to 85% of the fair market value of the stock on (i) the date on which the option was granted (i.e., the first business day of the offering) and (ii) the date on which the option was exercised (i.e., the last business day of the offering), whichever is less. Section 423 of the Code also provides certain favorable tax consequences to the option holder, provided that the stock acquired under the plan is held for a specified minimum period of time. Under FAS 123R, which became effective for us on January 1, 2006, options granted under the plan may be compensatory. During 2012 and 2013, we did not grant any options under the plan.

Digital Angel Corporation 2013 Stock Incentive Plan

On July 12, 2013, pursuant to the Exchange Agreement, a majority of our voting stockholders adopted resolutions by written consent approving the DAC 2013 Stock Plan under which employees, including officers and directors, and consultants may receive awards. The aggregate number of shares of the Company’s common stock that may be subject to awards under the 2013 Plan, subject to adjustment upon a change in capitalization, is 5.0 million shares. Such shares of common stock may be authorized, but unissued, or reacquired shares of common stock. Shares of common stock that were subject to Plan awards that expire or become unexercisable without having been exercised in full shall become available for future awards under the Plan. Awards under the 2013 Plan include incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock performance units, performance shares, cash awards and other stock based awards. The purposes of the 2013 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants, to promote the success of the Company’s business and to link participants’ directly to stockholder interests through increased stock ownership. The 2013 Plan became effective on October 18, 2013, upon effectiveness of the Reverse Stock Split. On October 18, 2013, the outstanding stock options under the three VAC’s stock plans were converted into options to acquire 2.6 million shares of VC’s common stock under the 2013 Plan and VAC’s three former stock plans were terminated.

Equity Compensation Plan Information

The following table presents information regarding options and rights outstanding under our compensation plans as of December 31, 2013:

	Equity Compensation Plan Information
Plan Category (1)	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price per share of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	2,624,356	$8.71	2,502,551	(2)
Equity compensation plans not approved by security holders (3)	3,958	207.28	--
Total	2,628,314	9.01	2,502,551

(1)  A narrative description of the material terms of our equity compensation plans is set forth in Note 7 to our condensed consolidated financial statements included elsewhere in this prospectus.

(2)  Includes 1,215 shares available for future issuance under our 1999 Employees Stock Purchase Plan.

(3)  We have made grants outside of our equity plans and have outstanding options exercisable for shares of our Common Stock. These options were granted as an inducement for employment or for the rendering of consulting services.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us regarding beneficial ownership of shares of our common stock as of February 5, 2014 by:

●	each of our directors;
●	each of our named executive officers;
●	all of our executive officers and directors as a group; and
●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting and investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of February 5, 2014 are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. To our knowledge, except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown opposite such person’s name. The percentage of beneficial ownership is based on 9,459,373 shares of our common stock outstanding as of February 5, 2014. Unless otherwise noted below, the address of the persons and entities listed in the table is c/o VeriTeQ Corporation, 220 Congress Park Drive, Suite 200, Delray Beach, Florida 33445.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (#)	Percent of Outstanding Shares (%)
Five Percent Stockholders:
Scott R. Silverman (1)	6,451,428	63%
SNC Holdings Corp. (2)	2,150,476	19%
Randolph K. Geissler (1)	1,505,883	15%
Named Executive Officers and Directors:
Scott R. Silverman (1)	6,451,428	63%
Randolph K. Geissler (1)	1,505,883	15%
Barry M. Edelstein (1)	169,713	2%
Michael E. Krawitz (1)	234,987	2%
Daniel E. Penni (1)	39,975	*
Shawn A. Wooden (1)	38,167	*
Executive Officers and Directors as a group (6 persons)	8,442,152	82%

* Represents less than 1%

(1)

This table includes shares of our common stock issuable upon the exercise of stock options or warrants that are currently exercisable or exercisable within sixty days of January 31, 2014, in accordance with Rule 13d-3(d) under the Exchange Act. The following directors and executive officers hold the number of exercisable warrants and/or options to purchase the number of shares set forth following their respective names: Scott Silverman — 770,564 options, Randolph Geissler — 87,465 warrants and 508,887 options, Barry Edelstein — 28,624 warrants and 40,500 options, Michael Krawitz — 76,334 options, Daniel Penni — 5,156 options, Shawn Wooden — 38,167 options; and all current directors and officers as a group — 1,555,696 (116,089 warrants and 1,439,609 options). Each of the officers and directors has dispositive power over the shares listed above.

(2)	Represents common stock issuable upon conversion of a promissory note.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2012, there has not been, and there is not currently proposed any transaction or series of similar transactions in which the amount involved exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years and in which any related person, including any director, executive officer, holder of more than 5% of our capital stock during such period, or entities affiliated with them, had a material interest, other than as described in the transactions set forth below.

Related Party Transactions

Shared Services Agreement with PSID

We entered into a shared services agreement, or the SSA, with PSID on January 11, 2012, pursuant to which PSID agreed to provide certain services, including administrative, rent, accounting, business development and marketing, to us in exchange for $30,000 per month. The SSA has also included working capital advances from time to time. The term of the SSA commenced on January 23, 2012. The first payment for such services was not payable until we received gross proceeds of a financing of at least $500,000. On June 25, 2012, the level of resources provided under the SSA was reduced and the agreement was amended, pursuant to which all amounts owed to PSID under the SSA as of May 31, 2012 were converted into approximately 2.3 million shares of VAC’s common stock valued at $0.2 million. In addition, effective June 1, 2012, the monthly charge for the shared services under the SSA was reduced from $30,000 to $12,000.

On August 28, 2012, the SSA was further amended to align with the level of services being provided, pursuant to which, effective September 1, 2012, the monthly charge for the shared services under the SSA was reduced from $12,000 to $5,000. On April 22, 2013, we and PSID entered into a non-binding letter agreement in which PSID agreed to provide up to an additional $60,000 of support during April and May 2013.

On July 8, 2013, we entered into a letter Agreement with PSID, or the July Letter Agreement, to amend certain terms of several agreements between PSID and us. The July Letter Agreement amended certain terms of the SSA entered into between PSID and us on January 11, 2012, as amended, the APA entered into on August 28, 2012, as amended, and the PSID Note dated January 11, 2012, in favor of PSID in the principal amount of $200,000. VC assumed the obligations under the PSID Note in connection with the Share Exchange as of the date of the July Letter Agreement. On November 8, 2013, we entered into a Letter Agreement, or the November Letter Agreement, with PSID which further amended the terms of the several agreements between PSID and us.

The July Letter Agreement, as modified by the November Letter Agreement, provides for:

(i)

At closing of a capital raise with cumulative gross proceeds of at least $3.0 million, $100,000 of the balance owed under the SSA shall be due within two business day after funding. Within thirty and sixty days after the initial $100,000 payment, we shall pay $50,000 each (total of an additional $100,000) and the balance of the outstanding amount shall be paid by 90 days after the initial $100,000 is paid. In the event any of the balance is unpaid at March 31, 2014, interest on the outstanding balance accrues at 10% per annum. If the initial $100,000 payment is made by March 31, 2014, no interest shall accrue so long as we comply with the payment schedule required.

(ii)

The elimination of minimum royalties payable to PSID under the APA in their entirety. In the event that royalty payments under the APA based on our attainment of certain sales levels are not at least $800,000 for the calendar year 2014, then we shall grant PSID Corporation a non-exclusive, perpetual, non-transferrable, world-wide, fully paid license to said patents.

(iii)

An amendment to the PSID Note, with a principal and interest balance of $228,000 on September 30, 2013, to provide that no interest will accrue on the PSID Note from July 8, 2013 to September 30, 2013 and to include a conversion feature under which the PSID Note may be repaid, at our option, in VC’s common stock in lieu of cash.

(iv)

VC will grant PSID a warrant to purchase 300,000 shares of common stock at an exercise price of $2.84. The warrants will be exercisable for a period of five years. The terms and form of warrant will be the same as those granted to certain investors, which are more fully discussed in Note 13.

In addition, pursuant to the terms of the July Letter Agreement, we have issued approximately 16,666 shares of common stock on October 10, 2013 in connection with the repayment of the PSID Note, and we have agreed to issue an additional 135,793 shares of common stock as soon as possible thereafter. These shares issued and to be issued by us to PSID will be issued in private placement in reliance upon the exemption from the registration requirements set forth in the Act provided for in Section 4(2) of the Securities Act, and Rule 506 of Regulation D promulgated by the SEC thereunder.

As of September 30, 2013 and December 31, 2012, we owed PSID $0.2 million and $0.1 million, respectively, for shared services and working capital advances.

In connection with the Financing, the PSID note was assigned by PSID to certain investors.

Investment from VeriTeQ Corporation’s Director

Following VC’s approval of the Exchange Agreement in June 2013, VAC approached VC for a small, short-term bridge loan or equity investment. In light of the many conditions to closing, VC’s board decided not to make the loan or investment. VC’s then interim chief executive officer and president and then chairman of VC’s board, Daniel E. Penni, agreed to make a $25,000 equity investment in VAC. As a result of such investment in June 2013, Mr. Penni owned shares of VAC’s common stock, which have been exchanged for 19,084 shares of VC’s common stock. Mr. Penni continues to serve as a member of VC’s board.

Notes Payable

During 2012, 2013 and January 2014, VC and VAC issued notes payable to certain directors, officers and a relative of a director as follows:

On October 12, 2012, VAC entered into a promissory note with its president, Randolph Geissler, and his business partner in the amount of $125,000. The note bore interest at 10% per annum and was convertible into VAC’s common stock. In connection with the note, Mr. Geissler and his partner received warrants to acquire shares of VAC’s common stock. The note was fully converted on June 1, 2013. As an inducement to conversion, additional warrants to acquired VC’s common stock were granted. All of the warrants issued in connection the note have been converted into warrants to acquire 79,513 shares of VC’s common stock at an exercise price of $1.57 per share.

On December 31, 2012, VAC entered into a promissory note with its director, Barry Edelstein, in the amount of $50,000. The note bore interest at 10% per annum and was convertible into VAC’s common stock. In connection with the note, Mr. Edelstein received warrants to acquire shares of VAC’s common stock. The note was fully converted on June 1, 2013. As an inducement to conversion, additional warrants to acquired VC’s common stock were granted. All of the warrants issued in connection the note have been converted into warrants to acquire 28,624 shares of VC’s common stock at an exercise price of $1.57 per share.

On December 31, 2012, VAC entered into a promissory note with a relative of its director, Barry Edelstein, in the amount of $100,000. The note bore interest at 10% per annum and was convertible into VAC’s common stock. In connection with the note, Mr. Edelstein’s relative received warrants to acquire shares of VAC’s common stock. The note was fully converted on June 1, 2013. As an inducement the conversion, additional warrants to acquired VC’s common stock were granted. All of the warrants issued in connection the note have been converted into warrants to acquire 57,250 shares of VC’s common stock at an exercise price of $1.57 per share.

On April 10, 2013, VAC entered into a promissory note with its president, Randolph Geissler and his business partner in the amount of $50,000. The note bore interest at 10% per annum was due on demand and was repaid on November 15, 2013. In connection with the note, Mr. Geissler and his partner received warrants to acquire shares of VAC’s common stock. The warrants were converted into warrants to acquire 95,415 shares of VC’s common stock at an exercise price of $1.31 per share.

On October 11, 2013, VAC entered into a promissory note with its CEO, Scott Silverman, in the principal amount of $80,000. The note bears interest at 5% per annum and is due on demand. On November 15, 2013, we made a partial repayment of $50,000 and on February 5, 2014 we made a partial payment of $25,000 leaving a balance of $5,000 outstanding.

On October 29, 2013, VC entered into a promissory note with its CEO, Scott Silverman, in the principal amount of $30,000. The note bears interest at 5% per annum and is due on demand.

On January 8, 2014, VC entered into a promissory note with its director, Michael Krawitz, in the principal amount of $60,000. The note bears interest at 5% per annum and is due on demand.

On January 15, 2014, VC entered into a promissory note with its president, Randolph Geissler, in the principal amount of $40,000. The note bears interest at 5% per annum and is due on demand.

 On January 15, 2014, VC entered into a promissory note with its CEO, Scott Silverman, in the principal amount of $60,000. The note bears interest at 5% per annum and is due on demand.

Director Independence

Currently, three members on our Board of Directors, Messrs. Krawitz, Edelstein and Wooden, are considered “independent” within the meaning of the listing standards of The Nasdaq Stock Market. Our other directors, Mr. Silverman and Mr. Penni, held or hold officer positions with us and accordingly they are not considered independent, even though Mr. Penni is not currently an employee or currently has any other relationship with us that would otherwise disqualify him as independent.

DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

Authorized Capital Stock

The authorized capital stock of the Company consists of, 50,000,000 shares of the common stock, par value $0.01, of which as of the date hereof, 9,459,373 shares are issued and outstanding, and 5,000,000 shares of preferred stock, par value $0.10, of which as of the date hereof, 500,000 shares have been designated as Series C Preferred Stock, of which none are currently issued and outstanding.

The following description of our common stock and preferred stock is a summary. It is not complete and is subject to and qualified in its entirety by our Second Amended and Restated Certificate of Incorporation, and Amended and Restated Bylaws, each as amended to date, and a copy of each of which has been incorporated as an exhibit to the registration statement of which this prospectus supplement forms a part.

Common Stock

As of February 5, 2014, there were 9,459,373 shares of our common stock outstanding and held of record by approximately 913 stockholders. The holders of our common stock are entitled to one vote for each share held of record on all matters properly submitted to a vote of the holders of common stock. Subject to the rights of the holders of one or more series of preferred stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of preferred stock, the election of directors is determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters are determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, our second amended and restated certificate of incorporation, our amended and restated by-laws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends and other distributions as may be declared by our board of directors, out of assets or funds legally available. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then-outstanding preferred stock.

Preferred Stock

Our certificate of incorporation contains provisions that permit our board of directors to issue, without any further vote or action by our stockholders, up to 5,000,000 shares of preferred stock in one or more series, and to fix the designations, powers, preferences and relative, participating, optional and other special rights, if any, of each such class or series and the qualifications, limitations and restrictions thereof, including dividend rights, conversion rights, voting rights, sinking-fund provisions, terms of redemption, liquidation preferences, preemption rights, and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and could have the effect of delaying, deferring or preventing a change in control of us.

Series C Preferred Stock

On July 12, 2013, we filed a certificate of designations of preferences, rights and limitations of Series C Preferred Stock with the Secretary of State of the State of Delaware and the number of shares so designated is 500,000, par value $0.10. The Series C Preferred Stock consisted of 500,000 authorized shares, 410,759 of which were issued and outstanding. The shares of Series C Preferred Stock, which were issued to VAC’s shareholders in connection with the Exchange Agreement, by their principal terms:

(a)

converted into a total of 8,215,184 VC Conversion Shares, constituting approximately 88% of the issued and outstanding shares of common stock of VC, following the Reverse Stock Split on October 18, 2013;

(b)	had the same voting rights as holders of VC’s common stock on an as-converted basis for any matters that are subject to stockholder vote;
(c)	were not entitled to any dividends; and
(d)	were to be treated pari passu with the common stock on liquidation, dissolution or winding up of VC.

Effective October 18, 2013, there were no shares of Series C Preferred Stock outstanding.

Anti-Takeover Provisions

Delaware Anti-Takeover Law

Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation that is a public company from engaging in any “business combination” (as defined below) with any “interested stockholder” (defined generally as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such entity or person) for a period of three years following the date that such stockholder became an interested stockholder, unless:

● before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

● upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned:

● by persons who are directors and also officers, and

● by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

● on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include:

●   any merger or consolidation involving the corporation and the interested stockholder;

●   any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●   subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●   any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●   the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

OTC Markets

Our common stock is quoted on the OTC Markets under the symbol “VTEQ.”

Registration Rights

In connection with the Purchase Agreement, we entered into the Registration Rights Agreement with the Investors pursuant to which we agreed to file a registration statement on Form S-1 with the SEC covering the resale of shares of our common stock issuable upon conversion of the Notes and upon exercise of the Warrants. Pursuant to the Registration Rights Agreement, we were required to file the initial registration statement by December 5, 2013 and to use our best efforts for the registration statement to be declared effective within 90 days of the Closing. We are required to register for resale 125% of the number of shares of the Company’s common stock issuable pursuant to the Notes, or 3,027,778 shares, and 125% of the number of shares of the Company’s common stock issuable pursuant to the Warrants, or 3,305,557 shares, for a total of 6,333,335 shares; or such lesser number of shares as required by the SEC. We are filing this Amendment No. 1 to the Registration Statement filed on December 5, 2013 to revise the number of shares being registered as required by the SEC. Therefore, we are currently registering 856,449 shares of our common stock issuable in connection with the Notes. We intend to file additional registration statement(s) to register the additional shares required to be registered in connection with the Notes and the shares underlying the Warrants, if and when, such additional shares become eligible for registration.

Transfer Agent

The transfer agent and registrar for our common stock is Registrar and Transfer Company, located at 10 Commerce Drive, Cranford, New Jersey 07016, and its telephone number is 800-368-5948.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Holland & Knight LLP, Ft. Lauderdale, Florida.

EXPERTS

The consolidated balance sheets of VeriTeQ Acquisition Corporation (a development stage company) as of December 31, 2012 and 2011 and the related consolidated statements of operations, stockholders’ deficit and cash flows for the year ended December 31, 2012, the period from December 14, 2011 (inception) to December 31, 2011 and the period from December 14, 2011 (inception) to December 31, 2012 have been audited by EisnerAmper LLP, independent registered public accounting firm, as stated in their report which is set forth herein, which report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern, in reliance on the report of such firm, given upon their authority of experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, with the SEC under the Securities Act with respect to our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, parts of which are omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. For further information pertaining to us and our common stock, we refer you to our registration statement and the exhibits thereto, copies of which may be inspected without charge at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Information concerning the operation of the SEC’s Public Reference Room is available by calling the SEC at 1-800-SEC-0330. Copies of all or any part of the registration statement may be obtained at prescribed rates from the SEC. The SEC also makes our filings available to the public on its Internet site (http://www.sec.gov). Quotations relating to our common stock appear on the OTC Markets, and such reports, proxy statements and other information concerning us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Such periodic reports, proxy and information statements and other information are available for inspection and copying at the public reference facilities and Internet site of the SEC referred to above.

Website Access to Information and Disclosure of Web Access to Company Reports

Our website address is: http://www.veriteqcorp.com. We make available free of charge through our website our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K, Forms 3, 4 and 5 and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the SEC.

INDEX TO FINANCIAL STATEMENTS

VERITEQ CORPORATION

Financial Statements (unaudited)

Condensed Consolidated Balance Sheets- As of September 30, 2013 and December 31, 2012	F-2

Condensed Consolidated Statements of Operations- Three-months ended September 30, 2013 and 2012	F-3

Condensed Consolidated Statements of Operations- Nine-months ended September 30, 2013 and 2012 and for the period from December 14, 2011 (Inception) to September 30, 2013	F-4

Condensed Consolidated Statements of Comprehensive Income (Loss)- Three-months and nine-months ended September 30, 2013 and 2012 and for the period from December 14, 2011 (Inception) to September 30, 2013

F-5

Condensed Consolidated Statements of Changes in Stockholders’ Deficit- Nine months ended September 30, 2013	F-6

Consolidated Statements of Cash Flows for the year ended December 31, 2012, the period from December 14, 2011 (Inception) to December 31, 2011 and the period from December 14, 2011 (Inception) to December 31, 2012

F-7

Notes to Condensed Consolidated Financial Statements	F-8

VERITEQ ACQUISITION CORPORATION

Report of Independent Registered Public Accounting Firm	F-29

Consolidated Balance Sheets as of December 31, 2012 and 2011	F-30

Consolidated Statements of Operations for the year ended December 31, 2012, the period from December 14, 2011 (Inception) to December 31, 2011 and the period from December 14, 2011 (Inception) to December 31, 2012

F-31

Consolidated Statements of Stockholders’ Deficit for the year ended December 31, 2012 and the period from December 14, 2011 (Inception) to December 31, 2011	F-32

Consolidated Statements of Cash Flows for the year ended December 31, 2012, the period from December 14, 2011 (Inception) to December 31, 2011 and the period from December 14, 2011 (Inception) to December 31, 2012

F-33

Notes to Consolidated Financial Statements	F-34

PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Unaudited Pro Forma Condensed Combined Statements of Operations for the nine-months ended September 30, 2013 and for the year ended December 31, 2012	F-51

VERITEQ CORPORATION AND SUBSIDIARIES

(A Development Stage Company)

Condensed Consolidated Balance Sheets

(in thousands, except par value)

	September 30,	December 31,
	2013	2012
	(unaudited)
ASSETS
Current assets:
Cash	$130	$183
Short-term investment, available-for-sale	184	—
Other receivable	168	—
Other current assets	33	—
Total current assets	515	183

Property and equipment, net	1	—
Other assets	45	—
Intangible assets, net	7,166	7,612
Total assets	$7,727	$7,795

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Notes payable, net of discounts (including $250 and $232 to related parties, respectively)	$250	$326
Accounts payable	628	82
Accrued expenses (including $1,216 and $724 to related parties, respectively)	2,113	1,072
Liability to related party under shared services agreement	211	138
Total current liabilities	3,202	1,618

Commitments and contingencies
Note payable to related party, net of discount	—	78
Subordinated convertible debt with an embedded convertible option, at fair value	5,833	2,137
Estimated royalty obligations	3,965	4,000
Total liabilities	13,000	7,833

Stockholders’ deficit:
Preferred Stock ($10 par value; shares authorized 5,000; shares issued and outstanding, 411 and 0, respectively)	4,108	—
Common shares ($.01 par value; shares authorized 50,000; shares issued and outstanding, 1,071 and 7,021, respectively)	11	70
Additional paid-in-capital	643	1,515
Accumulated deficit during the development stage	(9,981)	(1,623)
Accumulated other comprehensive loss	(54)	—
Total stockholders’ deficit	(5,273)	(38)
Total liabilities and stockholders’ deficit	$7,727	$7,795

See the accompanying notes to condensed consolidated financial statements.

VERITEQ CORPORATION AND SUBSIDIARIES

(A Development Stage Company)

Condensed Consolidated Statements of Operations (Unaudited)

 (in thousands, except per share data)

	For the Three- Months Ended September 30, 2013	For the Three- Months Ended September 30, 2012
Operating Expenses:

Selling, general and administrative expenses	$1,625	$543
Depreciation and amortization expense	149	45
Total operating expenses	1,774	588
Change in the fair value of the subordinated convertible debt	3,696	—
Interest expense	36	9

Loss before income taxes	(5,506)	(597)
Benefit for income taxes	—	157

Net loss	$(5,506)	$(440)

Net loss per common share — basic and diluted	$(0.60)	$(0.06)

Weighted average number of common shares outstanding — basic and diluted	9,190	7,021

See the accompanying notes to condensed consolidated financial statements.

VERITEQ CORPORATION AND SUBSIDIARIES

(A Development Stage Company)

Condensed Consolidated Statements of Operations (Unaudited)

 (in thousands, except per share data)

	For the Nine- Months Ended September 30, 2013	For the Nine- Months Ended September 30, 2012	From December 14, 2011 (Inception) to September 30, 2013
Operating Expenses:

Selling, general and administrative expenses	$3,734	$1,155	$5,816
Depreciation and amortization expense	446	129	654
Total operating expenses	4,180	1,284	6,470
Change in the fair value of the subordinated convertible debt	3,696	—	3,696
Interest expense	482	22	615

Loss before income taxes	(8,358)	(1,306)	(10,781)
Benefit for income taxes	—	431	800

Net loss	$(8,358)	$(875)	$(9,981)

Net loss per common share — basic and diluted	$(1.00)	$(0.14)	—

Weighted average number of common shares outstanding — basic and diluted	8,342	6,363	—

See the accompanying notes to condensed consolidated financial statements.

VERITEQ CORPORATION AND SUBSIDIARIES

(A Development Stage Company)

Condensed Consolidated Statements of Comprehensive Loss (Unaudited)

(in thousands)

	Three-Months Ended September 30,		Nine-Months Ended September 30,		From December 14, 2011 (Inception) to September 30, 2013
	2013	2012	2013	2012
Net loss	$(5,506)	$(440)	$(8,358)	$(875)	$(9,981)
Other comprehensive loss, net of tax:
Unrealized loss on short-term investments, available-for-sale	(54)	—	(54)	—	(54)
Comprehensive loss	$(5,560)	$(440)	$(8,412)	$(875)	$(10,035)

See the accompanying notes to condensed consolidated financial statements.

VERITEQ CORPORATION AND SUBSIDIARIES

(A Development Stage Company)

Condensed Consolidated Statement of Changes in Stockholders’ Deficit (Unaudited)

For the Nine-Months Ended September 30, 2013

(in thousands)

	Preferred Stock		Common Stock		Additional Paid-in-	Accumulated	Accumulated Other Comprehensive	Total Stockholders’
	Number	Amount	Number	Amount	Capital	Deficit	(Loss) Income	Deficit

Balance, December 31, 2012	—	$—	7,021	$70	$1,515	$(1,623)	$—	$(38)
Net loss	—	—	—	—	—	(8,358)	—	(8,358)
Issuance of restricted stock for compensation, January 2013			859	9	(9)	—	—	—
Issuance of common stock and warrants for note conversion, March 2013	—	—	95	1	194	—	—	195
Issuance of warrants in connection with note payable, April 2013	—	—	—	—	35	—	—	35
Issuance of common stock and warrants for note conversion, June 2013	—	—	221	2	439	—	—	441
Issuance of common stock to investor, June 2013	—	—	19	—	25	—	—	25
Acquisition of VeriTeQ Corporation (f/k/a Digital Angel Corporation) common stock, July 2013	—	—	1,029	10	925	—	—	935
Issuance of Series C Preferred Stock to VeriTeQ shareholders in exchange for their common stock, July 2013	411	4,108	(8,215)	(82)	(4,026)	—	—	—
Issuance of common stock for investment advisory services, July 2013	—	—	42	1	62	—	—	63
Share-based compensation	—	—	—	—	1,483	—	—	1,483
Unrealized loss on short-term investments, available-for-sale	—	—	—	—	—	—	(54)	(54)

Balance, September 30, 2013	411	$4,108	1,071	$11	$643	$(9,981)	$(54)	$(5,273)

See the accompanying notes to condensed consolidated financial statements.

For changes in the Statement of Changes in Stockholder’s Deficit from December 14, 2011 (inception) to December 31, 2012, refer to the audited financial statements for the year ended December 31, 2012 included in this Form S-1.

VERITEQ CORPORATION AND SUBSIDIARIES

(A Development Stage Company)

Condensed Consolidated Statements of Cash Flows (Unaudited)

 (in thousands)

	For the Nine- Months Ended September 30, 2013	For the Nine- Months Ended September 30, 2012	From December 14, 2011 (Inception) to September 30, 2013

Cash flows from operating activities:

Net loss	$(8,358)	$(875)	$(9,981)
Adjustments to reconcile net loss to net cash used in operating activities:
Share based compensation	1,483	143	1,837
Depreciation and amortization	446	129	654
Non-cash interest expense	447	14	565
Change in fair value of subordinated convertible debt	3,696	—	3,696
Deferred income tax benefit	—	(431)	(800)
Issuance of common stock for investment advisory services	63	—	63
Change in other receivable	27	—	27
Change in other current assets	11	—	11
Change in accounts payable, accrued expenses and liability under shared services agreement	1,249	876	2,680
Net cash used in operating activities	(936)	(144)	(1,248)

Cash flows from investing activities:
Change in other assets	(10)	—	(10)
Cash acquired from acquisition of VeriTeQ Corporation (f/k/a Digital Angel Corporation)	818	—	818
Net cash provided by investing activities	808	—	808

Cash flows from financing activities:
Proceeds from the issuances of notes payable and warrants	50	125	450
Proceeds from the issuance of common stock to investors	25	80	105
Proceeds from the issuance of common stock and warrants to investor	—	15	15
Net cash provided by financing activities	75	220	570

Net (decrease) increase in cash	(53)	76	130
Cash --- Beginning of period	183	—	—
Cash — End of period	$130	$76	$130

Supplemental disclosure of cash flow information:
Interest paid	—	—	—
Income taxes paid	—	—	—

See the accompanying notes to consolidated financial statements.

 VERITEQ CORPORATION AND SUBSIDIARIES

(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (unaudited)

1. Organization and Summary of Significant Accounting Policies

These unaudited condensed consolidated financial statements and notes thereto, include the financial statements of VeriTeQ Corporation (“VC”), formerly known as Digital Angel Corporation, and its wholly-owned subsidiary, VeriTeQ Acquisition Corporation (“VAC”), a Florida corporation formed on December 14, 2011. VC became the legal acquirer of VAC and VAC became the accounting acquirer of VC pursuant to the terms of a share exchange agreement (the “Exchange Agreement”), as more fully discussed below. In January 2012, VAC acquired all of the outstanding stock of PositiveID Animal Health Corporation, a Florida corporation, from PositiveID Corporation (“PSID”), a related party. In December 2012, VAC formed a subsidiary, VTQ IP Holding Corporation, a Delaware corporation. VC, VAC and VAC’s subsidiaries are referred to together as, “VeriTeQ,” “the Company,” “we,” “our,” and “us”. Our business consists of ongoing efforts to provide implantable medical device identification and radiation dose measurement technologies to the healthcare industry.

The accompanying condensed consolidated financial statements of the Company have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“GAAP”) and with the instructions to Form 10-Q and Article 8 of Regulation S-X under the Securities Exchange Act of 1934, as amended. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The interim financial information in this report has not been audited. In the opinion of the Company’s management, all adjustments (consisting of normal recurring adjustments) considered necessary for fair financial statement presentation have been made. Results of operations reported for interim periods may not be indicative of the results for the entire year. These condensed consolidated financial statements and notes should be read in conjunction with the consolidated financial statements and notes for the year ended December 31, 2012 included in our Definitive Schedule 14-C filed with the Securities and Exchange Commission (“SEC”) on September 24, 2013.

Share Exchange Agreement and Reverse Stock Split

On June 24, 2013, VAC and its stockholders entered in the Exchange Agreement with VC and the closing of the transaction (the “VeriTeQ Transaction”) took place on July 8, 2013 (the “Closing Date”). Pursuant to the terms of the Exchange Agreement, VAC exchanged all of its issued and outstanding shares of common stock for 4,107,592 shares of VC’s Series B Convertible Preferred Stock (the “Series B Preferred Stock”). On July 10, 2013, VC realized that it incorrectly issued the Series B Preferred Stock and as result, on July 12, 2013, it exchanged the Series B Preferred Stock for 410,759 shares of its newly created Series C convertible preferred stock, par value $10.00 (the “Series C Preferred Stock”). The terms of the Series C Preferred Stock are substantially similar to the Series B Preferred Stock, including the aggregate number of shares of common stock into which the Series C Preferred Stock was convertible. Each share of Series C Preferred Stock was convertible into twenty shares of VC’s common stock, par value $0.01 per share (the “Conversion Shares”), automatically upon the effectiveness of the Reverse Stock Split (defined below) on October 18, 2013 (such transaction is sometimes referred to herein as the “Share Exchange”).

In addition, all outstanding stock options to purchase shares of VAC’s common stock, whether or not exercisable or vested, converted into options to acquire shares of VC’s common stock (the “Substitute Options”), and all outstanding warrants to purchase shares of VAC’s common stock converted into warrants to purchase shares of VC’s common stock (the “Converted Warrants”). As a result of the Share Exchange and the issuance of the Substitute Options and the Converted Warrants, VAC became a wholly-owned subsidiary of VC, and VAC’s shareholders owned on July 12, 2013 approximately 91% of VC’s common stock, on an as converted, fully diluted basis (including outstanding stock options and warrants).

Based on the terms of the transaction, VAC was the accounting acquirer and as a result VAC’s operating results became the historical operating results of the Company. In addition, VAC’s common stock has been presented as if it was converted into shares of VC’s common stock at the beginning of the periods presented herein and based on the exchange ratio under the terms of the Exchange Agreement, which was .19083. The exchange ratio took into consideration the Reverse Stock Split, which is more fully discussed below.

VERITEQ CORPORATION AND SUBSIDIARIES

 (A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

The Series C Preferred Stock consisted of 500,000 authorized shares, 410,759 of which were issued and outstanding on September 30, 2013. The shares of Series C Preferred Stock issued to VAC’s shareholders in connection with the Share Exchange, by their principal terms:

(a)

converted into a total of 8,215,184 Conversion Shares, constituting approximately 88% of the issued and outstanding shares of common stock of VC, following the Reverse Stock Split on October 18, 2013 (as more fully discussed below);

(b)	had the same voting rights as holders of VC’s common stock on an as-converted basis for any matters that are subject to stockholder vote;
(c)	were not entitled to any dividends; and
(d)	were to be treated pari passu with the common stock on liquidation, dissolution or winding up of VC.

On July 12, 2013, VC obtained approval from a majority of its shareholders for and to effect a one for thirty (1:30) reverse stock split (the “Reverse Stock Split”). On October 18, 2013, VC filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware to effect the Reverse Stock Split. The Reverse Stock Split became effective on October 18, 2013. The Reverse Stock Split caused the total number of shares of common stock outstanding, including the shares underlying the Series C Preferred Stock, to equal 9,302,674 shares of VC common stock based on the shares outstanding on October 18, 2013. The Reverse Stock Split did not affect the number of shares of VC’s authorized common stock, which remain at 50 million shares.

As a result of the Reverse Stock Split, all share information in this Current Report has been restated to reflect the Reverse Stock Split as if it had occurred at the beginning of the periods presented, where appropriate.

In connection with the Share Exchange, Digital Angel Corporation changed its name to VeriTeQ Corporation effective October 18, 2013.

On July 12, 2013, pursuant to the Exchange Agreement, a majority of VC’s voting stockholders adopted resolutions by written consent approving the Digital Angel Corporation 2013 Stock Incentive Plan (the “DAC 2013 Stock Plan”), under which employees, including officers and directors, and consultants may receive awards. The Plan became effective on October 18, 2013.

The Company is in the development stage as defined by Accounting Standards Codification subtopic 915-10 Development Stage Entities ("ASC 915-10") and its success depends on its ability to obtain financing and realize its marketing efforts. To date, the Company has not generated sales revenues, has incurred expenses and has sustained losses. Consequently, its operations are subject to all the risks inherent in the establishment of a new business enterprise. For the period from December 14, 2011 (Inception) through September 30, 2013, the Company has accumulated losses of approximately $10 million.

Summary of Significant Accounting Policies

Principles of Consolidation

The financial statements include our accounts and the accounts of our subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Presentation and Going Concern

The accompanying financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. We are in the development stage, have incurred operating losses since our inception and have a working capital deficit. These factors raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from this uncertainty.

Our goal is to achieve profitability and to generate positive cash flows from operations. Our capital requirements depend on a variety of factors, including but not limited to, the cash that will be required to grow our business operations and to service our debt. Failure to raise capital to fund our operations and to generate positive cash flow from such operations will have a material adverse effect on our financial condition, results of operations and cash flows.

VERITEQ CORPORATION AND SUBSIDIARIES

 (A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States of America (“U.S.”) requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on the knowledge of current events and actions we may undertake in the future, they may ultimately differ from actual results. Included in these estimates are assumptions used in determining the lives of long-lived assets, in Black-Scholes-Merton (“BSM”) valuation models in estimating the fair value of stock-based compensation, promissory note with an embedded convertible option and royalty obligations and in determining valuation allowances for deferred tax assets, among others.

Concentration of Credit Risk

We maintained our domestic cash in two financial institutions during the nine-months ended September 30, 2013. Balances were insured up to Federal Deposit Insurance Corporation limits of $250,000 per institution. At times, cash balances may exceed the federally insured limits.

Stock-Based Compensation

At September 30, 2013, we had seven stock-based employee compensation plans, and on July 8, 2013 in connection with the Exchange Agreement, we established the DAC 2013 Stock Plan, which became effective on October 18, 2013, upon effectiveness of the Reverse Stock Split. On October 18, 2013, the outstanding stock options under the three VAC’s stock plans were converted into options to acquire VC’s common stock under the DAC 2013 Stock Plan and VAC’s three former stock plans were terminated. In accordance with the Compensation – Stock Compensation Topic of the Codification, awards granted are valued at fair value and compensation cost is recognized on a straight line basis over the service period of each award.

Income Taxes

We adopted Accounting Standards Codification subtopic 740-10, Income Taxes ("ASC 740-10") which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes consist primarily of timing differences such as amortization of intangible assets, deferred officers' compensation and stock-based compensation. A valuation allowance is provided against net deferred tax assets where we determine realization is not currently judged to be more likely than not. We recognize and measure uncertain tax positions through a two-step process in accordance with the Income Taxes Topic of the Codification. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. Accordingly, we report a liability for unrecognized tax benefits resulting from the uncertain tax positions taken or expected to be taken in a tax return and recognize interest and penalties, if any, related to uncertain tax positions in income tax expense.

Loss Per Common Share and Common Share Equivalent

Basic and diluted loss per common share has been computed by dividing the loss by the weighted average number of common shares outstanding, and the Series C preferred shares which are automatically convertible into common shares on the effectiveness of the Reverse Split, for the period. Since we have incurred losses attributable to common stockholders, diluted loss per common share has not been computed by giving effect to all potentially dilutive common shares that were outstanding during the period. Dilutive common shares consist of incremental shares issuable upon exercise of stock options, warrants and convertible notes payable to the extent that the average fair value of our common stock for each period is greater than the exercise/conversion price of the derivative securities.

VERITEQ CORPORATION AND SUBSIDIARIES

 (A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

Impact of Recently Issued Accounting Standards

From time to time, the Financial Accounting Standards Board (“FASB”) or other standards setting bodies will issue new accounting pronouncements. Updates to the FASB Accounting Standards Codification (“ASC” or “Codification”) are communicated through issuance of an Accounting Standards Update (“ASU”).

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, an amendment to FASB ASC Topic 220. The update requires disclosure of amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present either on the face of the statement of operations or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts not reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This ASU is effective prospectively for our fiscal years, and interim periods within those years beginning after December 15, 2012. We do not have other comprehensive income or loss and believe the adoption of this will not have a material impact on our financial statements.

In July 2013, ASU ("2013-11"), Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists - a consensus of the FASB Emerging Issues Task Force, was issued to eliminate diversity in practice. ASU 2013-11 requires that companies net their unrecognized tax benefits against all same-jurisdiction net operating losses or tax credit carryforwards that would be used to settle the position with a tax authority. This new guidance is effective prospectively for annual reporting periods beginning on or after December 15, 2013 and interim periods therein. The adoption of ASU 2013-11 will not have a material effect on our consolidated financial statements because it aligns with our historical presentation.

2. Acquisitions

Acquisition	Dates Acquired	Acquisition Price	Intangible Assets Acquired	Description of Assets
(in thousands)
PositiveID Animal Health Corporation	1/11/12	$1,200	$1,200	Implantable RFID medical device technologies
Bio Sensor patents from PSID	8/28/12	—	—	Assignment of bio sensor patents
Asset Purchase Agreement from SNC Holding Corp.	12/3/12	$5,820	$5,820	Radiation dose monitoring technology for healthcare industry
VeriTeQ Corporation	7/08/13	$935	$—	Cash, marketable securities and receivables, among others

PositiveID Animal Health Corporation acquired by VeriTeQ Acquisition Corporation

On January 11, 2012, VAC entered into a stock purchase agreement with PSID to acquire the outstanding stock of PSID’s wholly-owned subsidiary, PositiveID Animal Health Corporation (“PAH”). Our chairman and chief executive officer is the former chairman and chief executive officer of PSID. In addition, the current chairman and chief executive officer of PSID was a member of our board of directors until July 8, 2013.

Under the terms of the stock purchase agreement, VAC: (i) exchanged 0.8 million shares of its common stock, valued at approximately $0.3 million for the 5.0 million shares of outstanding stock of PAH; (ii) assumed the obligations under outstanding common stock options to acquire 6.9 million shares of PAH, which it converted into stock options to acquire 6.9 million shares of VAC’s common stock and on October 18, 2013, converted into approximately 1.3 million shares of VC’s common stock; (iii) issued a promissory note payable to PSID in the principal amount of $0.2 million with a stated interest rate of 5% per annum (the “PSID Note”); (iv) assumed obligations under an existing development and supply agreement ; and (v) agreed to make royalty payments to PSID as more fully discussed below. VAC recorded a discount on the PSID Note of $60 thousand using a discount rate of approximately 11.9%. The stock options assumed, which have an exercise price of $0.05 per share, after conversion into VC stock, were valued at $0.5 million based on the BSM valuation model using the following assumptions: expected term of 8.2 years, expected volatility of 126%, risk-free interest rate of 1.50%, and expected dividend yield of 0%.

VERITEQ CORPORATION AND SUBSIDIARIES

 (A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

In connection with the acquisition, VAC entered into a license agreement with PSID (the “Original License Agreement”) which granted it a non-exclusive, perpetual, non-transferable, license to utilize PSID’s bio sensor implantable radio frequency identification (RFID) device that is protected under United States Patent No. 7,125,382, “Embedded Bio Sensor System” (the “Patent”) for the purpose of designing and constructing, using, selling and offering to sell products or services related to its business, but excluding the GlucoChip or any product or application involving blood glucose detection or diabetes management. Pursuant to the Original License Agreement, PSID was to receive royalties in the amount of 10% on all gross revenues arising out of or relating to VAC’s sale of products, whether by license or otherwise, specifically relating to the Patent, and a royalty of 20% on gross revenues that are generated under a development and supply agreement between PSID and Medical Components, Inc. (“Medcomp”) dated April 2, 2009. The total cumulative royalty payments under the agreement with Medcomp will not exceed $0.6 million.

On June 26, 2012, the Original License Agreement was amended pursuant to which the license was converted from a non-exclusive license to an exclusive license, subject to VAC meeting certain minimum royalty requirements as follows: 2013 - $0.4 million; 2014 - $0.8 million; and 2015 and thereafter - $1.6 million.

The total purchase price of PAH was allocated as follows (in thousands):

Intangible Assets:
Technology	$1,500
Customer relationship	500
Deferred tax liability	(800)
Net	$1,200

VAC paid for this acquisition as follows:

0.8 million shares of common stock issued and assumption of PAH options	$760
Estimated royalty obligations	300
Promissory note, net	140
$1,200

Based on our current estimates of the amount of royalty payments that we expect to pay under the MedComp agreement at the date of acquisition, we have accrued $0.3 million.

In determining the purchase price for PAH, VAC considered various factors including: (i) projected revenue streams from the assets acquired; (ii) the potential revenue stream from the existing customer relationship; and (iii) the opportunity for expanded research and development of the product offerings and the potential for new product offerings.

PAH had no business operations or process prior to the acquisition, and, accordingly, the acquisition was treated as an acquisition of assets and unaudited pro forma results of operations for the nine-months ended September 30, 2012 are not presented. The assets acquired and consideration paid are recorded at their fair value on the date of the acquisition.

See Note 10 for a discussion of a shared services agreement between VAC and PSID.

Bio Sensor Patents acquired by VeriTeQ Acquisition Corporation

On August 28, 2012, VAC entered into an Asset Purchase Agreement (the “APA”) with PSID, whereby it purchased all of the intellectual property, including patents and patents pending, related to the PSID’s embedded bio sensor portfolio of intellectual property. Under the APA, PSID is to receive royalties in the amount of ten percent (10%) on all gross revenues arising out of or relating to VAC’s sale of products, whether by license or otherwise, specifically relating to the embedded bio sensor intellectual property, to be calculated quarterly with royalty payments due within 30 days of each quarter end. Minimum royalty requirements, which were to begin in 2013 and thereafter through the remaining life of any of the patents and patents pending, were identical to the minimum royalties due under the Original License Agreement, as amended.

VERITEQ CORPORATION AND SUBSIDIARIES

 (A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

Simultaneously with the APA, VAC entered into a license agreement with PSID granting PSID an exclusive, perpetual, transferable, worldwide and royalty-free license to the patent and patents pending that are a component of the GlucoChip in the fields of blood glucose monitoring and diabetes management. In connection with the APA, the Original License Agreement, as amended June 26, 2012, was terminated. Also on August 28, 2012, the PSID Security Agreement was amended, pursuant to which the assets sold by PSID to VAC under the APA and the related royalty payments were added as collateral under the PSID Security Agreement.

We had no plans to develop or commercialize the Bio Sensor patents, and therefore, no value was ascribed to these patents. Further, we are not aware of a buyer or licensor for these patents.

On July 8, 2013, we entered into a letter agreement with PSID, which modified the terms of the royalty payments due to PSID under the APA, and on November 8, 2013, we amended the July 8, 2013 letter agreement, as more fully discussed in Note 10.

VeriTeQ Acquisition Corporation Asset Purchase Agreement with SNC Holding Corp.

In December 2012, VAC entered into an asset purchase agreement and a royalty agreement with SNC Holding Corp. wherein VAC acquired various technology and trademarks related to its radiation dose measurement technology. Under the terms of the agreements, VAC issued a non-interest bearing secured subordinated convertible promissory note, in the principal amount of $3.3 million and agreed to make royalty payments based on a percentage of revenue earned from the technology acquired. In addition, under the terms of sublicense agreement related to the technology, VAC made a $20 thousand sublicense payment in February 2013 and agreed to make minimum sublicense payments aggregating $0.2 million over the period from June 2014 to March 2017. The promissory note is convertible into one-third of the beneficial stock ownership of VC held by our CEO, or approximately 2.2 million shares at September 30, 2013. The promissory note was recorded at its initial estimated fair value of approximately $2.1 million and is being re-valued at each reporting period with changes in the fair value recorded as other expense/income (see Notes 5 and 6 for a further discussion of the current fair value of the promissory note). The total purchase price, including estimated royalty obligations of $3.7 million, was approximately $5.8 million. In connection with the asset purchase agreement with SNC Holding Corp., VAC entered into a security agreement whereby certain intellectual property purchased thereunder, including intellectual property related to its dosimeter products, would revert to SNC Holding Corp. in the event of: (i) a default under the promissory note; (ii) failure to pay the minimum royalty obligations; (iii) failure to perform its obligations with respect to commercializing the intellectual property acquired; or (iv) the occurrence of an unauthorized issuance as defined in the agreement. The unamortized balance of the intellectual property related to our dosimeter products that would revert to SNC Holdings Corporation was $5.5 million as of September 30, 2013.

The total purchase price of the assets acquired was allocated as follows (in thousands):

Intangible Assets:
Technology	$5,370
Trademarks	450
Total	$5,820

VAC paid for this acquisition as follows:

Estimated royalty obligations	$3,700
Note at fair value	2,100
Assumption of liabilities	20
Total	$5,820

The estimated fair value of the acquired intangible assets as presented above were determined using discounted cash flow methodology as more fully discussed in Note 3. The assets acquired and consideration paid are recorded at their fair value on the date of acquisition.

VERITEQ CORPORATION AND SUBSIDIARIES

 (A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

Acquisition of VeriTeQ Corporation under Share Exchange Agreement

Given VAC’s former shareholders’ ownership in VC, as a result of the Exchange Agreement, VAC was considered to be the acquirer for accounting purposes and the transaction was accounted for as a reverse acquisition of VC by VAC under the accounting rules for business combinations. Accordingly, the accompanying unaudited condensed consolidated financial statements reflect VC’s assets and liabilities at fair value to the extent they are deemed to have been acquired for accounting purposes and VC has established a new basis for its assets and liabilities based upon the fair values thereof and the value of VC’s shares outstanding on July 8, 2013, the closing date. The value of VC’s common stock was calculated based on the closing price of VC’s common stock on July 8, 2013, which was $0.90 per share on a post reverse stock split basis. The value of VC’s outstanding stock options was based on the closing price of VC’s common stock on July 8, 2013 and using the BSM valuation model using the following assumptions: expected term of 2.6 years, expected volatility of 106.6%, risk-free interest rate of 0.62%, and expected dividend yield of 0%.

In addition, the Exchange Agreement created a new measurement date for the valuation of the options to acquire shares of VAC’s common stock, which were converted into options to acquire shares of VC’s common stock. The new measurement date was the closing date of the transaction which was July 8, 2013. This new measurement did not result in a non-cash compensation charge because the value of the modified options did not exceed the value of the options before the modification.

Total Purchase Price was calculated as follows (in thousands, except per share amount):

Value of VC’s common stock outstanding on July 8, 2013 (1,029 shares @ $.90 per share)	$926
Value of VC’s stock options outstanding on July 8, 2013	9
Total	$935

The total purchase price of the VC assets acquired and liabilities assumed was allocated was follows (in thousands):

Assets purchased:
Cash	$818
Marketable securities	239
Current portion of other receivable	168
Prepaid and other assets	47
Fixed assets	1
Other assets	60
Total	$1,333
Liabilities assumed:
Accounts payable	$72
Accrued expenses	326
Total	$398

Net Assets Acquired	$935

Included in the unaudited condensed consolidated statement of operations for the three and nine months ended September 30, 2013 is $0.8 million of net losses for VC acquired on July 8, 2013.

The results of VC have been included in the unaudited Condensed Consolidated Statements of Operations since July 8, 2013, the date of acquisition. Unaudited pro forma results of operations for the three and nine-months ended September 30, 2013 and 2012 are included below. Such pro forma information assumes that the above acquisitions had occurred as of January 1, 2012. This summary is not necessarily indicative of what our result of operations would have been had VC been a combined entity during such periods, nor does it purport to represent results of operations for any future periods.

VERITEQ CORPORATION AND SUBSIDIARIES

 (A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

(In thousands, except per share amounts)	Three-Months Ended September 30, 2013	Three-Months Ended September 30, 2012	Nine-Months Ended September 30, 2013	Nine-Months Ended September 30, 2012
Net operating revenue	$—	$—	$—	$—
Net loss	$(5,526)	$(1,042)	$(8,734)	$(2,837)
Net loss per common share – basic and diluted	$(0.60)	$(0.13)	$(0.96)	$(0.38)

3. Intangible Assets

Intangibles and other assets consist of the following:

	September 30, 2013	December 31, 2012	Lives (in years)
	(in thousands)	(in thousands)
Technology, net of accumulated amortization of $504 and $136	$6,366	$6,734	14
Customer relationship, net of accumulated amortization of $123 and $69	377	431	7
Trademarks, net of accumulated amortization of $27 and $3	423	447	14
	$7,166	$7,612

Amortization of intangibles charged against income amounted to $0.1 million and $45 thousand for the three-months ended September 30, 2013 and 2012, respectively, and $0.4 million and $0.1 million for the nine-months ended September 30, 2013 and 2012, respectively.

The estimated fair value of the acquired intangible assets of the acquisitions discussed in Note 2 were determined on the basis of patents and other proprietary rights for technologies, contract lives and estimated revenue, customer relationship and other factors related to forecasted results, and using discounted cash flow methodology using discount rates ranging from 25% to 45%. Under this method, we estimated the cash flows that each of these intangible assets are expected to generate over the course of their expected economic lives. Actual cash flows may differ significantly from these estimates. The expected economic lives of these intangible assets were determined based upon the expected use of the asset, the ability to extend or renew patents and other contractual provisions associated with the asset, the estimated average life of the associated products, the stability of the industry, expected changes in and replacement value of distribution networks, and other factors deemed appropriate.

4. Accrued Expenses

The following table summarizes the significant components of accrued expenses:

	September 30, 2013	December 31, 2012
	(in thousands)
Accrued payroll and payroll related	$1,251	$709
Accrued legal	434	291
Accrued other expenses	428	72
Total accrued expenses	$2,113	$1,072

VERITEQ CORPORATION AND SUBSIDIARIES

 (A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

5. Notes Payable

Notes payable and long-term debt consists of the following (in thousands):

	September 30, 2013	December 31, 2012
	(in thousands)
PSID Note for $200 dated January 11, 2012, bears interest at 5% per annum, net of discount of $0 and $43 was originally payable in monthly installments beginning January 11, 2013 through December 11, 2014. Note was amended in July 2013 to allow for conversion into common stock and extend payment terms.(1)	$200	$157

Demand note issued April 10, 2013, bears interest at 10% per annum, due on demand beginning June 1, 2013. Note was issued with warrants to acquire 95 shares of common stock with an exercise price of $1.31 per share. (1) (2)	50	—

Convertible term note for $125 issued September 25, 2012 net of discount of $31, bears interest at 10% per annum, is convertible into shares of common stock at $1.57 per share and matures on March 31, 2013. Note was issued with warrants to acquire 40 shares of common stock with an exercise price of $1.57 per share. Note was converted into common stock in March 2013. An additional 40 warrants with an exercise price of $1.57 per share were granted in March 2013 as an inducement to the conversion.(2)	—	94

Convertible term note for $125 issued October 12, 2012, net of discount of $39, bears interest at 10% per annum, is convertible into shares of common stock at $1.57 per shares and matures April 10, 2013. Note was issued with warrants to acquire 40 shares of common stock with an exercise price of $1.57 per share. Note was converted into common stock in June 2013. An additional 40 warrants with an exercise price of $1.57 per share were granted in June 2013 as an inducement to the conversion.(1)(2)	—	86

Convertible term note for $100 issued December 31, 2012, net of discount of $55, bears interest at 10% per annum, is convertible into shares of common stock at $1.57 per share and matures June 30, 2013. Note was issued with warrants to acquire 29 shares of common stock with an exercise price of $1.57 per share. Note was converted into common stock in June 2013. An additional 29 warrants with an exercise price of $1.57 per share were granted in June 2013 as an inducement to the conversion.(1) (2)	—	45

Convertible term note for $50 issued December 31, 2012, net of discount of $28, bears interest at 10% per annum, is convertible into shares of common stock at $1.57 per shares and matures June 30, 2013. Note was issued with warrants to acquire 14 shares of common stock with an exercise price of $1.57 per share. Note was converted into common stock in June 2013. An additional 14 warrants with an exercise price of $1.57 per share were granted in June 2013 as an inducement to the conversion.(1) (2)	—	22

Total notes payable	250	404
Less: Current maturities	250	326

Note payable long-term	$—	$78

Subordinated Convertible Note Payable elected at fair value:

Non-interest bearing subordinated convertible note payable with a principal amount of $3,300 dated December 3, 2012. Note is convertible into common stock equal to 1/3 of the shares beneficially held by the CEO on the date of conversion. Note was amended in July 2013 to extend the maturity date to June 2015. The note was recorded at its fair value and will be revalued at each reporting period with changes in the fair value recorded as other expense/income.	$5,833	$2,137

(1) These notes have been issued to related parties. See Note 10.

(2) The warrants are more fully described in Note 7.

VERITEQ CORPORATION AND SUBSIDIARIES

 (A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

Interest expense was approximately $36,000 and $9,000 during the three-months ended September 30, 2013 and 2012, respectively, of which approximately nil and $1 thousand related to the beneficial conversion feature of the convertible notes for the three-months ended September 30, 2013 and 2012, respectively. Interest expense was approximately $0.5 million and $22 thousand during the nine-months ended September 30, 2013 and 2012, respectively, of which approximately $0.1 million and $1 thousand related to the beneficial conversion feature of the convertible notes for the nine-months ended September 30, 2013 and 2012, respectively.

The weighted-average effective interest rate, on the short-term notes payable, was 191% for the nine-months ended September 30, 2013. The weighted-average effective interest rate excluding the beneficial conversion feature and value of warrants, on the short-term notes payable was approximately 61% for the nine-months ended September 30, 2013.

The fair value of warrants issued as an inducement to convert the notes during the nine months ended September 30, 2013 was approximately $0.1 million and is included in interest expense.

6. Financial Instruments

Fair Value Measurements

We define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

We apply the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

During the nine-months ended September 30, 2013 and 2012, we had no Level 2 assets or liabilities. The short-term investment-available for sale outstanding on September 30, 2013 was valued using a Level 1 input. The subordinated convertible note issued to SNC Holdings Corp., which has a convertible option embedded in the note, and the estimated royalty obligations were valued using Level 3 inputs. The change in fair value of the subordinated convertible note is reflected in other expense for the respective period.

Notes Payable and Long-Term Debt

The carrying amount approximates fair value based on management’s estimate of the applied discount rates and fair value adjustments. The subordinated convertible note with an embedded conversion option was discounted at 22.8% over 2 years.

Accounts Payable, Accrued Expenses, Liability to Related Party Under Shared Services Agreement

The carrying amount of these current liabilities approximates fair value because of the short term nature of these items.

Estimated Royalty Obligations

The carrying amount approximates management’s estimate of the fair value of royalty obligations that will be paid (discounted at rates ranging from 25% to 60%) for a period from 3 to 14 years.

VERITEQ CORPORATION AND SUBSIDIARIES

 (A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

The following table summarizes our financial assets and liabilities measured at fair value as presented in the unaudited condensed consolidated balance sheets as of September 30, 2013 and December 31, 2012 (in thousands):

	September 30, 2013			December 31, 2012
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Assets:
Short-term investments	$184	—	$—	$—	$—	$—
Liabilities:
Subordinated convertible note with an embedded conversion option	$—	$—	$5,833	$—	$—	$2,137
Royalty obligations	$—	$—	$4,000	$—	$—	$4,000

The following is a summary of activity of Level 3 liabilities for the nine months ended September 30, 2013:

	Subordinated Note with Convertible Option	Estimated Royalty Obligations

Balance at December 31, 2012	$2,137	$4,000
Change in fair value	3,696	—

Balance at September 30, 2013	$5,833	$4,000	**

** Includes $35 thousand of current royalty obligations included in accrued expenses at September 30, 2013.

Our short-term investments are classified as available-for-sale and are remeasured and reported at fair value each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company measures its available-for-sale short-term investments at fair value. These are valued within Level 1 in the fair value hierarchy using the quoted stock prices of these securities.

The Company’s management considers the carrying values of other current assets and other current liabilities of continuing operations to approximate fair values primarily due to their short-term nature.

7. Stockholders’ Deficit

Preferred Stock

On June 24, 2013, VAC and its stockholders entered in the Exchange Agreement with VC and on July 8, 2013, the transaction closed. Pursuant to the terms of the Exchange Agreement, VAC exchanged all of its issued and outstanding shares of common stock for 4,107,592 shares of VC’s Series B Preferred Stock. On July 10, 2013, VC realized that it incorrectly issued the Series B Preferred Stock and as result, on July 12, 2013, it exchanged the Series B Preferred Stock for 410,759 shares of its newly created Series C Preferred Stock. The terms of the Series C Preferred Stock are substantially similar to the Series B Preferred Stock, including the aggregate number of shares of common stock into which the Series C Preferred Stock was convertible. Each share of Series C Preferred Stock was converted into twenty shares of VC’s common stock, par value $0.01 per share (the “Conversion Shares”), automatically upon the effectiveness of the Reverse Stock Split on October 18, 2013.

The Series C Preferred Stock consisted of 500,000 authorized shares, 410,759 of which were issued and outstanding on September 30, 2013. The shares of Series C Preferred Stock issued to VAC’s shareholders in connection with the Share Exchange, by their principal terms:

(a)

converted into a total of 8,215,184 Conversion Shares, constituting approximately 88% of the issued and outstanding shares of common stock of VC, following the “Reverse Stock Split” on October 18, 2013 (as more fully discussed below);

(b)	had the same voting rights as holders of VC’s common stock on an as-converted basis for any matters that are subject to stockholder vote;
(c)	were not entitled to any dividends; and
(d)	were to be treated pari passu with the common stock on liquidation, dissolution or winding up of VC.

VERITEQ CORPORATION AND SUBSIDIARIES

 (A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

Common Stock

In July 2013, we issued 41,667 shares of our common stock to an investment advisory firm for services rendered for an aggregate value of $62,500. The shares were valued at the fair market value of the stock on the date of issuance which was $1.50 per share.

On October 18, 2013, VC filed a Certificate of Amendment to its Certificate of Incorporation (the “Certificate of Amendment”) with the Secretary of State of the State of Delaware effecting a one-for-thirty reverse stock split of its common stock (the “Reverse Stock Split”) and a name change to VeriTeQ Corporation. The reverse stock split became effective on October 18, 2013, and every thirty (30) shares of VC's issued and outstanding common stock were automatically converted into one (1) issued and outstanding share of VC's common stock, without any change in the par value per share. The Certificate of Amendment provides that no fractional shares will be issued. Stockholders of record who otherwise would be entitled to receive fractional shares will receive, in lieu thereof, a cash payment based on the volume weighted average price of the Company's common stock as reported on October 21, 2013 on the OTC Markets. All shares and options amounts have been adjusted accordingly for all periods presented in the Quarterly Report.

At September 30, 2013, VC had authorized 50.0 million shares of common stock of which approximately 1.1 million were issued and outstanding.

Warrants

We have issued warrants exercisable for shares of common stock for consideration, as follows (in thousands, except exercise price):

Series/ Issue Date	Warrants Authorized	Warrants Issued	Exercised/ Forfeited	Balance September 30, 2013	Exercise Price	Exercisable Period (years)
Series A /June 2012	95	95	—	95	$0.37	3
Series B / September 2012	40	40	—	40	$1.57	3
Series C / October 2012	40	40	—	40	$1.57	3
Series D / December 2012	14	14	—	14	$1.57	5
Series E /December 2012	29	29	—	29	$1.57	5
Series F / March 2013	40	40	—	40	$1.57	3
Series G / April 2013	95	95	—	95	$1.31	3
Series H / June 2013	83	83	—	83	$1.57	3
	436	436	—	436

The Series A warrants were issued in connection with a stock subscription agreement to an investor. The Series A warrants are exercisable at any time during the exercisable periods. The Series A warrant agreement provides for the number of shares to be adjusted in the event of a stock split, a reverse stock split, a share exchange or other conversion or exchange event in which case the number of warrants and the exercise price of the warrants shall be adjusted on a proportional basis.

The Series B, C, D, E, F, G and H warrants were issued in connection with promissory notes, which are more fully described in Note 5. These warrants are exercisable at any time during the exercisable periods. The warrant agreements provide for the number of shares to be adjusted in the event of a stock split, a reverse stock split, a share exchange or other conversion or exchange event in which case the number of warrants and the exercise price of the warrants shall be adjusted on a proportional basis. The total value of these warrants of $0.3 million was amortized to interest expense over the life of the promissory notes and accordingly, $0.3 million and nil of non-cash interest expense related to these warrants during the nine-months ended September 30, 2013 and 2012.

VERITEQ CORPORATION AND SUBSIDIARIES

 (A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

We determined the value of the warrants issued in 2012 and 2013 utilizing the following assumptions in the BSM valuation model:

Warrants Issued	Dividend Yield	Volatility	Expected Lives (Yrs.)	Risk-Free Rate	Date of the Assumptions
June 2012	0.00%	126.00%	3	.34%	June 1, 2012
September 2012	0.00%	126.00%	3	.35%	September 25, 2012
October 2012	0.00%	126.00%	3	.35%	October 12, 2012
December 2012	0.00%	126.00%	5	.72%	December 31, 2012
March 2013	0.00%	126.00%	3	.38%	March 18, 2013
April 2013	0.00%	126.00%	3	.34%	April 10, 2013
June 2013	0.00%	126.00%	3	.52%	June 1, 2013

Stock Option Activity

VC had stock-based employee plans outstanding as of September 30, 2013, and are more fully described in Note 5 to our Annual Report on Form 10-K for the year ended December 31, 2012.

On July 12, 2013, pursuant to the Exchange Agreement, a majority of our voting stockholders adopted resolutions by written consent approving the DAC 2013 Stock Incentive Plan (the “Plan”), under which employees, including officers and directors, and consultants may receive awards. Awards under the Plan include incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock performance units, performance shares, cash awards and other stock based awards. The purposes of the Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants, to promote the success of the Company’s business and to link participants’ directly to stockholder interests through increased stock ownership. The Plan became effective on October 18, 2013, upon effectiveness of the Reverse Stock Split. On October 18, 2013, the outstanding stock options under the three VAC’s stock plans were converted into options to acquire VC’s common stock under the DAC 2013 Stock Plan and VAC’s three former stock plans were terminated.

The aggregate number of shares of the Company’s common stock that may be subject to awards under the Plan, subject to adjustment upon a change in capitalization, is 5,000,000 shares. Such shares of common stock may be authorized, but unissued, or reacquired shares of common stock. Shares of common stock that were subject to Plan awards that expire or become unexercisable without having been exercised in full shall become available for future awards under the Plan.

During the nine months ended September 30, 2013 and 2012, we granted 1.0 million and 0.4 million options, respectively. The weighted average fair values of the options granted during the nine months ended September 30, 2013 and 2012 were $1.33 and $0.86, respectively.

We account for our stock-based compensation plans in accordance with ASC 718-10, Compensation – Stock Compensation. Under the provisions of ASC 718-10, the fair value of each stock option is estimated on the date of grant using a BSM option-pricing formula, and amortizing that value to expense over the expected performance or service periods using the straight-line attribution method. The weighted average values of the assumptions used to value the options granted in the nine-months ended September 30, 2013 were as follows: expected term of 5 years, expected volatility of 126%, risk-free interest rates of 0.83%, and expected dividend yield of 0%. The weighted average values of the assumptions used to value the options granted in the nine-months ended September 30, 2012 were as follows: expected term of 5 years, expected volatility of 126%, risk-free interest rates of 0.67%, and expected dividend yield of 0%. The expected life represents an estimate of the weighted average period of time that options are expected to remain outstanding given consideration to vesting schedules and the Company’s historical exercise patterns. Expected volatility is estimated based on the historical volatility of similar companies’ common stock. The risk free interest rate is estimated based on the U.S. Federal Reserve’s historical data for the maturity of nominal treasury instruments that corresponds to the expected term of the option. The expected dividend yield is 0% based on the fact that we have never paid dividends and have no present intention to pay dividends.

During the nine-months ended September 30, 2013 and 2012, we recorded $1.5 million and $143,000, respectively, in compensation expense related to stock options granted to our directors, employees and consultants (who provide corporate support services).

VERITEQ CORPORATION AND SUBSIDIARIES

 (A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

A summary of the stock option activity for our stock options plans for 2013 is as follows (shares in thousands):

	Stock Options	Weighted Average Exercise Price	Weighted Average Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2013	1,531	$0.31
Granted	1,050	1.57
Assumed in VC acquisition	75	344.16
Exercised	—	—
Forfeited or expired	(22)	45.58
Outstanding at September 30, 2013	2,634	10.19	5.65	$4,811	*
Vested or expected to vest at September 30, 2013	2,634	10.19	5.65	4,811	*
Exercisable at September 30, 2013	1,584	15.89	6.5	3,627	*

* The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option. The market value of our common stock was $2.70 per share at September 30, 2013 on a post-reverse stock split basis.

There were no stock option exercises during the nine-months ended September 30, 2013 and 2012. The total fair value of options vested during the nine-months ended September 30, 2013 and 2012, was approximately $0.4 million and nil, respectively. As of September 30, 2013, there was approximately $0.2 million of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under our plans. That cost is expected to be recognized over a weighted-average period of 3 months.

At September 30, 2013, we had approximately 59,000 shares available for issuance under our plans. In conjunction with the reverse stock split that was effective October 18, 2013, VAC’s outstanding stock options were converted into approximately 2.6 million options under the DAC 2013 Stock Plan. As of October 18, 2013, 2.4 million shares were available for issuance under the DAC 2013 Stock Plan.

Restricted Stock Grants

In January 2013, we issued approximately 0.9 million shares of our restricted common stock to a member of our senior management. This restricted stock vests in January 2015. The total value of the restricted stock of approximately $1.4 million is being expensed over the vesting period. During the nine-months ended September 30, 2013, we recorded $0.5 million in compensation expense related to the restricted stock. We did not have any restricted stock outstanding during the 2012 period.

8. Loss Per Share

A reconciliation of the numerator and denominator of basic and diluted loss per share is provided as follows, in thousands, except per share amounts:

	Three-Months Ended September 30,		Nine-Months Ended September 30,
	2013	2012	2013	2012
Numerator for basic and diluted loss per share:
Loss from continuing operations	$(5,506)	$(440)	$(8,358)	$(875)

Denominator for basic and diluted loss per share:

Basic and diluted weighted-average shares outstanding (1)(2)	9,190	7,021	8,342	6,363

Loss per share— basic and diluted:
Total — basic and diluted	$(0.60)	$(0.06)	$(1.00)	$(0.14)

VERITEQ CORPORATION AND SUBSIDIARIES

 (A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

(1)

Basic and diluted loss per common share has been computed by dividing the loss by the weighted average number of common shares outstanding, and the Series C preferred shares which are automatically convertible into common shares on the effectiveness of the Reverse Split, for the period.

(2)

The following stock options and warrants and shares issuable upon conversion of convertible notes payable outstanding at September 30, 2013 and 2012 were not included in the computation of dilutive loss per share because the net effect would have been anti-dilutive:

	September 30, 2013	September 30, 2012
	(in thousands)
Stock options	2,634	1,493
Warrants	436	135
Shares issuable upon conversion of convertible notes payable	2,337	417
	5,407	2,045

9. Income Taxes

We did not have an income tax provision for the nine-months ended September 30, 2013. The income tax benefit of $0.4 million for the nine-months ended September 30, 2012 resulted from the utilization of deferred tax assets to offset a deferred tax liability associated with the PAH acquisition. We have incurred losses and therefore have provided a valuation allowance against our remaining net deferred tax assets. The VeriTeQ Transaction was a tax-free reorganization, and as a result of the change in control of VC resulting from the VeriTeQ Transaction, virtually all of VC’s net operating loss carryforwards became limited under IRC section 382.

Differences in the effective income tax rates from the statutory federal income tax rate arise from state and foreign income taxes (benefits), net of federal tax effects, and the increase or reduction of valuation allowances related to net operating loss carryforwards.

10. Related Party Transactions

Shared Services Agreement with PSID

We entered into a shared services agreement (“SSA”) with PSID on January 11, 2012, pursuant to which PSID agreed to provide certain services, including administrative, rent, accounting, business development and marketing, to us in exchange for $30,000 per month. The SSA has also included working capital advances from time to time. The term of the SSA commenced on January 23, 2012. The first payment for such services was not payable until we received gross proceeds of a financing of at least $500,000. On June 25, 2012, the level of resources provided under the SSA was reduced and the agreement was amended, pursuant to which all amounts owed to PSID under the SSA as of May 31, 2012 were converted into approximately 2.3 million shares of VAC’s common stock valued at $0.2 million. In addition, effective June 1, 2012, the monthly charge for the shared services under the SSA was reduced from $30,000 to $12,000.

On August 28, 2012, the SSA was further amended to align with the level of services being provided, pursuant to which, effective September 1, 2012, the monthly charge for the shared services under the SSA was reduced from $12,000 to $5,000. On April 22, 2013, we and PSID entered into a non-binding letter agreement in which PSID agreed to provide up to an additional $60,000 of support during April and May 2013.

On July 8, 2013, we entered into a letter Agreement with PSID (the “July Letter Agreement”) to amend certain terms of several agreements between PSID and us. The July Letter Agreement amended certain terms of the SSA entered into between PSID and us on January 11, 2012, as amended, the APA entered into on August 28, 2012, as amended, and the PSID Note dated January 11, 2012, in favor of PSID in the principal amount of $200,000. VC assumed the obligations under the PSID Note in connection with the Share Exchange as of the date of the July Letter Agreement. On November 8, 2013, we entered into a Letter Agreement (the “November Letter Agreement”) with PSID which further amended the terms of the several agreements between PSID and us.

VERITEQ CORPORATION AND SUBSIDIARIES

 (A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

The July Letter Agreement, as modified by the November Letter Agreement, provides for:

(i)

At closing of a capital raise with cumulative gross proceeds of at least $3.0 million, $100,000 of the balance owed under the SSA shall be due within two business day after funding. Within thirty and sixty days after the initial $100,000 payment, we shall pay $50,000 each (total of an additional $100,000) and the balance of the outstanding amount shall be paid by 90 days after the initial $100,000 is paid. In the event any of the balance is unpaid at March 31, 2014, interest on the outstanding balance accrues at 10% per annum. If the initial $100,000 payment is made by March 31, 2014, no interest shall accrue so long as we comply with the payment schedule required.

(ii)

The elimination of minimum royalties payable to PSID under the APA in their entirety. In the event that royalty payments under the APA based on our attainment of certain sales levels are not at least $800,000 for the calendar year 2014, then we shall grant PSID Corporation a non-exclusive, perpetual, non-transferrable, world-wide, fully paid license to said patents.

(iii)

An amendment to the PSID Note, with a principal and interest balance of $228,000 on September 30, 2013, to provide that no interest will accrue on the PSID Note from July 8, 2013 to September 30, 2013 and to include a conversion feature under which the PSID Note may be repaid, at our option, in VC’s common stock in lieu of cash.

(iv)

VC will grant PSID a warrant to purchase 300,000 shares of common stock at an exercise price of $2.84. The warrants will be exercisable for a period of five years. The terms and form of warrant will be the same as those granted to certain investors, which are more fully discussed in Note 13.

In addition, pursuant to the terms of the July Letter Agreement, we have issued approximately 16,666 shares of common stock on October 10, 2013 in connection with the repayment of the PSID Note, and we have agreed to issue an additional 135,793 shares of common stock as soon as possible thereafter. These shares issued and to be issued by us to PSID will be issued in private placement in reliance upon the exemption from the registration requirements set forth in the Act provided for in Section 4(2) of the Securities Act, and Rule 506 of Regulation D promulgated by the SEC thereunder.

As of September 30, 2013 and December 31, 2012, we owed PSID $0.2 million and $0.1 million, respectively, for shared services and working capital advances.

In connection with the financing as more fully discussed in Note 13, the PSID note was assigned to certain investors.

Investment from VeriTeQ Corporation’s Director

Following VC’s approval of the Share Exchange in June 2013, VAC approached VC for a small, short-term bridge loan or equity investment. In light of the many conditions to closing, VC’s board decided not to make the loan or investment. VC’s then interim chief executive officer and president and then chairman of VC’s board, Daniel E. Penni, agreed to make a $25,000 equity investment in VAC. As a result of such investment in June 2013, Mr. Penni owned shares of VAC’s common stock, which have been exchanged for 19,084 shares of VC’s common stock. Mr. Penni continues to serve as a member of VC’s board.

Notes Payable

During 2012 and the nine-months ended September 30, 2013, we issued notes payable to certain directors, officers and a relative of a director. These notes are further discussed in Note 5.

On October 11, 2013, VAC entered into a promissory note with the Company’s CEO in the principal amount of $80,000. The note bears interest at 5% per annum and is due on demand.

On October 29, 2013 VC entered into a promissory note with its CEO in the principal amount of $30,000. The note bears interest at 5% per annum and is due on demand.

VERITEQ CORPORATION AND SUBSIDIARIES

 (A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

11. Commitments and Contingencies

Employment Agreement with Scott R. Silverman

Effective January 1, 2012, Mr. Scott R. Silverman entered into the Employment and Non-Compete Agreement (the “2012 Employment Agreement”) with VAC. The 2012 Employment Agreement terminated five years from the effective date. The 2012 Employment Agreement provided for an annual base salary in 2012 of $300,000 with minimum annual increases of 10% of the base salary and an annual bonus equal to the annual base salary then in effect. Mr. Silverman was also entitled to an annual non-allocable expense payment of $45,000 each year and other fringe benefits. If Mr. Silverman’s employment was terminated prior to the expiration of the term of the 2012 Employment Agreement, Mr. Silverman was to receive (i) all earned but unpaid salary and bonuses; (ii) the greater of the base salary from the date of termination through December 31, 2016 or two times the base salary; and (iii) the average bonus paid by us to Mr. Silverman for the last three full calendar years (or such lesser time period if the 2012 Employment Agreement was terminated less than three years from the effective date), plus certain fringe benefits required to be paid by us. In addition, the 2012 Employment Agreement contained a change of control provision that provided for the payment of five times the then current base salary and five times the average bonus paid to Mr. Silverman for the three full calendar years immediately prior to the change of control, as defined in the 2012 Employment Agreement. Any outstanding stock options and restricted stock held by Mr. Silverman as of the date of his termination or a change of control became vested and exercisable as of such date, and remained exercisable during the remaining life of the option. Mr. Silverman’s 2012 Employment Agreement was terminated effective July 8, 2013 at which time Mr. Silverman entered into a new employment agreement effective with the closing of Exchange Agreement, which was amended and restated on November 14, 2013, (the “Silverman Employment Agreement”) appointing Mr. Silverman as our chairman and chief executive officer, effective as of July 8, 2013 until December 31, 2016. Under the Silverman Employment Agreement, Mr. Silverman will receive a base salary of $330,000, which base salary will be reviewed annually and is subject to a minimum increase of 5% per annum during each calendar year of the term. During the term, Mr. Silverman will be eligible to receive an annual bonus, based on performance metrics and goals as determined annually by the Board of Directors, with the amount of such bonus to be determined based upon the annual objectives determined by the compensation committee of the Board of Directors, but in no event to be less than 100% of earned base salary for the applicable year. The bonus shall be paid in cash or, if Mr. Silverman and the Company agree at the time, using shares of the Company’s common stock, at a valuation equal to fair market value. Mr. Silverman is also entitled to (i) an annual non-allocable expense payment of $30,000 payable in two equal installments on or before April 1st and October 1st of each year; (ii) the Company shall, at its option, either lease for Mr. Silverman an automobile, or reimburse Mr. Silverman for the lease or financing payments incurred by Mr. Silverman on his automobile, the amount of such reimbursement to be reasonably comparable to the current cost of Mr. Silverman’s current automobile. The Company shall reimburse car-related expenses; (iii) the Company shall, at its option, either provide to Mr. Silverman disability insurance that provides standard disability coverage and terms, in an amount of at least equal to $22,500 per month until age 65, or reimburse Mr. Silverman for the premium payments incurred by him for disability insurance coverage for himself, the amount of such reimbursement to be reasonably comparable to the current cost of his disability insurance; (iv) the Company shall provide comprehensive health insurance as it provides to other executives and employees as well as reimbursement of health benefits of up to $5,000 per year; (v) reimbursement for expenses related to business attire in an amount not to exceed $950 per month; and (vi) if the Company elects to secure a key man life insurance policy on the life of Mr. Silverman, it will provide a split-dollar policy.

Under the Silverman Employment Agreement, VC agreed to satisfy certain currently unpaid contractual obligations under Mr. Silverman’s December 2012 Employment Agreement aggregating $912,116 (the “Silverman Contractual Obligations”) if VC receives gross proceeds of an aggregate of $3,000,000 in cash in any capital investment or capital raise or series of capital investments or capital raises. The Silverman Contractual Obligations shall be payable as follows: (i) one-third (1/3rd) in cash and (ii) two-thirds (2/3rds) in shares of restricted VC common stock, based on the closing price of a share of VC’s common stock on the closing date of the investment.

If Mr. Silverman’s employment is terminated prior to the expiration of the term, certain payments become due. In the event Mr. Silverman is terminated with cause or he terminates for any reason other than good reason, Mr. Silverman is entitled to receive (i) earned or accrued but unpaid, base salary, through the date of termination, (ii) any bonus earned or accrued and vested, but unpaid, (iii) the economic value of the employee’s accrued, but unused, vacation time, and (iv) any unreimbursed business expenses incurred by the employee (collectively, the “Accrued Obligations”). In the event Mr. Silverman is terminated without cause or he terminates for good reason, or upon his death, Mr. Silverman is entitled to receive the Accrued Obligations and a termination payment equal to his base salary from the date of termination through December 31, 2016, (or two years whichever is longer) plus bonus for such period, with such bonus being determined based upon the time remaining between the date of termination and December 31, 2016 (or two years, whichever is longer) and with the rate of bonus to be based upon the average annual bonus paid by the Company to Mr. Silverman over the last three (3) full calendar years (or if the Agreement is terminated before Mr. Silverman has been employed by the Company for three (3) full calendar years, for purposes of calculating the average Annual Bonus, the Company will use 100% of Mr. Silverman’s base salary as the annual bonus) plus certain benefits as set forth in the Silverman Employment Agreement.

VERITEQ CORPORATION AND SUBSIDIARIES

 (A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

In addition, the Silverman Employment Agreement contains a change of control provision that provides for the payment of 299% of Mr. Silverman’s base salary plus 299% of the average annual bonus paid over the last three (3) full calendar years (or 60% of base salary if the Silverman Employment Agreement is terminated before Mr. Silverman has been employed for three full years). Any outstanding stock options and unvested restricted stock held by Mr. Silverman as of the date of termination (other than for cause or by Mr. Silverman without good reason) or a change of control shall become vested and exercisable as of such date, and remain exercisable during the life of the option. In the event Mr. Silverman is terminated for cause or terminates without good reason, any unvested options and restricted stock awards shall terminate and all vested options shall remain exercisable for a period of ninety (90) days. The Silverman Employment Agreement also contains non-compete and confidentiality provisions which are effective from the date of employment through eighteen months from the date the Silverman Employment Agreement is terminated.

Employment Agreement with Randolph Geissler

On January 2, 2013, VAC entered into an employment agreement with our president, Mr. Randolph Geissler with an effective date of September 1, 2012 (the “Geissler 2012 Agreement”). The Geissler 2012 Agreement called for an annual base salary of $200,000 and discretionary annual and incentive bonuses. The term of the Geissler 2012 Agreement was two years from the effective date and could be extended by mutual consent of the parties. The Geissler 2012 Agreement also provided for the issuance on January 2, 2013 of 4.5 million restricted shares of our common stock, which vested the earlier of January 2, 2015 or a change of control of VAC. Payments of compensation under the Geissler 2012 Agreement commenced within 30 days of VAC receiving a capital investment from any third party in excess of $5.0 million, the first payment of which was to be retroactive to September 1, 2012 and included any and all sums due and owing to Mr. Geissler at that time. Upon termination of the Geissler 2012 Agreement by Mr. Geissler or us, Mr. Geissler was entitled to receive any earned but unpaid salary and bonuses and all outstanding stock options and restricted stock was to be forfeited. Upon termination of the agreement by us without cause, Mr. Geissler was also entitled to receive certain fringe benefits through December 2014. Upon a change of control as defined in the agreement, Mr. Geissler was entitled to receive any earned but unpaid salary and bonuses and any outstanding stock options and restricted stock was to vest and the stock options were to remain exercisable through the life of the option. The Geissler 2012 Agreement was terminated effective July 8, 2013 at which time Mr. Geissler entered into a new employment agreement effective with the closing of Exchange Agreement, which was amended and restated on November 14, 2013, (the “Geissler Employment Agreement”) appointing Mr. Geissler as president of VC, effective as of July 8, 2013. The Geissler Employment Agreement is for a term of two (2) years and is renewable for additional one (1) year periods upon mutual agreement. Under the Geissler Employment Agreement, Mr. Geissler will receive a base salary of $200,000, which base salary will be reviewed annually and is subject to a minimum increase of 5% per annum each calendar year. Mr. Geissler is eligible to receive an annual bonus, based on performance metrics and goals as determined annually by the Board of Directors, with the amount of such bonus to be determined based upon the annual objectives determined by the compensation committee of the Board of Directors, but in no event to be less than 100% of earned base salary for the applicable year. The bonus shall be paid in cash or, if Mr. Geissler and the Company agree at the time, using shares of the Company’s common stock, at a valuation equal to fair market value.

Mr. Geissler is also entitled to: (i) the Company shall, at its option, either lease for Mr. Geissler an automobile, or reimburse Mr. Geissler for the lease or financing payments incurred by Mr. Geissler’s on his automobile, the amount of such reimbursement to be reasonably comparable to 75% of the current cost on the automobile then being provided to the Company’s CEO. The Company shall reimburse car-related expenses; (ii) the Company shall, at its option, either provide to Mr. Geissler disability insurance that provides standard disability coverage and terms, in an amount of at least equal to $15,000 per month until age 65, or reimburse Mr. Geissler for the premium payments incurred by him for disability insurance coverage for himself, the amount of such reimbursement to be reasonably comparable to the current cost of his disability insurance; (iii) the Company shall provide comprehensive health insurance as it provides to other executives and employees; (iv) reimbursement for expenses related to business attire in an amount not to exceed $950 per month; and (v) if the Company elects to secure a key man life insurance policy on the life of Mr. Geissler, it will provide a split-dollar policy.

Under the Geissler Employment Agreement, the Company agreed to satisfy certain currently unpaid contractual obligations under Mr. Geissler’s January 2, 2013 employment agreement of $166,666 (the “Geissler Contractual Obligations”) if VC receives gross proceeds of an aggregate of $3,000,000 in cash in any capital investment or capital raise or series of capital investments or capital raises. The Geissler Contractual Obligations shall be payable as follows: (i) one-third (1/3rd) in cash and (ii) two-thirds (2/3rds) in shares of restricted VC common stock, based on the closing price of a share of VC’s common stock on the closing date of the investment.

VERITEQ CORPORATION AND SUBSIDIARIES

 (A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

If Mr. Geissler’s employment is terminated for cause or he terminates for any reason other than good reason, Mr. Geissler is entitled to receive the Accrued Obligations. In the event Mr. Geissler is terminated without cause or he terminates for good reason, or termination upon his death, Mr. Geissler is entitled to receive the Accrued Obligations and a termination payment equal to one times his base salary plus the previous year’s bonus, but no less than one times his base salary. In the event that Mr. Geissler is terminated as a result of a change in control, Mr. Geissler is entitled to receive the Accrued Obligations and a termination payment equal to two times his base salary, plus the previous year’s bonus, but no less than two times his base salary. Any termination payment shall be payable to Mr. Geissler in cash, or if Mr. Geissler agrees, in shares of the Company’s common stock valued at market value. Any outstanding stock options and unvested restricted stock held by Mr. Geissler as of the date of termination (other than for cause or by Mr. Geissler without good reason) or a change of control shall become vested and exercisable as of such date, and remain exercisable during the life of the option. In the event Mr. Geissler is terminated for cause or terminates without good reason, any unvested options and restricted stock awards shall terminate and all vested options shall remain exercisable for a period of ninety (90) days. The Geissler Employment Agreement also contains non-compete and confidentiality provisions which are effective from the date of employment through one year from the date the Geissler Employment Agreement is terminated.

Liquidation of Signature Industries, Limited

In March 2013, VC appointed a liquidator and initiated the formal liquidation of a U.K. subsidiary, Signature Industries Limited (“Signature”), primarily related to its outstanding liabilities. VC used £40,000 ($61,000) of the purchase price from the sale of Signature’s former division, Digital Angel Radio Communications, Inc. (“DARC”) to satisfy its estimated portion of Signature’s outstanding liabilities. However, one party has submitted a claim to the liquidator for approximately £244,000 (U.S. $0.4 million). This claim is associated with an outsourced manufacturing agreement related to a terminated manufacturing contract. As a result of the termination of the contract, Signature did not purchase any product under the manufacturing agreement and, accordingly, VC, in consultation with outside legal counsel, does not believe that any amount is owed per the terms of the agreement. However, this claim could result in VC having to pay an additional estimated portion of Signature’s outstanding liabilities. We expect the liquidation to be completed by the end of 2013, although it could extend beyond the expected timeframe.

12. Supplemental Cash Flow Information

We had the following non-cash operating, investing and financing activities (in thousands):

	For the Nine- Months Ended September 30,	For the Nine- Months Ended September 30,
	2013	2012
Non-cash operating activities:
Issuance of shares of common stock to settle the partial payment of payable under a shared services agreement with PSID	$—	$160
Non-cash investing and financing activities:
Net assets acquired from VC in excess of cash acquired for common stock	117	—
Acquisition of assets for common stock, assumption of stock options and a promissory note	$—	$1,200
Notes and accrued interest related to notes conversion to common stock	420	—

13. Subsequent Events

Financing Transaction

On November 13, 2013, we entered into a securities purchase agreement (the “Purchase Agreement”) with a group of institutional and accredited investors (the “Investors”). Pursuant to the terms of the Purchase Agreement, we issued and sold to the Investors senior secured convertible notes in the aggregate original principal amount of $1,816,667 (the “Notes”), and warrants to purchase up to 2,422,222 shares of our common stock (the “Warrants”). In connection with the sale of the Notes and the Warrants, (i) we entered into a registration rights agreement with the Investors (the "Registration Rights Agreement"), (ii) we and certain of our subsidiaries entered into a security and pledge agreement in favor of the collateral agent for the Investors (the "Security Agreement"), (iii) certain of our subsidiaries entered into a guaranty in favor of the collateral agent for the Buyers (the “Guaranty”), and (iv) we and each depository bank in which such bank account is maintained entered into certain account control agreements with respect to certain accounts described in the Note and the Security Agreement. The transaction closed on November 13, 2013 (the “Closing”). We expect to receive gross proceeds of $1.5 million, less transaction expenses.

VERITEQ CORPORATION AND SUBSIDIARIES

 (A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

In connection with the financing, we have agreed to allow our placement agent to participate in the offering for $150,000 in lieu of our obligation to pay the placement agent a cash fee of $150,000. In addition, the placement agent will receive 5% of the aggregate cash exercise price received by us upon exercise of any warrants or options in the offering, and warrants entitling to purchase up to an aggregate of 10% of the number of shares of common stock that are issuable pursuant to the Notes and Warrants, at an exercise price of $2.84 per share.

The Purchase Agreement provides, among other things, that we will (i) not issue any securities from the period commencing on the date of the Purchase Agreement and ending on February 1, 2014, subject to certain exceptions, (ii) not enter into a variable rate transaction at any time while the Notes are outstanding, and (iii) for a period of two years from the date of the Closing, allow the Investors to participate in the purchase of their respective pro rata portion of no less than 50% of the securities offered us in any future financing transactions.

Description of the Notes

The Notes will mature on the first anniversary of the Closing. No interest shall accrue on the Notes unless there is an event of default (as defined in the Notes), in which case interest on the Notes shall commence accruing daily at a rate of eighteen percent (18%) per annum.

The Notes may be converted into our common stock, at the option of the holder, at any time following issuance, unless the conversion or share issuance under the conversion would cause the holder to beneficially own in excess of 4.99% of our common stock. The conversion price of the Notes is the lower of (i) $0.75 and (ii) 90% of the lower of (A) the closing bid price as of the trading day immediately preceding the time of execution of the Purchase Agreement and (B) the price computed as the quotient of (x) the sum of the three lowest volume-weighted average price per share (“VWAPs”) of the common stock during the 10 consecutive trading day period ending and including the trading day immediately preceding the time of execution of the Purchase Agreement, divided by (y) three (the “Conversion Price”). If and whenever after the Closing we issue or sell, or are deemed to have issued or sold, any shares of common stock for a consideration per share (the “New Issuance Price”) less than a price equal to the Conversion Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a “Dilutive Issuance”), then, immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the New Issuance Price.

The Notes contain certain covenants and restrictions, including, among others, that, for so long as the Notes are outstanding, we will not incur any indebtedness, permit liens on its properties (other than permitted liens under the Notes), make dividends or transfer certain assets. Events of default under the Notes include, among others, failure to pay principal or interest on the Notes, failure to file or maintain an effective registration statement, or comply with certain covenants under the Notes.

If there is an event of default, a holder of the Notes may require us to redeem all or any portion of the Notes (including all accrued and unpaid interest and all interest that would have accrued through the maturity date), in cash, at a price equal to the greater of:

(i) the product of (A) the number of shares issuable upon conversion of the amount being redeemed multiplied by 125% of the amount being redeemed, for defaults not relating to a bankruptcy, or 100% of the amount being redeemed if the default relates to a bankruptcy, and

(ii) the product of (X) the conversion rate of the number of shares issuable upon conversion multiplied by (Y) the product of (1) 125% by (2) the highest closing sale price of our common stock on any trading day during the period beginning on the date immediately before the event of default and ending on the date of redemption.

Description of the Warrants

The Warrants are exercisable at any time on or after the date of the issuance of the Warrants and entitle the Investors to purchase shares of our common stock for a period of five years from the initial date the warrants become exercisable. Under the terms of the Warrants, the holders are entitled to exercise Warrants to purchase up to 100% of the number of shares of our common stock that the Notes convert into at Closing at an initial exercise price of 150% of the lower of (A) the closing bid price as of the trading day immediately preceding the time of execution of the Purchase Agreement and (B) the price computed as the quotient of (x) the sum of the three lowest VWAPs of the common stock during the 10 consecutive trading day period ending and including the trading day immediately preceding the time of execution of the Purchase Agreement, divided by (y) three.

VERITEQ CORPORATION AND SUBSIDIARIES

 (A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

Registration Rights Agreement

In connection with the Purchase Agreement, we entered into the Registration Rights Agreement with the Investors pursuant to which we agreed to file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) to register the shares of common stock issuable upon conversion of the Notes and upon exercise of the Warrants. Pursuant to the Registration Rights Agreement, we are required to file the registration statement by December 5, 2013 and to use its best efforts for the registration statement to be declared effective within 90 days of the Closing.

Lock-Up Agreements

As a condition to the sale of the securities, the Company's executive officers, management and directors entered into lock-up agreements pursuant to which they agreed not to sell, pledge, hypothecate or otherwise transfer their shares for a period of 12 months commencing on the date of the Closing, subject to certain exceptions for estate planning and similar purposes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

VeriTeQ Acquisition Corporation

We have audited the accompanying consolidated balance sheets of VeriTeQ Acquisition Corporation and subsidiaries (a development stage company) (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders’ deficit and cash flows for the year ended December 31, 2012, the period from December 14, 2011 (inception) to December 31, 2011 and the period from December 14, 2011 (inception) to December 31, 2012. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VeriTeQ Acquisition Corporation and subsidiaries as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for the year ended December 31, 2012, the period from December 14, 2011 (inception) to December 31, 2011 and the period from December 14, 2011 (inception) to December 31, 2012, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring net losses, and at December 31, 2012 had negative working capital and a stockholders’ deficit. These events and conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ EisnerAmper LLP

New York, New York

September 16, 2013

Except for the third paragraph of Note 1

as to which the date is December 2, 2013

VeriTeQ Acquisition Corporation and Subsidiaries

(A Development Stage Company)

Consolidated Balance Sheets

(in thousands, except par value)

	December 31,
	2012	2011
ASSETS
Current assets:
Cash	$183	$—
Total current assets	183	—

Intangible assets, net	7,612	—
Total assets	$7,795	$—

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Notes payable, net of discounts (including $232 to related parties at December 31, 2012)	$326	$—
Accounts payable	82	—
Accrued expenses (including $724 to related parties at December 31, 2012)	1,072	—
Liability to related party under shared services agreement	138	18
Total current liabilities	1,618	18

Commitments and contingencies (Note 10)
Note payable to related party, net of discount	78	—
Subordinated convertible debt with an embedded convertible option, at fair value	2,137	—
Estimated royalty obligations	4,000	—
Total liabilities	7,833	18

Stockholders’ deficit:
Common shares ($.01 par value; shares authorized 50,000 and nil, respectively; shares issued and outstanding, 7,021 and nil, respectively)	70	—
Additional paid-in-capital	1,515	—
Accumulated deficit during the development stage	(1,623)	(18)
Total stockholders’ deficit	(38)	(18)
Total liabilities and stockholders’ deficit	$7,795	$—

See the accompanying notes to consolidated financial statements.

VeriTeQ Acquisition Corporation and Subsidiaries

(A Development Stage Company)

Consolidated Statements of Operations
(in thousands, except per share data)

	For the Year Ended December 31, 2012	From December 14, 2011 (Inception) to December 31, 2011	From December 14, 2011 (Inception) to December 31, 2012

Operating Expenses:

Selling, general and administrative expenses	$2,064	$18	$2,082
Amortization expense	208	—	208
Total operating expenses	2,272	18	2,290
Interest expense	133	—	133

Loss before income taxes	(2,405)	(18)	(2,423)
Benefit for income taxes	800	—	800

Net loss	$(1,605)	$(18)	$(1,623)

Net loss per common share — basic and diluted	$(0.25)	$—

Weighted average number of common shares outstanding — basic and diluted	6,529	—

See the accompanying notes to consolidated financial statements.

VeriTeQ Acquisition Corporation and Subsidiaries

(A Development Stage Company)
Consolidated Statements of Stockholders’ Deficit
From December 14, 2011 (Inception) to December 31, 2012

(in thousands)

	Common Stock		Additional Paid-In	Accumulated Deficit during development	Total Stockholders’
	Number	Amount	Capital	stage	Deficit

Balance, December 14, 2011 (Inception)	—	$—	$—	$—	$—
Net loss	—	—	—	(18)	(18)
Balance, December 31, 2011	—	—	—	(18)	(18)

Net loss	—	—	—	(1,605)	(1,605)
Issuances of common stock for founders shares, January 2012	5,563	56	(56)	—	—
Issuance of common stock and assumption of stock options for acquisition, January 2012	763	8	752	—	760
Issuance of common stock to investors, April 2012	218	2	78	—	80
Issuance of common stock and warrants to investor, June 2012	41	—	15	—	15
Issuance of common stock for shared services, June 2012	436	4	156	—	160
Issuance of common stock warrants in connection with convertible note payable, September 2012	—	—	33	—	33
Beneficial conversion feature of convertible note payable, September 2012	—	—	33	—	33
Issuance of common stock warrants in connection with convertible notes payable, October 2012	—	—	34	—	34
Beneficial conversion feature of convertible notes payable, October 2012	—	—	34	—	34
Issuance of common stock warrants in connection with convertible notes payable, December 2012	—	—	41	—	41
Beneficial conversion feature of convertible notes payable, December 2012	—	—	41	—	41
Share-based compensation	—	—	354	—	354

Balance, December 31, 2012	7,021	$70	$1,515	$(1,623)	$(38)

See the accompanying notes to consolidated financial statements.

VeriTeQ Acquisition Corporation and Subsidiaries

(A Development Stage Company)

Consolidated Statements of Cash Flows

(in thousands)

	For the Year Ended December 31, 2012	From December 14, 2011 (Inception) to December 31, 2011	From December 14, 2011 (Inception) to December 31, 2012

Cash flows from operating activities:

Net loss	$(1,605)	$(18)	$(1,623)
Adjustments to reconcile net loss to net cash used in operating activities:
Share based compensation	354	—	354
Amortization	208	—	208
Non-cash interest expense	118	—	118
Deferred income tax benefit	(800)		(800)
Change in accounts payable, accrued expenses and liability under shared services agreement	1,413	18	1,431
Net cash used in operating activities	(312)	—	(312)

Net cash provided by (used by) investing activities	—	—	—

Cash flows from financing activities:
Proceeds from the issuances of notes payable and warrants	400	—	400
Proceeds from the issuance of common stock to investors	80	—	80
Proceeds from the issuance of common stock and warrants to investor	15	—	15
Net cash provided by financing activities	495	—	495

Net increase in cash	183	—	183
Cash --- Beginning of period	—	—	—
Cash — End of year	$183	$—	$183

Supplemental disclosure of cash flow information:
Interest paid	—	—	—
Income taxes paid	—	—	—

See the accompanying notes to consolidated financial statements.

VeriTeQ Acquisition Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

VeriTeQ Acquisition Corporation (“VeriTeQ”), a Florida corporation, was formed on December 14, 2011, and in January 2012, it acquired a wholly-owned subsidiary, PositiveID Animal Health Corporation, a Florida corporation, from PositiveID Corporation (“PSID”), a related party. In December 2012, VeriTeQ formed a subsidiary, VTQ IP Holding Corporation, a Delaware corporation. VeriTeQ and its subsidiaries are referred to together as, “VeriTeQ,” “the Company,” “we,” “our,” and “us”. Our business consists of ongoing efforts to provide implantable medical device identification and radiation dose measurement technologies to the healthcare industry.

The Company is in the development stage as defined by Accounting Standards Codification subtopic 915-10 Development State Entities ("ASC 915-10") and its success depends on its ability to obtain financing and realize its marketing efforts. To date, the Company has not generated sales revenues, has incurred expenses and has sustained losses. Consequently, its operations are subject to all the risks inherent in the establishment of a new business enterprise. For the period from December 14, 2011 (Inception) through December 31, 2012, the Company has accumulated losses of $1.6 million.

Pursuant to the terms of the Exchange Agreement all share information in the financial statements have been adjusted to reflect a reverse split of VeriTeQ shares in the ratio of 1 new share for 5.4027 existing shares of the Company’s outstanding common stock, which was effective on October 18, 2013. All share and per share amounts in the financial statements have been retroactively adjusted for all periods presented to give effect to the reverse stock split. (No change was made to the par value of VeriTeQ’s common stock as a result of the reverse stock split.)

Summary of Significant Accounting Policies

Principles of Consolidation

The financial statements include our accounts and the accounts of our subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Presentation and Going Concern

The accompanying financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. We are in the development stage, have incurred operating losses since our inception and have a working capital deficit. These factors raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from this uncertainty.

Our goal is to achieve profitability and to generate positive cash flows from operations. Our capital requirements depend on a variety of factors, including but not limited to, the cash that will be required to grow our business operations and to service our debt. Failure to raise capital to fund our operations and to generate positive cash flow from such operations will have a material adverse effect on our financial condition, results of operations and cash flows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States of America (“U.S.”) requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on the knowledge of current events and actions we may undertake in the future, they may ultimately differ from actual results. Included in these estimates are assumptions used in determining the value and lives of long-lived assets, in Black-Scholes-Merton (“BSM”) valuation models, in estimating the fair value of stock-based compensation, promissory note with an embedded convertible option and royalty obligations and in determining valuation allowances for deferred tax assets, among others.

VeriTeQ Acquisition Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements (continued)

Concentration of Credit Risk

We maintained our domestic cash in one financial institution during the year ended December 31, 2012. Balances were insured up to Federal Deposit Insurance Corporation limits of $250,000 per institution. At times, cash balances may exceed the federally insured limits.

Stock-Based Compensation

At December 31, 2012, we had two stock-based employee compensation plans, which are described more fully in Note 7. In accordance with the Compensation – Stock Compensation Topic of the Codification, awards granted are valued at fair value and compensation cost is recognized on a straight line basis over the service period of each award.

Income Taxes

We adopted Accounting Standards Codification subtopic 740-10, Income Taxes ("ASC 740-10") which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes consist primarily of timing differences such as amortization of intangible assets, deferred officers' compensation and stock-based compensation. A valuation allowance is provided against net deferred tax assets where we determine realization is not currently judged to be more likely than not.

The financial statements reflect net losses and therefore do not contain a provision for income taxes. We recognize and measure uncertain tax positions through a two-step process in accordance with the Income Taxes Topic of the Codification. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. Accordingly, we report a liability for unrecognized tax benefits resulting from the uncertain tax positions taken or expected to be taken in a tax return and recognize interest and penalties, if any, related to uncertain tax positions in income tax expense.

Loss Per Common Share and Common Share Equivalent

Basic and diluted loss per common share is computed by dividing the loss by the weighted average number of common shares outstanding for the period. Since we have incurred losses attributable to common stockholders since inception on December 14, 2011, diluted loss per common share has not been computed by giving effect to all potentially dilutive common shares that were outstanding during the period. Dilutive common shares consist of incremental shares issuable upon exercise of stock options and warrants to the extent that the average fair value of our common stock for each period is greater than the exercise price of the derivative securities.

Impact of Recently Issued Accounting Standards

From time to time, the Financial Accounting Standards Board (“FASB”) or other standards setting bodies will issue new accounting pronouncements. Updates to the FASB Accounting Standards Codification (“ASC” or “Codification”) are communicated through issuance of an Accounting Standards Update (“ASU”).

In June 2011, the FASB issued a new standard which changes the requirements for presenting comprehensive income in the financial statements. The new standard eliminated the option to present other comprehensive income (OCI) in the statement of stockholders’ equity and instead required net income, components of OCI, and total comprehensive income to be presented in one continuous statement or two separate but consecutive statements. The standard affected the way we present OCI, but had no other effect on our results of operations, financial position or cash flows. The standard was effective for us beginning with our first quarter 2012 reporting and had no effect on adoption.

VeriTeQ Acquisition Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements (continued)

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, an amendment to FASB ASC Topic 220. The update requires disclosure of amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present either on the face of the statement of operations or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts not reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This ASU is effective prospectively for our fiscal years, and interim periods within those years beginning after December 15, 2012. We do not have other comprehensive income or loss and believe the adoption of this will not have a material impact on our financial statements.

2. Acquisitions

Acquisition	Dates Acquired	Acquisition Price	Intangible Assets Acquired	Description of Assets
(in thousands)
PositiveID Animal Health Corporation	1/11/12	$1,200	$1,200	Implantable RFID medical device technology
Bio Sensor patents form PSID	8/28/12	$—	$—	Assignment of bio sensor patents
Asset Purchase from SNC Holding Corp.	12/3/12	$5,820	$5,820	Radiation dose monitoring technology for healthcare industry

PositiveID Animal Health Corporation

On January 11, 2012, we entered into a stock purchase agreement with PSID to acquire the outstanding stock of PSID’s wholly-owned subsidiary, PSID Animal Health Corporation (“PAH”). Our chairman and chief executive officer is the former chairman and chief executive officer of PSID. In addition, the current chairman and chief executive officer of PSID was a member of our board of directors until July 8, 2013.

Under the terms of the stock purchase agreement, we: (i) exchanged 0.8 million shares of our common stock, valued at approximately $0.3 million for the 5.0 million shares of outstanding common stock of PAH; (ii) assumed the obligations under outstanding stock options to acquire 6.9 million shares of PAH, which we converted into stock options to acquire 1.3 million shares of our common stock; (iii) issued a promissory note payable to PSID in the principal amount of $0.2 million with a stated interest rate of 5% per annum (the “PSID Note”); (iv) assumed obligations under an existing development and supply agreement; and (v) agreed to make royalty payments to PSID as more fully discussed below. We recorded a discount on the PSID Note of approximately $60 thousand using a discount rate of approximately 12% per annum to reflect our estimated cost of debt. The PSID Note is secured by substantially all of the assets of PAH, pursuant to a Security Agreement dated January 11, 2012 (the “PSID Security Agreement”). The stock options assumed, which have an exercise price of $0.05 per share, were valued at $0.5 million based on the BSM valuation model using the following assumptions: expected term of 8.2 years, expected volatility of 126%, risk-free interest rate of 1.50%, and expected dividend yield of 0%.

In connection with the acquisition, we entered into a license agreement with PSID (the “Original License Agreement”) which granted us a non-exclusive, perpetual, non-transferable, license to utilize PSID’s bio sensor implantable radio frequency identification (RFID) device that is protected under United States Patent No. 7,125,382, “Embedded Bio Sensor System” (the “Patent”) for the purpose of designing and constructing, using, selling and offering to sell products or services related to our business, but excluding the GlucoChip or any product or application involving blood glucose detection or diabetes management. Pursuant to the Original License Agreement, PSID was to receive royalties in the amount of 10% on all gross revenues arising out of or relating to our sale of products, whether by license or otherwise, specifically relating to the Patent, and a royalty of 20% on gross revenues that are generated under a development and supply agreement between PSID and Medical Components, Inc. (“Medcomp”) dated April 2, 2009. The total cumulative royalty payments under the agreement with Medcomp will not exceed $0.6 million.

VeriTeQ Acquisition Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements (continued)

On June 26, 2012, the Original License Agreement was amended pursuant to which the license was converted from a non-exclusive license to an exclusive license, subject to our meeting certain minimum royalty requirements as follows: 2013 - $0.4 million; 2014 - $0.8 million; and 2015 and thereafter - $1.6 million.

The total purchase price of PAH was allocated as follows (in thousands):

Intangibles:
Technology	$1,500
Customer relationship	500
Deferred tax liability	(800)
Net	$1,200

We paid for this acquisition as follows:

0.8 million shares issued and assumption of PAH options	$760
Estimated royalty obligations	300
Promissory note, net	140
$1,200

Based on our current estimates of the amount of minimum royalty payments that we expect to pay under the MedComp agreement at the date of acquisition, we have accrued $0.3 million at December 31, 2012.

In determining the purchase price for PAH, we considered various factors including: (i) projected revenue streams and cash flows from the assets acquired; (ii) the potential revenue stream from the existing customer relationship; and (iii) the opportunity for expanded research and development of the product offerings and the potential for new product offerings.

PAH had no business operations or process prior to the acquisition, and, accordingly, the acquisition was treated as an acquisition of assets and unaudited pro forma results of operations of PAH for the year ended December 31, 2012 and from December 14, 2011 (inception) to December 31, 2011 are not presented. The assets acquired and consideration paid are recorded at their fair values on the date of acquisition.

See Note 11 for a discussion of a shared services agreement between us and PSID.

Bio Sensor Patents

On August 28, 2012, we entered into an Asset Purchase Agreement (the “APA”) with PSID, whereby we purchased all of the intellectual property, including patents and patents pending, related to the PSID’s embedded bio sensor portfolio of intellectual property. Under the APA, PSID is to receive royalties in the amount of ten percent (10%) on all gross revenues arising out of or relating to our sale of products, whether by license or otherwise, specifically relating to the embedded bio sensor intellectual property, to be calculated quarterly with royalty payments due within 30 days of each quarter end. Minimum royalty requirements, which begin in 2013 and through the remaining life of any of the patents and patents pending, are identical to the minimum royalties due under the Original License Agreement, as amended.

Simultaneously with the APA, we entered into a license agreement with PSID granting PSID an exclusive, perpetual, transferable, worldwide and royalty-free license to the Patent and patents pending that are a component of the GlucoChip in the fields of blood glucose monitoring and diabetes management. In connection with the APA, the Original License Agreement, as amended June 26, 2012, was terminated. Also on August 28, 2012, the PSID Security Agreement was amended, pursuant to which the assets sold by PSID to us under the APA and the related royalty payments were added as collateral under the PSID Security Agreement.

We had no plans to develop or commercialize the Bio Sensor patents, and therefore, no value was ascribed to these patents. Further, we are not aware of a buyer or licensor for these patents.

On July 8, 2013, we and PSID amended the terms of the APA to eliminate the minimum royalty payments as more fully discussed in Note 13.

VeriTeQ Acquisition Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements (continued)

Asset Purchase Agreement with SNC Holding Corp.

In December 2012, we entered into an asset purchase agreement and a royalty agreement with SNC Holding Corp. wherein we acquired various technology and trademarks related to our radiation dose measurement technology. Under the terms of the agreements, we issued a non-interest bearing subordinated convertible promissory note, with an embedded convertible option, in the principal amount of $3.3 million and agreed to make royalty payments based on a percentage of revenue earned from the technology acquired. In addition, under the terms of sublicense agreement related to the technology, we agreed to make a $20 thousand sublicense payment in February 2013 and to make minimum sublicense payments aggregating $0.2 million over the period from June 2014 to March 2017. The promissory note was recorded at its fair value of approximately $2.1 million and will be revalued at each reporting period with changes in the fair value recorded as other expense/income. The total purchase price, including estimated royalty obligations of $3.7 million, was approximately $5.8 million. Under the terms of our agreement with SNC Holding Corp., certain intellectual property purchased thereunder, including intellectual property related to our dosimeter products, would revert to SNC Holding Corp. in the event of: (i) a default under the promissory note; (ii) failure to pay the minimum royalty obligations; (iii) failure to perform our obligations with respect to commercializing the intellectual property acquired; or (iv) the occurrence of an unauthorized issuance as defined in the agreement.

The total purchase price of the assets acquired was allocated as follows (in thousands):

Intangibles:
Technology	$5,370
Trademarks	450
Total	$5,820

We paid for this acquisition as follows:

Estimated royalty obligations	$3,700
Note at fair value	2,100
Assumption of liabilities	20
Total	$5,820

The estimated fair value of the acquired intangible assets as presented above were determined using discounted cash flow methodology as more fully discussed in Note 3. The assets acquired and consideration paid are recorded at their fair values on the date of acquisition.

3. Intangible Assets

Intangibles assets consist of the following:

	December 31, 2012	December 31, 2011	Lives (in years)
	(in thousands)	(in thousands)
Technology, net of accumulated amortization of $136 and $0	$6,734	$—	14
Customer relationship, net of accumulated amortization of $69 and $0	431	—	7
Trademarks, net of accumulated amortization of $3 and $0	447	—	14
	$7,612	$—

Estimated amortization of intangible assets for the years ending December 31, is as follows (in thousands):

2013	$594
2014	594
2015	594
2016	594
2017	594
Thereafter	4,642

$7,612

 VeriTeQ Acquisition Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements (continued)

Amortization of intangibles charged against income amounted to $0.2 million for the year ended December 31, 2012. We did not have amortization expense from December 14, 2011 (inception) to December 31, 2011.

The estimated fair value of the acquired intangible assets of the acquisitions discussed in Note 2 were determined on the basis of patents and other proprietary rights for technologies, contract lives and estimated revenue, customer relationship and other factors related to forecasted results, and using discounted cash flow methodology using discount rates ranging from 25% to 45%. Under this method, we estimated the cash flows that each of these intangible assets are expected to generate over the course of their expected economic lives. Actual cash flows may differ significantly from these estimates. The expected economic lives of these intangible assets were determined based upon the expected use of the asset, the ability to extend or renew patents and other contractual provisions associated with the asset, the estimated average life of the associated products, the stability of the industry, expected changes in and replacement value of distribution networks, and other factors deemed appropriate.

4. Accrued Expenses

The following table summarizes the significant components of accrued expenses:

	December 31, 2012	December 31, 2011
	(in thousands)
Accrued payroll and payroll related	709	—
Accrued legal	291
Accrued other expenses	72	—
Total accrued expenses	$1,072	$—

5. Notes Payable

Notes payable and long-term debt consists of the following (in thousands):

	December 31,
	2012	2011
	(in thousands)
PSID Note for $200 dated January 11, 2012, bears interest at 5% per annum, net of discount of $43, was originally payable in monthly installments beginning January 11, 2013 through December 11, 2014. Note was amended in July 2013 to allow for conversion into common stock and extend payment terms. See Note 13. (1)	$157	$—
Convertible term note for $125 issued September 25, 2012 net of discount of $31, bears interest at 10% per annum, is convertible into shares of common stock at $1.57 per share and matures on March 31, 2013. Note was issued with warrants to acquire 40 shares of common stock with an exercise price of $1.57 per share. Note was converted into common stock in March 2013. An additional 40 warrants with an exercise price of $1.57 per share were granted in March 2013 as an inducement to the conversion.(2)	94	—
Convertible term note for $125 issued October 12, 2012, net of discount of $39, bears interest at 10% per annum, is convertible into shares of common stock at $1.57 per shares and matures April 10, 2013. Note was issued with warrants to acquire 40 shares of common stock with an exercise price of $1.57 per share. Note was converted into common stock in June 2013. An additional 40 warrants with an exercise price of $1.57 per share were granted in June 2013 as an inducement to the conversion. (1)(2)	86	—
Convertible term note for $100 issued December 31, 2012, net of discount of $55, bears interest at 10% per annum, is convertible into shares of common stock at $1.57 per share and matures June 30, 2013. Note was issued with warrants to acquire 29 shares of common stock with an exercise price of $1.57 per share. Note was converted into common stock in June 2013. An additional 29 warrants with an exercise price of $1.57 per share were granted in June 2013 as an inducement to the conversion.(1)(2)	45	—
Convertible term note for $50 issued December 31, 2012, net of discount of $28, bears interest at 10% per annum, is convertible into shares of common stock at $1.57 per shares and matures June 30, 2013. Note was issued with warrants to acquire 14 shares of common stock with an exercise price of $1.57 per share. Note was converted into common stock in June 2013. An additional 14 warrants with an exercise price of $1.57 per share were granted in June 2013 as an inducement to the conversion.(1)(2)	22	—

Total notes payable	404	—
Less: Current maturities	326	—

Note payable, long-term	$78	$—

Subordinated Convertible Note Payable elected at fair value:

Non-interest bearing subordinated convertible note payable with a principal amount of $3,300 dated December 3, 2012. Note is convertible into shares equal to 1/3 of the shares beneficially held by the CEO on the date of conversion. Note was amended in July 2013 to extend the maturity date to June 2015. The note was recorded at fair value and will be revalued each reporting period with changes in the fair value recorded as other expense/income.	$2,137	$—

(1) These notes have been issued to related parties. See Note 11.

(2) The warrants are more fully described in Note 7.

VeriTeQ Acquisition Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements (continued)

The scheduled payments due based on maturities of current and long-term debt and at December 31, 2012 are presented in the following table:

Year:	Amount
(in thousands)
2013	$500
2014	100
2015	3,300

Total payments	$3,900

Interest expense was $0.1 million during the year ended December 31, 2012 of which approximately $31 thousand related to the beneficial conversion feature of the convertible notes. We did not incur any interest expense from December 14, 2011 (inception) to December 31, 2011. The weighted average effective interest rate was 37.62% for the year ended December 31, 2012.

6. Financial Instruments

Fair Value Measurements

We define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

We apply the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

VeriTeQ Acquisition Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements (continued)

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

During 2012, we had no Level 1 or Level 2 assets or liabilities. The convertible note issued to SNC Holdings Corp., which has a convertible option embedded in the note, and the estimated royalty obligations were valued using Level 3 inputs.

Notes Payable and Long-Term Debt

The carrying amount approximates fair value based on management’s estimate of the applied discount rates and fair value adjustments. The subordinated convertible note with an embedded conversion option was discounted at 22.8% over 2 years.

Accounts Payable, Accrued Expenses, Liability to Related Party Under Shared Services Agreement

The carrying amount of these current liabilities approximates fair value because of the short term nature of these items.

Estimated Royalty Obligations

The carrying amount approximates management’s estimate of the present value of royalty obligations that will be paid, discounted at rates ranging from 25% to 60% for a period from 3 to 14 years.

The liabilities measured at fair value are classified as follows (in thousands):

	December 31, 2012			December 31, 2011
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Liabilities:
Subordinated convertible note with an embedded conversion option	$—	$—	$2,137	$—	$—	$—
Estimated royalty obligations	$—	$—	$4,000	$—	$—	$—

The following is a summary of activity of Level 3 liabilities for the period from the dates of acquisition to December 31, 2012:

	Subordinated note with convertible option	Estimated Royalty Obligation

Fair value on dates of acquisition	$2,100	$4,000
Change in fair value	37	-

Balance at December 31, 2012	$2,137	$4,000

7. Stockholders’ Deficit

Common Stock

At December 31, 2012, we had authorized 50.0 million shares of common stock of which 7.0 million were issued and outstanding. Of the issued and outstanding stock, 5.6 million were issued to our founder and Chief Executive Officer. In February 2013, VeriTeQ increased the number of authorized shares of common stock to 100.0 million.

VeriTeQ Acquisition Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements (continued)

Warrants

We have issued warrants exercisable for shares of common stock for consideration, as follows (in thousands, except exercise price):

	Warrants	Warrants	Exercised/	Balance December	Exercise	Exercisable Period
Series / Issue Date	Authorized	Issued	Forfeited	31, 2012	Price	(years)
Series A / June 2012	95	95	—	95	$0.37	3
Series B / September 2012	40	40	—	40	$1.57	3
Series C /October 2012	40	40	—	40	$1.57	3
Series D /December 2012	14	14	—	14	$1.57	5
Series E /December 2012	29	29	—	29	$1.57	5

	218	218	—	218

The Series A warrants, were issued in connection with a stock subscription agreement under which we also issued approximately 41 thousand shares of our common stock to an investor. The Series A warrants are exercisable at any time during the exercisable periods. The Series A warrant agreement provides for the number of shares to be adjusted in the event of a stock split, a reverse stock split, a share exchange or other conversion or exchange event in which case the number of warrants and the exercise price of the warrants shall be adjusted on a proportional basis.

The Series B, C, D and E warrants were issued in connection with promissory notes, which are more fully described in Note 5. The warrants are exercisable at any time during the exercisable periods. The warrant agreements provide for the number of shares to be adjusted in the event of a stock split, a reverse stock split, a share exchange or other conversion or exchange event in which case the number of warrants and the exercise price of the warrants shall be adjusted on a proportional basis. The total value of these warrants of $0.1 million will be amortized to interest expense over the life of the promissory notes and accordingly, we recorded $31 thousand of non-cash interest expense related to these warrants during 2012.

We determined the value of the warrants issued in 2012 utilizing the following assumptions in the BSM valuation model:

Warrants Issued	Dividend Yield	Volatility	Expected Lives (Yrs.)	Risk-Free Rate	Date of the Assumptions
Series A	0.00%	126.00%	3	.34%	June 1, 2012
Series B	0.00%	126.00%	3	.35%	September 25, 2012
Series C	0.00%	126.00%	3	.35%	October 12, 2012
Series D	0.00%	126.00%	5	.72%	December 31, 2012
Series E	0.00%	126.00%	5	.72%	December 31, 2012

Stock Option Plans

In accordance with the Compensation – Stock Compensation Topic of the Codification, awards granted are valued at fair value and compensation cost is recognized on a straight line basis over the service period of each award. Upon exercise of stock options, our policy is to issue new shares from our authorized but unissued balance of common stock outstanding that have been reserved for issuance under our stock option plans. A summary of the status of our two stock options plan as of December 31, 2012, is presented below.

With the acquisition of PAH in January 2012, we acquired a stock option plan, referred to as the PAH Plan. Under the PAH Plan, the number of shares authorized to be issued or sold, or for which options, Stock Appreciation Rights (“SARs”), or Performance Shares may be granted to our officers, directors, employees and consultants is approximately 1.3 million. As of December 31, 2012, approximately 1.3 million options have been granted, net of forfeitures, approximately 1.3 million options are outstanding, and approximately 43 thousand shares are available for future issuance. The options were fully vested on the date of acquisition of PAH in January 2012. Of the outstanding options, 0.7 million expire in 2020 and 0.6 million expire in 2021.

Under our 2012 Stock Plan, the number of shares authorized to be issued or sold, or for which options, SARs, or Performance Shares may be granted to our officers, directors, employees and consultants is approximately 1.9 million. As of December 31, 2012, 0.3 million options have been granted, net of forfeitures, 0.3 million options are outstanding, and 1.6 million shares are available for future issuance. The options vest as determined by our board of directors and expire, on average, five years from the date of grant.

VeriTeQ Acquisition Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements (continued)

Stock Option Activity

During 2012, the fair value of the options granted under the 2012 Stock Plan had a weighted average fair value of $0.90 per share. There were no stock options granted or outstanding from December 14, 2011 (inception) to December 31, 2011.

We account for our stock-based compensation plans in accordance with ASC 718-10, Compensation – Stock Compensation. Under the provisions of ASC 718-10, the fair value of each stock option is estimated on the date of grant using a BSM option-pricing formula, and amortizing that value to expense over the over the expected performance or service periods using the straight-line attribution method. The weighted average values of the assumptions used to value the options granted in 2012 under the 2012 Stock Plan were as follows: expected term of 5 years, expected volatility of 126%, risk-free interest rates of 0.67%, and expected dividend yield of 0%. The expected life represents an estimate of the weighted average period of time that options are expected to remain outstanding given consideration to vesting schedules and the Company’s historical exercise patterns. Expected volatility is estimated based on the historical volatility of similar companies’ common stock. The risk free interest rate is estimated based on the U.S. Federal Reserve’s historical data for the maturity of nominal treasury instruments that corresponds to the expected term of the option. The expected dividend yield is 0% based on the fact that we have never paid dividends and have no present intention to pay dividends. See Note 2 for the fair value of the options assumed in the PAH acquisition and the assumptions used in the BSM model used to value the options.

During the year ended December 31, 2012, we recorded approximately $0.4 million in compensation expense related to the stock options granted under the 2012 Stock Plan to our directors, employees and consultants (who provide corporate support services).

A summary of the stock option activity for our stock options plans for 2012 is as follows (shares in thousands):

	2012		2011
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price

Outstanding on January 1	—	$—	—	$—
Assumed in PAH acquisition	1,307	0.05
Granted	458	1.07	—	—
Forfeited or expired	(234)	0.31	—	—
Outstanding at December 31	1,531	0.31	—	—

Exercisable at December 31(1)	1,264	0.05	—	—
Vested or expected to vest at December 31(2)	1,531	0.31	—	—
Shares available on December 31 for options that may be granted	1,684		—

(1)

The intrinsic value of a stock option is the amount by which the fair value of the underlying stock exceeds the exercise price of the option. The fair value of our common stock was $1.57 at December 31, 2012. As of December 31, 2012, the aggregate intrinsic value of options outstanding, exercisable and vested or expected to vest was $1.9 million.

(2)	The weighted average remaining contractual life for exercisable options is 7.9 years, and for options vested or expected to vest, is 7.3 years, as of December 31, 2012.

As of December 31, 2012, there was no unrecognized compensation cost related to unvested stock options granted under our plans, as all unvested options at December 31, 2012 vest on January 1, 2013. No options vested in 2012.

VeriTeQ Acquisition Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements (continued)

The following table summarizes information about our stock options at December 31, 2012 (shares in thousands):

	Outstanding Options			Exercisable Stock Options
Range of Exercise Prices	Shares	Weighted- Average Remaining Contractual Life in Years	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
$0.00 to $0.50	1,264	7.9	$0.05	1,264	$0.05
$0.51 to $1.00	—	—	—	—	—
$1.00 to $1.50	—	—	—	—	—
$1.51 to $2.00	267	4.6	1.57	—	—
Total stock options	1,531	7.3	0.31	1,264	0.05

8. Income Taxes

The benefit for income taxes consists of:

	December 31, 2012	December 14, 2011 (Inception) to December 31, 2011
Current income tax benefit	—	—

Deferred income taxes benefit	800	—
Total income tax benefit	$800	$—

The income tax benefit for 2012 related to the recognition of a deferred tax liability associated with the PAH acquisition. We have incurred losses and therefore have provided a valuation allowance of approximately $0.1 million against our net deferred tax asset.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

	2012	2011
Deferred tax assets:
Accrued compensation and stock-based compensation	$401	$—
Net operating loss carryforwards	454	7
Gross deferred tax assets	855	7
Valuation allowance	(152)	(7)
Deferred tax liabilities:
Amortization of intangible assets	(703)	—
Gross deferred tax liabilities	(703)	—
Net Deferred Tax Assets	$—	$—

The valuation allowance for deferred tax assets increased by $0.2 million in 2012, due primarily to the generation of net operating losses

At December 31, 2012, we had U.S. net operating loss carryforwards of approximately $1.2 million for income tax purposes, which expire in 2032.

The amount of any benefit from our U.S. tax net operating losses is dependent on: (1) our ability to generate future taxable income and (2) the unexpired amount of net operating loss carryforwards available to offset amounts payable on such taxable income. Any greater than a fifty percent change in ownership under IRC section 382 places significant annual limitations on the use of our U.S. net operating losses to offset any future taxable U.S. income we may generate. Certain transactions could cause a more than fifty percent ownership change in the future, including (a) additional issuances of shares of common stock by us or (b) acquisitions or sales of shares by certain holders of our shares, including persons who have held, currently hold, or accumulate in the future five percent or more of our outstanding stock.

VeriTeQ Acquisition Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements (continued)

The reconciliation of the effective tax rate with the statutory federal income tax (benefit) rate is as follows:

	2012	2011
	%	%

Statutory tax/(benefit) rate	(35)	(35)
State income taxes, net of federal benefits	(4)	(4)
Change in deferred tax asset valuation allowance	6	39
	(33)	—

We file income tax returns in the U.S. federal jurisdiction and various states in which we operate. We have not yet filed our U.S. federal and state income tax returns for 2012 and we do not currently have any examinations ongoing. Tax returns for the years 2011 onwards are subject to federal, state or local examinations. The Company has no unrecognized tax benefits for the years ended December 31, 2012 and 2011.

9. Loss Per Share

A reconciliation of the numerator and denominator of basic and diluted loss per share is provided as follows, in thousands, except per share amounts:

	For the Year Ended December 31, 2012	For the Period from December 31, 2011 (Inception) to December 2011
Numerator for basic and diluted loss per share:
Loss from continuing operations	$(1,605)	$(18)
Denominator for basic and diluted loss per share:
Basic and diluted weighted-average shares outstanding (1)	6,529	—
Loss per share — basic and diluted
Total — basic and diluted	$(0.25)	$(0.00)

(1)

The following stock options and warrants and shares issuable upon conversion of convertible notes payable outstanding at December 31, 2012 were not included in the computation of dilutive loss per share because the net effect would have been anti-dilutive:

	December 31, 2012	December 31, 2011
	(in thousands)
Stock options	1,531	—
Warrants	218	—
Shares issuable upon conversion of convertible notes payable	2,308	—
	4,057	—

10. Commitments and Contingencies

Rentals of space, a vehicle, and office equipment under operating leases amounted to approximately $11 thousand for the year ended December 31, 2012. We did not incur rent expense from December 14, 2011 (inception) to December 31, 2011. We lease our headquarter office facility under a lease expiring in May 2018.

VeriTeQ Acquisition Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements (continued)

Employment Arrangements

We had the following employment arrangements effective as of December 31, 2012:

Employment Agreement with Scott R. Silverman

Effective January 1, 2012, we and our CEO, Mr. Scott R. Silverman entered into the Employment and Non-Compete Agreement (the “2012 Employment Agreement”). The 2012 Employment Agreement terminated five years from the effective date. The 2012 Employment Agreement provided for an annual base salary in 2012 of $300,000 with minimum annual increases of 10% of the base salary and an annual bonus equal to the annual base salary then in effect. Mr. Silverman was also entitled to an annual non-allocable expense payment of $45,000 each year and other fringe benefits. If Mr. Silverman’s employment was terminated prior to the expiration of the term of the 2012 Employment Agreement, Mr. Silverman was to receive (i) all earned but unpaid salary and bonuses; (ii) the greater of the base salary from the date of termination through December 31, 2016 or two times the base salary; and (iii) the average bonus paid by us to Mr. Silverman for the last three full calendar years (or such lesser time period if the 2012 Employment Agreement was terminated less than three years from the effective date), plus certain fringe benefits required to be paid by us. In addition, the 2012 Employment Agreement contained a change of control provision that provided for the payment of five times the then current base salary and five times the average bonus paid to Mr. Silverman for the three full calendar years immediately prior to the change of control, as defined in the 2012 Employment Agreement. Any outstanding stock options and restricted stock held by Mr. Silverman as of the date of his termination or a change of control became vested and exercisable as of such date, and remained exercisable during the remaining life of the option. Mr. Silverman’s 2012 Employment Agreement was terminated effective July 8, 2013 at which time Mr. Silverman entered into a new employment agreement as more fully discussed in Note 13.

Employment Agreement with Randolph Geissler

On January 2, 2013, we entered into an employment agreement with our president, Mr. Randolph Geissler with an effective date of September 1, 2012 (the “Geissler 2012 Agreement”). The Geissler 2012 Agreement called for an annual base salary of $200,000 and discretionary annual and incentive bonuses. The term of the Geissler 2012 Agreement was two years from the effective date and could be extended by mutual consent of the parties. The Geissler 2012 Agreement also provided for the issuance on January 2, 2013 of 4.5 million restricted shares of our common stock, which vested the earlier of January 2, 2015 or a change of control of the Company. Payments of compensation under the Geissler 2012 Agreement commenced within 30 days of us receiving a capital investment from any third party in excess of $5.0 million, the first payment of which was to be retroactive to September 1, 2012 and included any and all sums due and owing to Mr. Geissler at that time. Upon termination of the Geissler 2012 Agreement by Mr. Geissler or us, Mr. Geissler was entitled to receive any earned but unpaid salary and bonuses and all outstanding stock options and restricted stock was to be forfeited. Upon termination of the agreement by us without cause, Mr. Geissler was also entitled to receive certain fringe benefits through December 2014. Upon a change of control as defined in the agreement, Mr. Geissler was entitled to receive any earned but unpaid salary and bonuses and any outstanding stock options and restricted stock was to vest and the stock options were to remain exercisable through the life of the option. The Geissler 2012 Agreement was terminated effective July 8, 2013 at which time Mr. Geissler entered into a new employment agreement as more fully discussed in Note 13.

The approximate minimum payments required under operating leases and employment contracts that have initial or remaining terms in excess of one year at December 31, 2012, are as follows (in thousands):

Year	Minimum Rental Payments	Employment Contracts
2013	$30	$972
2014	48	954
2015	47	948
2016	40	1,087
2017	42	—
Thereafter	17	—

	$224	$3,961

For purposes of the above schedule, it is assumed that payments under the employment agreement with Mr. Geissler commence in 2013.

VeriTeQ Acquisition Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements (continued)

11. Related Party Transactions

Shared Services Agreement with PSID

We entered into a shared services agreement (“SSA”) with PSID on January 11, 2012, pursuant to which PSID agreed to provide certain services, including administrative, rent, accounting, business development and marketing, to us in exchange for $30,000 per month. The SSA has also included working capital advances from time to time. The term of the SSA commenced on January 23, 2012. The first payment for such services was not payable until we received gross proceeds of a financing of at least $500,000. On June 25, 2012, the level of resources provided under the SSA was reduced and the agreement was amended, pursuant to which all amounts owed to PSID under the SSA as of May 31, 2012 were converted into 436,201 shares of our common stock valued at $0.2 million. In addition, effective June 1, 2012, the monthly charge for the shared services under the Shared Services Agreement was reduced from $30,000 to $12,000.

On August 28, 2012, the SSA was further amended to align with the level of services being provided, pursuant to which, effective September 1, 2012, the monthly charge for the shared services under the SSA was reduced from $12,000 to $5,000. As of December 31, 2012, we owed PSID $138 thousand, for shared services and working capital advances. On April 22, 2013, we and PSID entered into a non-binding letter agreement in which PSID agreed to provide up to an additional $60,000 of support during April and May 2013.

Notes Payable

During 2012, we issued notes payable to certain directors, officers and a relative of a director. These notes are further discussed in Note 5.

Issuance of Shares to Blue Moon Energy Partners, LLC

In April 2012, we issued 218,094 shares to Blue Moon Energy Partners, LLC (“Blue Moon”) for a cash value of $80,000. Our chief executive officer is a manager and controlling person of R&R Consulting Partners, LLC which is a member with a 50% interest in Blue Moon.

12. Supplemental Cash Flow Information

We had the following non-cash operating, investing and financing activities (in thousands):

	For the year ended December 31, 2012	From December 14, 2011 (Inception) to December 31, 2011
Non-cash operating activities:
Issuance of shares of common stock to settle the partial payment under a shared services agreement	$160	$—
Non-cash investing and financing activities:
Acquisition of assets under asset purchase agreement for note payable and estimated royalty obligations	$5,820	$—
Acquisition of assets for common stock, stock options assumed and a promissory note	$1,200	$—

13. Subsequent Events

Share Exchange Agreement with Digital Angel

On June 24, 2013, we and our stockholders entered into a share exchange agreement (the “Exchange Agreement”) with Digital Angel Corporation (“Digital Angel”) and on July 8, 2013, we closed the transaction. Pursuant to the terms of the Exchange Agreement, we exchanged all of our issued and outstanding shares of common stock for 4,107,592 shares of Digital Angel’s Series B Convertible Preferred Stock (the “Series B Preferred Stock”). On July 10, 2013, Digital Angel realized that it incorrectly issued the Series B Preferred Stock and as result, on July 12, 2013, it exchanged the Series B Preferred Stock for 410,759 shares of its newly created Series C convertible preferred stock, par value $10.00 (the “Series C Preferred Stock”). The terms of the Series C Preferred Stock are substantially similar to the Series B Preferred Stock, including the aggregate number of shares of common stock into which the Series C Preferred Stock is convertible. Each share of Series C Preferred Stock will be converted into twenty shares of Digital Angel’s common stock, par value $0.01 per share (the “Conversion Shares”), automatically upon the effectiveness of the Reverse Stock Split (as defined below) (such transaction is sometimes to referred to herein as the “Share Exchange”). In addition, all outstanding stock options to purchase shares of our common stock, whether or not exercisable or vested, will be converted into options to acquire shares of Digital Angel’s common stock (the “Substitute Options”), and all outstanding warrants to purchase shares of our common stock will be converted into warrants to purchase shares of Digital Angel’s common stock (the “Converted Warrants”). As a result of the Share Exchange and the issuance of the Substitute Options and the Converted Warrants, we became a wholly-owned subsidiary of Digital Angel, and our shareholders owned on July 12, 2013 approximately 91% of Digital Angel’s common stock, on an as converted, fully diluted basis (including outstanding stock options and warrants). Based on the terms of the transaction, we were the accounting acquirer and as a result, going forward, our operating results became the historical operating results of Digital Angel.

VeriTeQ Acquisition Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements (continued)

The Series C Preferred Stock consists of 500,000 authorized shares, 410,759 of which have been issued. The shares of Series C Preferred Stock issued to our shareholders in connection with the Share Exchange will, by their principal terms:

(a)

convert into a total of 8,215,184 Conversion Shares, at which time the Conversion Shares will constitute approximately 88% of the issued and outstanding shares of common stock of Digital Angel, following the “Reverse Stock Split” (as defined below);

(b)	have the same voting rights as holders of Digital Angel’s common stock on an as-converted basis for any matters that are subject to stockholder vote;
(c)	not be entitled to any dividends; and
(d)	be treated pari passu with the common stock on liquidation, dissolution or winding up of Digital Angel.

On July 12, 2013, Digital Angel obtained approval from a majority of its shareholders for and will effectuate a one for thirty (1:30) reverse stock split (the “Reverse Stock Split”). The Reverse Stock Split would cause the total number of shares of common stock outstanding, including the shares underlying the Series C Preferred Stock, to equal 9,286,007 shares of Digital Angel based on the shares outstanding on September 4, 2013. The Reverse Stock Split will not affect the number of shares of Digital Angel’s authorized common stock.

In connection with the Share Exchange, Digital Angel is also going to change its name to “VeriTeQ Corporation.”

On July 12, 2013, pursuant to the Exchange Agreement, a majority of Digital Angel’s voting stockholders adopted resolutions by written consent approving the Digital Angel Corporation 2013 Stock Incentive Plan, under which employees, including officers and directors, and consultants may receive awards.

New Employment Agreements of Executive Officers

In connection with the closing of the transaction with Digital Angel, Digital Angel’s former board of directors approved employment agreements with Messrs. Silverman and Geissler.

Employment Agreement between Digital Angel and Scott R. Silverman

Effective with the closing of Exchange Agreement, Digital Angel and Mr. Silverman entered into a new employment agreement (the “Silverman Employment Agreement”) appointing Mr. Silverman as the chief executive officer of Digital Angel, effective as of July 8, 2013 until December 31, 2016. Under the Silverman Employment Agreement, Mr. Silverman will receive a base salary of $330,000, which base salary will be reviewed annually and is subject to a minimum increase of 5% per annum during each calendar year of the term. During the term, Mr. Silverman will be eligible to receive an annual bonus, subject to approval of the board, ranging from 0% to 100% of earned base salary based on performance metrics and goals determined annually by the board. Mr. Silverman is also entitled to (i) an annual non-allocable expense payment of $30,000 payable in two equal installments on or before April 1st and October 1st of each year; (ii) reimbursement of $1,000 per month towards automobile lease or financing payments; (iii) reimbursement of disability insurance of up to $1,000 per month; and (iv) reimbursement of health benefits of up to $5,000 per year.

Under the Silverman Employment Agreement, Digital Angel agreed to satisfy certain currently unpaid contractual obligations under Mr. Silverman’s 2012 Employment Agreement aggregating $912,116 (the “Silverman Contractual Obligations”) if Digital Angel receives gross proceeds of an aggregate of $3,000,000 in cash in any capital investment or capital raise or series of capital investments or capital raises. The Silverman Contractual Obligations shall be payable as follows: (i) one-third (1/3rd) in cash and (ii) two-thirds (2/3rds) in shares of restricted Digital Angel common stock, based on the closing price of a share of Digital Angel’s common stock on the closing date of the investment.

VeriTeQ Acquisition Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements (continued)

If Mr. Silverman’s employment is terminated prior to the expiration of the term, certain payments become due. In the event Mr. Silverman is terminated with cause or he terminates for any reason other than good reason, Mr. Silverman is entitled to receive (i) earned or accrued but unpaid, base salary, through the date of termination, (ii) any bonus earned or accrued and vested, but unpaid, (iii) the economic value of the employee’s accrued, but unused, vacation time, and (iv) any unreimbursed business expenses incurred by the employee (collectively, the “Accrued Obligations”). In the event Mr. Silverman is terminated without cause or he terminates for good reason, Mr. Silverman is entitled to receive the Accrued Obligations and a termination payment equal to his base salary from the date of termination through December 31, 2016, plus the average annual bonus paid over the last three (3) full calendar years (or 60% of his base salary if the Silverman Employment Agreement is terminated before Mr. Silverman has been employed for three full years), plus certain benefits as set forth in the Silverman Employment Agreement.

In addition, the Silverman Employment Agreement contains a change of control provision that provides for the payment of 299% of Mr. Silverman’s base salary plus 299% of the average annual bonus paid over the last three (3) full calendar years (or 60% of base salary if the Silverman Employment Agreement is terminated before Mr. Silverman has been employed for three full years). Any outstanding stock options and unvested restricted stock held by Mr. Silverman as of the date of termination (other than for cause or by Mr. Silverman without good reason) or a change of control shall become vested and exercisable as of such date, and remain exercisable during the life of the option. In the event Mr. Silverman is terminated for cause or terminates without good reason, any unvested options and restricted stock awards shall terminate and all vested options shall remain exercisable for a period of ninety (90) days. The Silverman Employment Agreement also contains non-compete and confidentiality provisions which are effective from the date of employment through eighteen months from the date the Silverman Employment Agreement is terminated.

Employment Agreement between the Company and Randolph K. Geissler

Effective with the closing of Exchange Agreement, Digital Angel and Mr. Geissler entered into a new employment agreement (the “Geissler Employment Agreement”) appointing Mr. Geissler as president of Digital Angel, effective as of July 8, 2013. The Geissler Employment Agreement is for a term of two (2) years and is renewable for additional one (1) year periods upon mutual agreement. Under the Geissler Employment Agreement, Mr. Geissler will receive a base salary of $200,000, which base salary will be reviewed annually and is subject to a minimum increase of 5% per annum each calendar year. Mr. Geissler will be eligible to receive an annual bonus, subject to approval of the board, ranging from 0% to 100% of earned base salary based on performance metrics and goals determined annually by the board.

Under the Geissler Employment Agreement, the Company agreed to satisfy certain currently unpaid contractual obligations under Mr. Geissler’s January 2, 2013 employment agreement of $166,666 (the “Geissler Contractual Obligations”) if Digital Angel receives gross proceeds of an aggregate of $3,000,000 in cash in any capital investment or capital raise or series of capital investments or capital raises. The Geissler Contractual Obligations shall be payable as follows: (i) one-third (1/3rd) in cash and (ii) two-thirds (2/3rds) in shares of restricted Digital Angel common stock, based on the closing price of a share of Digital Angel’s common stock on the closing date of the investment.

If Mr. Geissler’s employment is terminated for cause or he terminates for any reason other than good reason, Mr. Geissler is entitled to receive the Accrued Obligations. In the event Mr. Geissler is terminated without cause or he terminates for good reason, or is terminated as a result of a change of control, Mr. Geissler is entitled to receive the Accrued Obligations and a termination payment equal to his base salary plus a target bonus of 60% of his base salary. Any outstanding stock options and unvested restricted stock held by Mr. Geissler as of the date of termination (other than for cause or by Mr. Geissler without good reason) or a change of control shall become vested and exercisable as of such date, and remain exercisable during the life of the option. In the event Mr. Geissler is terminated for cause or terminates without good reason, any unvested options and restricted stock awards shall terminate and all vested options shall remain exercisable for a period of ninety (90) days. The Geissler Employment Agreement also contains non-compete and confidentiality provisions which are effective from the date of employment through one year from the date the Geissler Employment Agreement is terminated.

VeriTeQ Acquisition Corporation

(A Development Stage Company)

Notes to Consolidated Financial Statements (continued)

Investment from Digital Angel Corporation Director

Following Digital Angel’s approval of the Share Exchange, we approached Digital Angel for a small, short-term bridge loan or equity investment. In light of the many conditions to closing, Digital Angel’s board decided not to make the loan or investment. Digital Angel’s then interim chief executive officer and president and then chairman of Digital Angel’s board, Daniel E. Penni, agreed to make a $25,000 equity investment in us. As a result of such investment in June 2013, Mr. Penni owned 100,000 shares of our common stock, which have been exchanged for 954 shares of Digital Angel’s Series C Preferred Stock. Mr. Penni continues to serve as a member of Digital Angel’s board.

Letter Agreement with PSID

On July 8, 2013, we entered into a letter Agreement with PSID (the “July Letter Agreement”) to amend certain terms of several agreements between PSID and us. The July Letter Agreement amended certain terms of the SSA entered into between PSID and us on January 11, 2012, as amended, the APA entered into on August 28, 2012, as amended, and the PSID Note dated January 11, 2012, in favor of PSID in the principal amount of $200,000. Digital Angel has agreed to assume the obligations under the PSID Note in connection with the Share Exchange as of the date of the July Letter Agreement.

The July Letter Agreement defines the conditions of:

(iv)

The termination of the SSA, including payment of approximately $290,000 owed from us to PSID on July 8, 2013 as soon as possible with any unpaid balance due and payable upon our completing a capital raise in excess of $3 million. In the event the balance is unpaid at October 31, 2013, interest will accrue at a rate of 10% per annum.

(v)

The elimination of minimum royalties payable to PSID under the APA in their entirety. In the event that royalty payments under the APA based on our attainment of certain sales levels are not at least $800,000 for the calendar year 2014, PSID shall have the option to require us to transfer the patents acquired to PSID. If PSID chooses to not exercise this option, PSID shall have the option to receive a non-exclusive perpetual, worldwide, fully paid license to said patents.

(vi)

An amendment to the PSID Note, with a principal and interest balance of $228,000 on July 8, 2013, to provide that no interest will accrue on the PSID Note from July 8, 2013 to September 30, 2013 and to include a conversion feature under which the PSID Note may be repaid, at the Company’s option, in Digital Angel’s common stock in lieu of cash.

Pursuant to the terms of the July Letter Agreement, Digital Angel is in the process of issuing 50 thousand shares of its common stock in connection with the repayment of the PSID Note and has agreed to issue an additional 102,460 shares of common stock as soon as possible thereafter. The shares to be issued by Digital Angel to PSID under the July Letter Agreement will be issued in private placement in reliance upon the exemption from the registration requirements set forth in the Act provided for in Section 4(2) of the Securities Act, and Rule 506 of Regulation D promulgated by the SEC thereunder.

UNAUDITED PRO FORMA

CONDENSED COMBINED STATEMENTS OF OPERATIONS INTRODUCTION

The accompanying unaudited pro forma condensed combined statements of operations reflect the results of their condensed combined operations of VeriTeQ Corporation (“VC”) and VeriTeQ Acquisition Corporation (“VAC”) for the nine-months ended September 30, 2013, and for the year ended December 31, 2012 after giving effect to the acquisition of VAC, as more fully described below. The unaudited pro forma condensed combined statements of operations for the nine-months ended September 30, 2013 and for the year ended December 31, 2012 give effect to the acquisition as if it had occurred on January 1, 2012. As a result of the Share Exchange Agreement further discussed below, all share information in the pro forma financial statements have been adjusted to reflect the exchange ratio of 0.19083 as if the share exchange had occurred at the beginning of the periods presented.

The pro forma adjustments reflecting the consummation of the acquisition are based upon the purchase method of accounting and upon the assumptions set forth in the disclosures hereto. On July 8, 2013, the closing date of the Share Exchange, the issued and outstanding shares of VAC’s common stock were converted into the right to receive 4,107,592 shares of VC’s Series B Preferred Stock. On July 10, 2013, VC realized that it incorrectly issued the Series B Preferred Stock and as result, on July 12, 2013, it exchanged the Series B Preferred Stock for 410,759 shares of its newly created Series C Preferred Stock. The terms of the Series C Preferred Stock are substantially similar to the Series B Preferred Stock, including the aggregate number of shares of common stock into which the Series C Preferred Stock is convertible. Each share of Series C Preferred Stock was converted into twenty shares of VC’s common stock on October 18, 2013, upon the effectiveness of a 1:30 reverse stock split. In addition, all outstanding stock options to purchase shares of VAC common stock, whether or not exercisable or vested, were converted into options to acquire shares of VC’s common stock and all outstanding warrants to purchase shares of VAC’s common stock were converted into warrants to purchase shares of VC’s common stock. As a result of the Share Exchange, VAC became a wholly-owned subsidiary of VC, and VAC’s shareholders owned on July 12, 2013 approximately 89% of VC’s outstanding common stock.

Given VAC’s shareholders’ ownership in VC as a result of the Share Exchange, VAC is considered to be the acquiror for accounting purposes and the transaction is accounted for in the financial statements of VC as a reverse acquisition of VC by VAC under the accounting rules for business combinations.

The unaudited pro forma condensed statements of operations were prepared in accordance with the regulations of the SEC. The pro forma adjustments reflecting the completion of the Share Exchange are based upon the reverse acquisition method of accounting in accordance with GAAP and upon the assumptions set forth in the notes to the unaudited pro forma condensed combined financial statements.

The historical financial data has been adjusted to give pro forma effect to events that are (i) directly attributable to the Share Exchange; (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results.

The pro forma adjustments do not reflect any operating efficiencies and cost savings that may be achievable with respect to the combined companies.

The following information is not necessarily indicative of the operating results that would have occurred had the Share Exchange been consummated at the beginning of the periods for which the consummation of the transaction is being given effect. The pro forma information is presented for illustrative purposes only and may not be indicative of the results that would have been obtained had the Share Exchange actually occurred on the dates presented.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Nine-Months Ended September 30, 2013

	VeriTeQ Corporation Historical Nine- Months Ended September 30, 2013	VeriTeQ Corporation (f/k/a Digital Angel Corporation) Historical From January 1, 2013 to July 8, 2013	Pro Forma Adjustments		Pro Forma Combined Nine-Months Ended September 30, 2013
	(In thousands, except per share data)

Operating expenses:
Selling, general and administrative expenses	$3,734	$726			$4,460
Severance and separation expense reversal	--	(350)			(350)
Depreciation and amortization	446	1			447
Total operating loss	(4,180)	(377)	--		(4,557)
Other income (expense)	(3,696)	1			(3,695)
Interest expense	(482)	--	--		(482)
Loss from continuing operations before income taxes	(8,358)	(376)	--		(8,734)
Provision for income taxes	--	--	--		--
Loss from continuing operations	$(8,358)	$(376)			$(8,734)
Loss from continuing operations per common share—basic and diluted	$(1.00)				$(0.96)
Weighted average number of common shares outstanding—basic and diluted	8,342		753	(A)	9,095

The unaudited pro forma condensed combined statement of operations for the nine-months ended September 30, 2013 gives effect to the combined results of operations for the period as if the Share Exchange had occurred on January 1, 2013.

PRO FORMA ADJUSTMENTS FOR THE UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE NINE-MONTHS ENDED SEPTEMBER 30, 2013 ARE AS FOLLOWS:

(A)	Represents the adjustment of the historical weighted-average shares of VC’s (f/k/a Digital Angel) common stock for the period from January 1, to July 7, 2013.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2012

	VeriTeQ Acquisition Corporation Historical Year Ended December 31, 2012	VeriTeQ Corporation (f/k/a Digital Angel Corporation) Historical Year Ended December 31, 2012	Pro Forma Adjustments		Pro Forma Combined Year Ended December 31, 2012
	(In thousands, except per share data)

Operating expenses:
Selling, general and administrative expenses	$2,064	$1,756			$3,820
Severance expense	--	346			346
Development expenses	--	295			295
Depreciation and amortization	208	2	--		210
Total operating expenses	2,272	2,399	--		4,671
Interest expense	133	7			140
Loss before income taxes	(2,405)	(2,406)	--		(4,811)
Benefit for income taxes	800	53			853
Net loss from continuing operations	$(1,605)	$(2,353)	$--		$(3,958)

Loss per common share—basic and diluted	$(0.25)				$(0.52)
Weighted average number of common shares outstanding—basic and diluted	6,529		1,018	(B)	7,547

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2012 gives effect to the combined results of operations for the period as if the Share Exchange had occurred on January 1, 2012.

PRO FORMA ADJUSTMENTS FOR THE UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2012 ARE AS FOLLOWS:

(B)	Represents the adjustment of the historical weighted-average shares of VC’s (f/k/a Digital Angel) common stock for the period from January 1, to December 31, 2012.

PART II — INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item. 13 Other Expenses of Issuance and Distribution.

The following table sets forth the expenses (other than underwriting discounts and commissions), which, other than the SEC registration fee, are estimates, payable by us in connection with the sale and distribution of the securities registered hereby:

Securities and Exchange Commission registration fee	$95
Transfer Agent Fees	$1,000	*
Accounting fees and expenses	$40,000	*
Legal fees and expense	$40,000	*
Printing fees and expenses	10,500	*
Miscellaneous	$3,405	*
Total	$95,000

*Estimated.

All amounts are estimates other than the SEC’s registration fee. The Company is paying all of the registration expenses incurred in connection with the registration of the shares. No portion of these expenses will be borne by the selling security holders. The selling security holders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.

Item 14. Indemnification of Directors and Officers.

Under Section 145 of the Delaware General Corporation Law, or the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145 also provides that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Notwithstanding the instances outlined above where a corporation may indemnify its current and former directors and officers, a corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such. Correspondingly, we have purchased and maintain insurance on behalf of our directors and officers against any liability asserted against such directors and officers in their capacities as such.

Our certificate of incorporation and bylaws provide that we shall indemnify, to the full extent permitted by law, any of our current or former directors or officers and that we may indemnify, to the full extent permitted by law, any of our current or former employees or agents against all expense, liability and loss incurred as a result of such service, or as a result of any other service on our behalf, or service at our request as a director, officer, employee member or agent of another corporation, partnership, joint venture, trust or other enterprise.

Item 15. Recent Sales of Unregistered Securities.

We made the foregoing stock issuances in reliance upon the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

1)	On April 28, 2011, we issued 6,578 shares of our common stock to Hark Vasa as price protection shares pursuant to a legal settlement agreement.

2)	On May 4, 2012, we issued 16,666 shares of our common stock to Sean Kenlon in connection with a strategic advisory agreement.

4)	On May 4, 2012, we issued 16,666 shares of our common stock to Harris Shapiro in connection with a strategic advisory agreement.

5)	On July 15, 2013, we issued 41,666 shares of our common stock to Dawson James Securities, Inc. as consideration for financial advisory services.

6)	On October 10, 2013, we issued 16,666 shares of our common stock to PositiveID Corporation for partial conversion of a promissory note.

7)	On October 21, 2013, we issued 33,333 shares of our common stock to CEOcast Inc. as consideration for consulting services.

8)	On November 8, 2013, we issued 30,000 shares of our common stock to MockingJay as consideration for consulting services.

9)	On November 11, 2013, we issued 100,000 shares of our common stock to Verge Consulting as consideration for consulting services.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit No.	Description

2.1

Share Exchange Agreement dated as of June 24, 2013, among the Company, VeriTeQ and the VeriTeQ Shareholders (filed as Exhibit 2.1 to Registrant’s Current Report on Form 8-K filed with the Commission on June 25, 2013)

3.1	Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed with the Commission on October 24, 3013)

3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.3 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on August 9, 2007)

3.3	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 10.3 to Registrant’s Current Report on Form 8-K filed with the Commission on September 28, 2009)

3.4	Certificate of Designations of Series B Convertible Preferred Stock (filed as Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed with the Commission on July 12, 2013)

3.5	Certificate of Designations of Series C Convertible Preferred Stock (filed as Exhibit 3.2 to Registrant’s Current Report on Form 8-K filed with the Commission on July 12, 2013)

3.6	Certificate of Elimination of the Series B Convertible Preferred Stock (filed as Exhibit 3.3 to Registrant’s Current Report on Form 8-K filed with the Commission on July 12, 2013)

4.1	Form of Warrant and Schedule of Holders (filed as Exhibit 4.1 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013)

5.1	Legal Opinion of Holland & Knight LLP†

10.1

Applied Digital Solutions, Inc. 1999 Flexible Stock Plan, as amended (incorporated herein by reference to Exhibit 4.2 to Registrant’s Registration Statement on Form S-8 (File No. 333-118776) filed with the Commission on September 3, 2004)*

10.2

Amended and Restated Digital Angel Corporation Transition Stock Option Plan, as amended (incorporated herein by reference to Exhibit 4.1 to Registrant’s Registration Statement on Form S-8 (file No. 333-148958) filed with the Commission on January 31, 2008)*

10.3

Applied Digital Solutions, Inc. 1999 Employees Stock Purchase Plan, as amended (incorporated by reference to Exhibit 4.2 to Registrant’s Registration Statement on Form S-8 (File No. 333-126229) filed with the Commission on June 29, 2005)*

10.4

Digital Angel Corporation 2003 Flexible Stock Plan, as Amended (incorporated by reference to Exhibit 4.1 to Registrant’s Registration Statement Under The Securities Act of 1933 on Form S-8 filed with the Commission on October 16, 2009)*

10.5	Digital Angel Corporation 2013 Stock Incentive Plan (filed as Exhibit 10.3 to Registrant’s Current Report on Form 8-K filed with the Commission on July 12, 2013)*

10.6

Indemnification Agreement between Digital Angel Corporation (“Parent”) and Patricia M. Petersen (“Indemnitee”) dated July 22, 2011 (incorporated by reference to Exhibit 10.4 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on August 19, 2011.)

10.7

Indemnification Agreement between Digital Angel Corporation (“Parent”) and Joseph J. Grillo (“Indemnitee”) dated July 22, 2011 (incorporated by reference to Exhibit 10.5 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on August 19, 2011.)

10.8

Employment Agreement effective January 1, 2008 between Applied Digital Solutions, Inc. and Joseph J. Grillo (incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed with the Commission on January 4, 2008)*

10.9

Amendment to Employment Agreement between Digital Angel Corporation and Joseph J. Grillo dated May 6, 2011 (incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed with the Commission on May 12, 2011)*

10.10

Letter Agreement between Lorraine M. Breece and Digital Angel Corporation dated July 14, 2011 (incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed with the Commission on August 4, 2011)*

10.11

Indemnification Agreement between Digital Angel Corporation (“Parent”) and Daniel Penni (“Indemnitee”) dated February 1, 2012 (incorporated by reference to Exhibit 10.52 to Registrant’s Annual Report on Form 10-K filed with the Commission on March 29, 2012)

10.12

Indemnification Agreement between Digital Angel Corporation (“Parent”) and Lorraine Breece (“Indemnitee”) dated March 6, 2012 (incorporated by reference to Exhibit 10.54 to Registrant’s Annual Report on Form 10-K filed with the Commission on March 29, 2012)

10.13

Employment Agreement effective as of August 23, 2012 between Digital Angel Corporation and L. Michael Haller (incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed with the Commission on August 28, 2012)*

10.14

Amendment to Employment Agreement between Digital Angel Corporation and L. Michael Haller executed April 10, 2013 and effective on May 3, 2013 (filed as Exhibit 10.2 to Registrant’s Current Report on Form 8-K filed with the Commission on May 7, 2013)*

10.15

Transition Services Agreement between Digital Angel Corporation and MGT Capital Investments, Inc. dated as of May 3, 2013(filed as Exhibit 10.2 to Registrant’s Current Report on Form 8-K filed with the Commission on May 7, 2013)

10.16

Asset Purchase Agreement by and between Digital Angel Corporation and MGT Capital Investments, Inc. dated April 10, 2013 (filed as Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed with the Commission on April 16, 2013)

10.17

Letter Agreement between Mr. Joseph Grillo (via MEG Properties, LLC) and Digital Angel Corporation effective April 11, 2013 (filed as Exhibit 10.2 to Registrant’s Current Report on Form 8-K filed with the Commission on April 16, 2013)*

10.18	Employment Agreement dated as of July 8, 2013, between the Company and Scott R. Silverman (filed as Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed with the Commission on July 12, 2013)*

10.19

Employment Agreement dated as of July 8, 2013, between the Company and Randolph K. Geissler (filed as Exhibit 10.2 to Registrant’s Current Report on Form 8-K filed with the Commission on July 12, 2013)*

10.10

Employment Agreement, effective as of January 1, 2012, between VeriTeQ Acquisition Corporation and Scott R. Silverman (filed as Exhibit 10.1 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013)*

10.21

Termination of Employment Agreement, effective July 7, 2013, between VeriTeQ Acquisition Corporation and Scott R. Silverman (filed as Exhibit 10.2 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013)*

10.22

Employment Agreement, dated January 2, 2013, but made effective as of September 1, 2012, between VeriTeQ Acquisition Corporation and Randolph K. Geissler (filed as Exhibit 10.3 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013)*

10.23

Termination of Employment Agreement, effective July 7, 2013, between VeriTeQ Acquisition Corporation and Randolph K. Geissler(filed as Exhibit 10.4 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013)*

10.24

Restricted Stock Award Agreement, dated January 22, 2013, between VeriTeQ Acquisition Corporation and Randolph K. Geissler (filed as Exhibit 10.5 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013)*

10.25

Amended and Restated Employment Agreement, dated as of November 14, 2013, between the Company and Scott R. Silverman (filed as Exhibit 10.6 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013)*

10.26

Amended and Restated Employment Agreement, dated as of November 14, 2013, between the Company and Randolph K. Geissler (filed as Exhibit 10.7 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013)*

10.27

Stock Purchase Agreement, dated January 11, 2012, by and between PositiveID Corporation and VeriTeQ Acquisition Corporation (filed as Exhibit 10.8 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013)

10.28

Asset Purchase Agreement, dated August 28, 2012, by and between PositiveID Corporation and VeriTeQ Acquisition Corporation (filed as Exhibit 10.9 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013)

10.29

License Agreement, dated August 28, 2012, by and between PositiveID Corporation and VeriTeQ Acquisition Corporation (filed as Exhibit 10.10 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013)

10.30

Letter Agreement, dated August 28, 2012, between PositiveID Corporation and VeriTeQ Acquisition Corporation (filed as Exhibit 10.11 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013)

10.31

Secured Promissory Note, dated January 11, 2012, between VeriTeQ Acquisition Corporation as Borrower and PositiveID Corporation as Lender (filed as Exhibit 10.12 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013)

10.32

Letter Agreement, dated April 22, 2013, between PositiveID Corporation and VeriTeQ Acquisition Corporation (filed as Exhibit 10.13 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013)

10.33

Letter Agreement dated July 8, 2013, between PositiveID Corporation and VeriTeQ Acquisition Corporation (filed as Exhibit 10.4 to Registrant’s Current Report on Form 8-K filed with the Commission on July 12, 2013)

10.34

Asset Purchase Agreement, dated December 3, 2012, between SNC Holdings Corp. and VeriTeQ Acquisition Corporation (filed as Exhibit 10.15 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013)

10.35

Bill of Sale, dated November 30, 2012 and effective December 3, 2012, by and between SNC Holdings Corp. and VTQ IP Holding Corporation (filed as Exhibit 10.16 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013)

10.36

Assignment and Assumption Agreement, dated November 30, 2012 and effective December 3, 2013, by and between SNC Holdings Corp. and VeriTeQ Acquisition Corporation(filed as Exhibit 10.17 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013)

10.37

Assignment and Assumption of Patents, dated November 30, 2012 and effective December 3, 2012, by and between SNC Holdings Corp. and VTQ IP Holding Corporation (filed as Exhibit 10.18 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013)

10.38

Assignment and Assumption of Trademarks, dated November 28, 2012 and effective December 3, 2012, by and between SNC Holdings Corp. and VTQ IP Holdings Corporation (filed as Exhibit 10.19 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013)

10.39

Royalty Agreement dated November 30, 2012 and effective December 3, 2012, by and between SNC Holdings Corp. and VeriTeQ Acquisition Corporation (filed as Exhibit 10.20 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013)

10.40

Form of Security Agreement, dated November 28, 2012 and effective December 3, 2012, among SNC Holdings Corp., VeriTeQ Acquisition Corporation and VTQ IP Holdings Corporation (filed as Exhibit 10.21 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013)

10.41

Non-Negotiable Secured Convertible Promissory Note dated December 3, 2012, between VeriTeQ Acquisition Corporation as Borrower and SNC Holding Corp. as Lender (filed as Exhibit 10.22 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013)

10.42

First Amendment to Promissory Note, dated July 8, 2013, given by VeriTeQ Acquisition Corporation as Borrower in Favor of SNC Holding Corp.as Lender (filed as Exhibit 10.23 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013)

10.43

Promissory Note, dated April 10, 2013, among VeriTeQ Acquisition Corporation as Borrower and Randolph Geissler/Donald Brattain as Lenders (filed as Exhibit 10.25 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013)

10.44

Promissory Note, dated October 11, 2013, between VeriTeQ Acquisition Corporation as Borrower and Scott R. Silverman as Lender (filed as Exhibit 10.26 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013)

10.45

Promissory Note, dated October 29, 2013, between the Registrant as Borrower and Scott R. Silverman as Lender (filed as Exhibit 10.27 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013)

10.46

Letter Agreement dated November 8, 2013, between VeriTeQ Acquisition Corporation and PositiveID Corporation (filed as Exhibit 10.28 to Registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2013)

10.47

Securities Purchase Agreement, dated November 13, 2013, by and among the Registrant and Certain Institutional Investors (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on November 14, 2013)

10.48

Form of Senior Convertible Note, dated November 13, 2013, by and among the Registrant and Certain Institutional Investors (filed as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the Commission on November 14, 2013)

10.49

Form of Warrant, dated November 13, 2013, by and among the Registrant and Certain Institutional Investors (filed as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K file with the Commission on November 14, 2013)

10.50

Form of Registration Rights Agreement, dated November 13, 2013, by and among the Registrant and Certain Institutional Investors (filed as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K file with the Commission on November 14, 2013)

10.51

Form of Lock-Up Agreement, dated November 13, 2013, by and among the Registrant and Certain Institutional Investors (filed as Exhibit 10.5 to the Registrant’s Current Report on Form 8-K file with the Commission on November 14, 2013)

10.52

Security Agreement, dated November 13, 2013, by and among the Registrant and Certain Institutional Investors (filed as Exhibit 10.6 to the Registrant’s Current Report on Form 8-K file with the Commission on November 14, 2013)

10.53

Guaranty, dated November 13, 2013, by and among the Registrant and Certain Institutional Investors (filed as Exhibit 10.7 to the Registrant’s Current Report on Form 8-K file with the Commission on November 14, 2013)

10.54

Promissory Note, dated January 8, 2014, between the Registrant as Borrower and Michael E. Krawitz as Lender (filed as Exhibit 10.54 to the Registrant’s Registration Statement on Form S-1/A filed with the Commission January 17, 2014)

10.55

Promissory Note, dated January 16, 2014, between the Registrant as Borrower and Scott R. Silverman as Lender (filed as Exhibit 10.55 to the Registrant’s Registration Statement on Form S-1/A filed with the Commission January 17, 2014)

10.56

Promissory Note, dated January 16, 2014, between the Registrant as Borrower and Randolph K. Geissler as Lender  (filed as Exhibit 10.56 to the Registrant’s Registration Statement on Form S-1/A filed with the Commission January 17, 2014)

10.57	Promissory Note, dated February 4, 2014, between the Registrant as Borrower and Corbin Properties LLC (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Commission on February 5, 2014)

10.58	Employment Agreement between the Company and Michael E. Krawitz effective January 31, 2014 (filed as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the Commission on February 5, 2014)

21.1	List of Subsidiaries (filed as Exhibit 21.1 to the Registrant’s Registration Statement on Form S-1/A filed with the Commission January 17, 2014) †

23.1	Consent of EisnerAmper LLP**

23.2	Consent of Holland & Knight, LLP†

24.1	Power of Attorney†

101.INS†	XBRL Instance Document***
101.SCH†	XBRL Taxonomy Extension Schema Document***
101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document***
101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document***
101.LAB†	XBRL Taxonomy Extension Label Linkbase Document***
101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document***

*	Management contract or compensatory plan.
**	Filed herewith
***

XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not otherwise subject to liability under these Sections..

†	Previously filed.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(a)(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   That, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Delray Beach, State of Florida, on February 6, 2014.

VERITEQ CORPORATION

By:	/s/ Scott R. Silverman
Scott R. Silverman
Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Scott R. Silverman	Chief Executive Officer and Chairman of the Board	February 6, 2014
Scott R. Silverman

Chief Legal and Financial Officer (Principal
/s/ Michael E. Krawitz	Financial Officer)	February 6, 2014
Michael E. Krawitz

/s/ Barry M. Edelstein*	Director
Barry M. Edelstein		February 6, 2014

/s/ Michael E. Krawitz*	Director
Michael E. Krawitz		February 6, 2014

/s/ Daniel E. Penni*	Director
Daniel E. Penni		February 6, 2014

/s/ Shawn A. Wooden*	Director
Shawn A. Wooden		February 6, 2014

By:	*/s/ Scott R. Silverman
Scott R. Silverman
Attorney-in-Fact